petco

2024 Annual Report







Joel D. Anderson
Chief Executive Officer

Dear Fellow Shareholders,

2025 will mark Petco's 60th anniversary—a milestone that reminds our over 29,000 partners of our deep heritage, the trust we've earned from generations of pet parents, and the opportunity ahead to strengthen our iconic brand. Our mission to improve the lives of pets and pet parents remains the heart of our business.

Since beginning my role as Petco's CEO last year, one of my main priorities has been listening to and learning from our customers and partners across all facets of our business. My confidence in the power and potential of the Petco brand has only grown stronger over these past several months, and I am deeply optimistic about the road ahead.

2024 was a year of stabilization for Petco. We are grounded in our mission and renewed in our focus. While there is more work ahead, I'm encouraged by the early momentum underway and our detailed, phased strategy to return the business to sustainable, profitable growth.

Executing a Multiphase Turnaround Strategy

Shortly after joining Petco, we established a three-phase strategy to unlock our full potential:

Phase One: Strengthen the foundation and stabilize profitability

Beginning in the second half of fiscal 2024, we took action to strengthen our retail fundamentals. This work centered on restoring core operating disciplines, improving the shopping experience in our pet care centers, and building the right leadership team to guide our transformation. Culture, accountability, and operational transparency have been central themes.

"These actions are designed to identify new ways to elevate the Petco brand."

We built out a seasoned leadership team with proven track records of retail excellence to enable change, accelerate key initiatives we are undertaking, and better position Petco for the future.

I've seen firsthand the passion and expertise that defines the Petco partner community. With this collective energy and the guidance of our complete leadership team, I have great confidence in our ability to deliver on Petco's full potential.

Phase Two: Implement and execute for operational improvement

With a strengthened foundation in place, and a seasoned leadership team, our attention is quickly turning toward implementation and execution. This work is ongoing and gaining traction:

- Enhanced merchandising: Through my decades in retail, I've consistently seen that if we present customers with unique, trend-right products at a compelling value proposition, we'll accelerate our return to retail excellence. With this in mind, we have been in the process of optimizing our





assortment to more closely align with consumer demand, which is especially critical at a time when consumers are more choiceful in their purchasing. We are also improving how our products show up to customers. Utilizing a data-driven approach, we are allocating more of our focus and shelf space to top-selling brands and high-velocity SKUs. I'm pleased with our progress to date and look forward to you seeing this work come to life in our stores and online in a more meaningful way.

- Disciplined cost structure: We continue to make progress against our cost transformation and take-out initiative. Examples include identifying operational inefficiencies in our supply chain, recalibrating marketing at both the top and bottom of the funnel, and instituting a more holistic procurement process, to name a few. Importantly, these aren't one-time actions but cultural and operational shifts designed to yield greater efficiency, agility, and increased productivity for long-term benefit. This work is just beginning, and we're continuously seeking opportunities across the organization to unlock sustainable cost savings.

> **"I've seen firsthand the passion and expertise that defines the Petco partner community."**

- Improved customer experience: To win in today's retail environment, we must improve the way we serve our customers across our pet care centers, online, and in our services platforms. I see significant opportunity to drive greater consistency across our ecosystem, which will not only improve and strengthen the Petco brand but will also drive efficiencies that can be reinvested into improving the customer experience. During my time working in our pet care centers, I met some of the most knowledgeable and enthusiastic associates I've encountered in retail. We are setting new labor model standards to maximize the amount of time our store partners spend with customers—something we know they're passionate about and that drives enthusiasm for working at Petco—and less time on tasks that keep them in the back of the store. We see opportunities in services as well. We're leveraging our relationships with vet customers to better understand what they value at Petco and inform how we engage with them to improve customer experience and, ultimately, retention. I'm energized by the opportunity across customer experience that sits in front of us.



Phase Three: Return to revenue growth

Our primary focus in the near term is execution against the initiatives I've just outlined, which will ultimately position the business for our third phase, returning to growth. We are in the early stages of laying the groundwork for this next phase, which includes:

- Undergoing a comprehensive "North Star" strategic review to define our competitive position and uncover white space opportunities.

- Reinvigorating internal product development to differentiate through proprietary offerings.

- Studying regional market dynamics to identify under-penetrated areas for future expansion.

- Enhancing our omni capabilities and digital experience, including plans to revisit and scale our membership program.

- Investing in service opportunities—the fastest-growing area of the pet category—where we have an established leadership position and a differentiated model.

Collectively, these actions are designed to identify new ways to elevate the Petco brand, enhance the customer experience, and build top-line momentum. I look forward to updating you on our progress.

Restoring the health of our economic model

As we navigate an increasingly complex macroeconomic environment, our number one financial priority is clear: to restore the health of our economic model through gross margin expansion, SG&A leverage, and improved return on invested capital. We are embedding discipline and higher levels of accountability across every aspect of the business while instilling new rigor into our capital allocation decisions. Restoring the health of our economic model will ultimately improve our earnings power and set the foundation for sustainable, profitable growth over the long term.



The future for Petco is bright

Petco's brand, mission, and market opportunity remain strong. We are executing with urgency, rebuilding trust with our customers and shareholders, and driving toward building momentum. While we are still in the early stages of our transformation, we are operating from a stronger foundation with a plan and a team that I believe in deeply.

Thank you for your continued support of Petco and your belief in our vision. We look forward to sharing our progress with you in the quarters and years to come.

Joel D. Anderson
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39878

Petco Health and Wellness Company, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**81-1005932**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
10850 Via Frontera	
San Diego, California	**92127**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 453-7845

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	WOOF	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the Common Stock on The Nasdaq Global Select Market on August 2, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $252 million.

The number of shares of registrant's Class A Common Stock outstanding as of March 27, 2025 was 239,544,398.

The number of shares of registrant's Class B-1 Common Stock outstanding as of March 27, 2025 was 37,790,781.

The number of shares of registrant's Class B-2 Common Stock outstanding as of March 27, 2025 was 37,790,781.

Auditor Firm Id:	42	Auditor Name:	Ernst & Young LLP	Auditor Location:	San Diego, California

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2024 annual meeting of stockholders within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

Note on the Presentation

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to (i) "Petco," "our company," "we," "our," and "us," or like terms, refer to Petco Health and Wellness Company, Inc. and/or its subsidiaries, individually and/or collectively, and (ii) "common stock" refer to our Class A common stock, our Class B-1 common stock and our Class B-2 common stock, collectively. References to our certificate of incorporation and bylaws are to our second amended and restated certificate of incorporation, as amended, and our second amended and restated bylaws, respectively.

We are currently indirectly controlled by certain funds (the "CVC Funds") that are advised and/or managed by CVC Capital Partners ("CVC") and Canada Pension Plan Investment Board, a Canadian company (together with its affiliates, "CPP Investments" and, together with the CVC Funds, our "Sponsors"). Our Sponsors primarily exercise their control through Scooby Aggregator, LP (our "Principal Stockholder").

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to "fiscal year" mean the year in which that fiscal year began. For example, references to fiscal 2024 refer to the fiscal year beginning February 4, 2024 and ending February 1, 2025.

Industry and Market Data

This Annual Report on Form 10-K includes market data and forecasts with respect to the pet care industry. Although we are responsible for all of the disclosure contained in this Annual Report on Form 10-K, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this Annual Report on Form 10-K are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as Packaged Facts, and other externally obtained data that we believe to be reliable. Some market and industry data, and statistical information and forecasts, are also based on management's estimates, which are derived from our review of internal surveys as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties, including those discussed under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. As a result, although we believe that these sources are reliable, we have not independently verified the information.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical fact, including, but not limited to, statements regarding: our expectations with respect to our revenue, expenses, profitability, and other operating results; our growth plans; our ability to compete effectively in the markets in which we participate; the execution on our transformation initiatives; and the impact of certain macroeconomic factors, including inflationary and interest rate pressures, consumer spending patterns, global supply chain constraints, and global economic and geopolitical developments, on our business. Forward-looking and other statements in this Annual Report on Form 10-K may also address our progress, plans, and goals with respect to sustainability initiatives, and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). Such plans and goals may change, and statements regarding such plans and goals are not guarantees or promises that they will be met. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Such forward-looking statements can generally be identified by the use of forward-looking terms such as "believes," "expects," "may," "intends," "will," "shall," "should," "anticipates," "opportunity," "illustrative", or the negative thereof or other variations thereon or comparable terminology. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct or that any forward-looking results will occur or be realized. Nothing contained in this Annual Report on Form 10-K is, or should be relied upon as, a promise or representation or warranty as to any future matter, including any matter in respect of our operations or business or financial condition. All forward-looking statements are based on current expectations and assumptions about future events that may or may not be correct or necessarily take place and that are by their nature subject to significant uncertainties and contingencies, many of which are outside of our control.

Forward-looking statements are subject to many risks, uncertainties, and other factors that could cause actual results or events to differ materially from the potential results or events discussed in such forward-looking statements, including, without limitation, those identified in this Annual Report on Form 10-K as well as the following: (i) increased competition (including from multi-channel retailers, mass and grocery retailers, and e-Commerce providers); (ii) reduced consumer demand for our products and/or services; (iii) our reliance on key vendors; (iv) our ability to attract and retain qualified employees; (v) risks arising from statutory, regulatory and/or legal developments; (vi) macroeconomic pressures in the markets in which we operate, including inflation, prevailing interest rates, and the impact of tariffs; (vii) failure to effectively manage our costs; (viii) our reliance on our information technology systems; (ix) our ability to prevent or effectively respond to a data privacy or security breach; (x) our ability to effectively manage or integrate strategic ventures, alliances, or acquisitions and realize the anticipated benefits of such transactions; (xi) economic or regulatory developments that might affect our ability to provide attractive promotional financing; (xii) business interruptions and other supply chain issues; (xiii) catastrophic events, political tensions, conflicts and wars (such as the ongoing conflicts in Ukraine and the Middle East), health crises, and pandemics; (xiv) our ability to maintain positive brand perception and recognition; (xv) product safety and quality concerns; (xvi) changes to labor or employment laws or regulations; (xvii) our ability to effectively manage our real estate portfolio; (xviii) constraints in the capital markets or our vendor credit terms; (xix) changes in our credit ratings; (xx) impairments of the carrying value of our goodwill and other intangible assets; (xxi) our ability to successfully implement our operational adjustments, achieve the expected benefits of our cost action plans, and drive improved profitability; and (xxii) the other risks, uncertainties, and other factors identified herein under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any such factors could significantly alter the results set forth in these statements.

We caution that the foregoing list of risks, uncertainties, and other factors is not complete, and forward-looking statements speak only as of the date they are made. We undertake no duty to update publicly any such forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law, regulation, or other competent legal authority.

In addition, statements such as "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Risk Factors Summary

Investing in our securities involves a high degree of risk. The following is a summary of the principal factors that make an investment in our securities speculative or risky, all of which are more fully described below in the section titled "Risk Factors." This summary should be read in conjunction with the "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing our business. In addition to the following summary, you should consider the information set forth in the "Risk Factors" section and the other information contained in this Annual Report on Form 10-K before investing in our securities.

Risks Related to Our Business

- A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

- The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

- Competition in the markets in which we operate, including internet-based competition, is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net income could decline.

- We may be unable to execute our growth strategies successfully or manage and sustain our growth and, as a result, our business may be adversely affected.

- We have experienced difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

- We face various risks as an e-commerce retailer.

- If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely affected.

- A disruption, malfunction, or increased costs in the operation, expansion, or replenishment of our distribution centers or our supply chain would affect our ability to deliver to our locations and e-commerce customers or increase our expenses, which could harm our sales and profitability.

- We occasionally seek to grow our business through acquisitions of or investments in new or complementary businesses, products, or services, or through strategic ventures, and the failure to successfully identify these opportunities, manage and integrate these acquisitions, investments, or alliances, or to achieve an adequate return on these investments, could have an adverse effect on us.

- Negative publicity arising from claims that we do not properly care for animals we handle or sell could adversely affect how we are perceived by the public and reduce our sales and profitability.

- Our quarterly operating results may fluctuate due to the timing of expenses, new pet care center openings, pet care center closures, and other factors.

- Pet consumables safety, quality, and health concerns could adversely affect our business.

- Failure to attract and retain quality employees and experienced management personnel could adversely affect our performance.

- Our results may be adversely affected by serious disruptions or catastrophic events, including public health issues, geopolitical events, and severe weather.

Risks Related to Legal and Regulatory Matters

Failure to comply with governmental regulations or the expansion of existing or the enactment of new laws or regulations applicable to our veterinary services could adversely affect our business and our financial condition or lead to fines, litigation, or our inability to offer veterinary products or services in certain states.

- Our marketing programs, e-commerce initiatives, and use of personal information are governed by an evolving set of laws and enforcement trends, and changes in privacy laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

- Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brand could harm our competitive position or require us to incur significant expenses to enforce our rights.

- We are party to routine litigation arising in the ordinary course of business and may become involved in additional litigation, all of which requires time and attention from certain members of management and can result in significant legal expenses.

- We are subject to environmental, health, and safety laws and regulations that could result in costs to us.

- We may fail to comply with various state or federal regulations covering the dispensing and/or administration of prescription pet medications, including controlled substances, through our veterinary services businesses, which may subject us to reprimands, sanctions, probations, fines, or suspensions.

Risks Related to Our Indebtedness

- Our substantial indebtedness could adversely affect our cash flows and prevent us from fulfilling our obligations under existing debt agreements.

- The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility, which could harm our long-term interests.

- Our failure to comply with the covenants contained in the credit agreements for the First Lien Term Loan and ABL Revolving Credit Facility, including as a result of events beyond our control, could result in an event of default that could cause repayment of our debt to be accelerated.

- The amount of borrowings permitted under the ABL Revolving Credit Facility may fluctuate significantly, which may adversely affect our liquidity, results of operations, and financial position.

- A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our Class A common stock.

Risks Related to Our Class A Common Stock

- Our Sponsors have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

- We are a "controlled company" within the meaning of the Nasdaq rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Accordingly, the holders of our Class A common stock do not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

- We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

General Risk Factors

- A significant portion of our total outstanding shares may be sold into the market, which could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

- If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our Class A common stock price may decline.

PART I

Item 1. Business.

Our Company

Founded in 1965, Petco is a pet specialty retailer focused on improving the lives of pets, pet parents, and our own Petco partners. Building on 60 years of providing solutions for pets and the people who love and care for them, we serve our customers as a fully-integrated, omnichannel provider of pet products, services, and solutions. Through our ecosystem, we provide our customers with a comprehensive offering of products and services to fulfill all of their pets' needs through our 1,398 pet care centers in the U.S. and Puerto Rico, our digital channel, and our flexible fulfillment options. We also operate 142 pet care centers in Mexico and 2 in Chile through a joint venture.

Our product offering leverages a broad assortment of national, owned brand, and exclusive merchandise, providing customers with a wide variety of nutritional options at a wide range of price points, including health-focused options free from artificial ingredients, complemented by a wide variety of pet care supplies and companion animals. While we offer pet parents a full spectrum of product choices, we maintain a number of premium products to address ongoing humanization and premiumization trends in the market. In addition, our owned product assortment, such as WholeHearted, Reddy, and Well & Good, serves as a significant driver of sales, customer loyalty, and repeat purchasing and was a meaningful contributor to enterprise sales in fiscal 2024.

We integrate our product offering with our services business, building on the foundation of treating the whole pet, including their physical, mental, and social well-being. Our service offering includes veterinary care, grooming, and training. Leveraging our experience in Vetco mobile clinics, we operate a network of full service, general practice veterinary hospitals complemented by prescription and insurance offerings. As of February 1, 2025, we had approximately 300 full service veterinary hospitals in our network and operated over 1,500 Vetco clinics on a weekly basis. By integrating our veterinary hospitals into existing pet care centers, we benefit from certain structural advantages compared to stand-alone veterinary care providers, such as additional basket opportunities (including further tapping into the prescription food and drug market).

Our multichannel, go-to-market strategy integrates our digital assets with our nationwide physical footprint to meet the needs of pet parents who are looking for a single source for all their pet's needs. Petco.com, our e-commerce site, and the Petco app, our personalized mobile app, together serve as hubs for pet parents to book appointments and manage all of their pets' needs, while enabling them to shop wherever, whenever, and however they want. Through our connected platform, we offer our customers the convenience of repeat delivery, buy online and pick up in store ("BOPUS"), curbside pick-up, same day delivery, and ship from store. Further enhancing the customer experience, our over 26,000 knowledgeable, passionate partners in our pet care centers provide important high-quality advice to our customers.

The full value of our ecosystem can be realized through our Vital Care membership program, which has a two-tiered offering—Vital Care Core, our free membership tier, and Vital Care Premier, our paid membership tier. Sitting at the intersection of value and loyalty, Vital Care Premier makes it easier and more affordable for pet parents to care for their pets and links pet parents with our merchandise and services offerings, while Vital Care Core provides pet parents with a suite of loyalty offerings. Vital Care is the foundation of our customer-centric model, serving as a driver of repeat visits and engagement.

Industry Dynamics

The U.S. pet care industry is large, serving millions of households with pets, and has exhibited steady growth driven by an increase in the pet population and trends in pet humanization and premiumization. Due to the essential, repeat nature of pet care, the industry has demonstrated resilience across economic cycles. However, during fiscal 2024, we continued to observe softening discretionary spending and shifts in consumer preferences for more value-centric products associated with the current inflationary environment, macroeconomic and political uncertainty and increased competition. In response to this shifting demand, we have broadened our assortment to include more national brands, and implemented strategic pricing and promotional actions to offer more balanced price points in an effort to appeal to a broader base of consumers. In connection with these efforts, in late fiscal 2024 we also began efforts to optimize our assortment and store labor model, and take costs out of all areas of our business in an effort to enhance our profitability and drive performance.

We are strategically focused on growing our presence in veterinary care, e-commerce, and services. Though we do face competition from both large and small pet specialty retailers, e-commerce retailers, and mass and grocery retailers, among others, we believe that we have built an ecosystem that can appeal to a broad base of consumers through the breadth and depth of our assortment and services capabilities, all offered across an integrated ecosystem.

Marketing and Advertising

In fiscal 2024, we continued to evolve our marketing and media strategy, growing our in-house retail media network to enable advertising activities across paid and owned channels, and enhancing our search engine optimization capabilities through the launch of our in-house content hub. Our marketing efforts leverage our integrated ecosystem and competitive positioning to drive customer acquisition, monetization, and retention. We also utilize personalization technology to provide relevant content to our first-party customers.

Human Capital

Our Partners

Our employees, who we call Petco partners, are our most significant asset, critical to the delivery of our transformation and our continued progress. As of February 1, 2025, we had over 29,000 total partners. Our over 26,000 pet care center partners offer a level of customer engagement and content that is differentiated in retail and grounded in a true passion for pets. Our partners are primarily employed on an at-will basis and are compensated through base salary and incentive programs. We strive for our partners to grow and develop in their careers, and offer competitive compensation and benefits programs, incentive compensation, and a range of health and wellness offerings. Though we have encountered a small number of union campaigns, none have been successful to date and, accordingly, none of our partners are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our partners to be good.

Culture

Our employees are our partners and we strive to create an environment that values diverse backgrounds and identities. We understand that an inclusive workplace unlocks diversity of perspectives which enable critical innovation, creative problem solving and high engagement that is key to our mission of improving the lives of pets, pet parents, and our Petco partners. Embedded in our values is the fundamental belief that we are all accepted as we are, and this sentiment is reinforced in teams across our company.

To better serve our diverse customers across our more than 1,500 pet care centers across the United States, Mexico, and Puerto Rico, we are intentional about bringing the skillsets and experiences that help us meet the needs of all pets and pet parents. From attracting bilingual talent that help us serve multicultural market segments to finding experiences that help us innovate in a competitive and changing industry, we continue to evaluate and enhance our recruiting and development strategies to find and build the best talent. As the need for pet care grows, we collaborate with community and industry associations to inspire the next generation of doctors and expand the field of veterinarian medicine.

Partner Communities

We believe that building and supporting connections between our partners creates a more fulfilling and enjoyable workplace experience and enables us to tap into the diverse expertise of our partners. Petco's seven Partner Resource Groups are partner-led and organized, and lead this effort by fostering community and a sense of belonging by facilitating engagement activities to increase cultural competencies, educate partners on issues involving a variety of topics, and help our business better reach our diverse customer base.

Compensation and Benefits

We provide competitive compensation and benefits programs to help meet the needs of our partners and their families. In addition to base cash compensation, we offer our partners a mix of annual bonuses, equity awards, various incentive plans, an Employee Stock Purchase Plan, a 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, and family leave. In fiscal 2024, we also made investments in our 401(k) plan to meet safe-harbor requirements. In addition, we offer a range of webinars, trainings, and subscriptions to support our partners' total wellbeing.

Talent Development

We invest significant resources to attract, develop, and retain top talent. In recent years, we have introduced foundational leadership development training for all new General Managers and above, provided comprehensive pet health and wellness certifications in all pet care centers, and continuously develop our partners' customer engagement skills. In fiscal 2024, we proudly provided nearly 600,000 hours of training to our pet care center partners. In addition, over 40% of open Store General Manager and District Manager positions were filled by internal candidates, either through lateral moves or promotions.

Distribution

We currently have seven primary and two regional distribution centers in our network, which are located in various parts of the United States, that handle almost all distribution for our company. In addition, our ship-from-store, same day delivery, BOPUS, and curbside programs enhance our distribution network, affording us the opportunity to utilize our pet care centers as micro-distribution centers.

The majority of relationships we have with third-party domestic transportation and logistics providers are governed by non-exclusive agreements that do not obligate us to minimum volume or fees, and such agreements may generally be terminated by either party on 45 days' prior written notice. However, the agreements with our top three domestic transportation and logistics providers have certain minimum volume requirements and/or cannot be terminated early without penalty.

Vendor Arrangements

In fiscal 2024, we purchased merchandise from approximately 650 vendors. Our top 10 vendors represented approximately 41% of our annual sales, and no single vendor accounted for more than 9% of our sales. In addition, we only sell the products we carry directly to consumers and primarily purchase our products directly from our vendors rather than through third-party distributors. As such, we do not materially rely on third-party distributors to conduct our overall business. Our policy is to onboard our vendors using a standardized process to confirm their adherence to our applicable standards, policies, and procedures, including those relating to legal compliance, standard payment terms, and product quality. These relationships are typically governed by our standard vendor terms and conditions, under which we submit purchase orders to our vendors specifying the types, quantities, and agreed prices for merchandise that we intend to purchase from them. These agreements do not typically have minimum order requirements or exclusivity obligations for either party. Our terms and conditions do not have a set term, but instead allow us to terminate the relationship for convenience at any time upon written notice to the vendor. Our vendors generally may terminate the relationship on 90-days' written notice but are obligated to fulfill or perform any purchase order accepted prior to such notice.

Petco Love

Petco Love is a nonprofit organization changing lives by making communities and pet families closer, stronger, and healthier. It is an independent 501(c)(3) nonprofit organization supported by contributions from us, Petco customers, corporate partners, and individual donors. Since its founding in 1999, Petco Love has inspired and empowered animal welfare organizations to make a difference, investing nearly $410 million in adoption and medical care programs, reuniting lost pets, spay/neuter services, pet cancer research, service and therapy animals, and numerous other lifesaving initiatives. Through the Think Adoption First program, Petco Love partners with our pet care centers and animal welfare organizations across the country to increase pet adoptions, helping nearly 7 million pets to date find their new loving families.

In April 2021, Petco Love launched Petco Love Lost, a national lost and found pet database that uses image recognition technology to help reunite lost pets with their families should they ever go missing. To date, more than 3,000 animal welfare organizations and pet industry partners across the U.S. utilize the platform, and Petco Love Lost has helped return over 100,000 pets to their loving homes.

Launched in August 2021, Petco Love's *Vaccinated and Loved* initiative provides free pet vaccines to its partners. 3.2 million vaccines have been distributed towards a current commitment of 4 million. Providing these much-needed vaccinations in under-resourced communities is something Petco Love believes gives more pets the best chance to live long and healthy lives.

Our Trademarks and Other Intellectual Property

We believe that our rights in our intellectual property, including trademarks and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademarks that have been registered, or for which registration applications are pending, in the United States and certain foreign jurisdictions. These trademarks include Bond & Co., EveryYay, Good 2 Go, Good Lovin', Harmony, Imagitarium, Leaps & Bounds, Petco, Petco Love, Petco Park, PetCoach, Reddy, Ruff & Mews, So Phresh, Vetco, Well & Good, Where the Pets Go, WholeHearted, You & Me, Youly, Vital Care Core, and Vital Care Premier. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including petco.com. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors, and business partners to protect our trade secrets, proprietary technology, and other confidential information. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions.

Government Regulation

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public health, animal welfare, natural resources, and the environment. Our operations, including our owned brand manufacturing outsourcing partners, are subject to regulation by the Occupational Safety and Health Administration ("OSHA"), the U.S. Food and Drug Administration (the "FDA"), the U.S. Department of Agriculture (the "USDA"), the Drug Enforcement Administration (the "DEA"), and by various other federal, state, local, and foreign authorities regarding the sale, processing, packaging, storage, distribution, advertising, labeling, and import of our products, including food safety standards. For more information, please read "Risk Factors—Risks Related to Legal and Regulatory Matters—Our operations are subject to extensive governmental regulation, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations. Our failure to comply with such laws and regulations may result in enforcements, recalls, and other adverse actions that could disrupt our operations and adversely affect our financial results."

The FDA regulates animal feed, including pet food, under the Federal Food, Drug, and Cosmetic Act, (the "FFDCA"), and its implementing regulations. Although pet foods are not required to obtain premarket approval from the FDA, the FFDCA requires that all animal foods are safe for consumption, produced under sanitary conditions, contain no harmful substances, and are truthfully labeled. Most states also require that pet foods distributed in the state be registered or licensed with the appropriate state regulatory agency. In addition, most facilities that manufacture, process, pack, or hold foods, including pet foods, must register with the FDA and renew their registration every two years, and are subject to periodic FDA inspection. This includes most foreign, as well as domestic facilities. Registration must occur before the facility begins its pet food manufacturing, processing, packing, or holding operations.

The labeling of pet foods is regulated by both the FDA and some state regulatory authorities. FDA regulations require proper identification of the product, a net quantity statement, a statement of the name and place of business of the manufacturer or distributor, and proper listing of all the ingredients in order of predominance by weight. Most states also enforce their own labeling regulations, many of which are based on model definitions and guidelines developed by the Association of American Feed Control Officials (the "AAFCO"). AAFCO is a voluntary, non-governmental membership association of local, state, and federal agencies that are charged with regulation of the sale and distribution of animal feed, including pet foods. The degree of oversight of the implementation of these regulations varies by state, but typically includes a state review and approval of each product label as a condition of sale in that state.

The FDA also regulates the inclusion of specific claims in pet food labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA has issued guidance regarding products that provide nutrients in support of an animal's daily nutrient needs but which are also labeled as being intended for use to diagnose, cure, mitigate, treat, or prevent disease, thereby meeting the statutory definitions of both a food and a drug.

Under Section 423 of the FFDCA, the FDA may require the recall of an animal feed product if there is a reasonable probability that the product is adulterated or misbranded and the use of or exposure to the product will cause serious adverse health consequences or death. In addition, pet food manufacturers may voluntarily recall or withdraw their products from the market.

Certain states have laws, rules, and regulations that require that veterinary medical practices be either wholly owned or majority owned by licensed veterinarians and that corporations that are not wholly owned or majority owned by licensed veterinarians refrain from providing, or holding themselves out as providers of, veterinary medical care, or directly employing or otherwise exercising control over veterinarians providing such care. In these states and jurisdictions, we provide management and other administrative services to veterinary practices rather than owning such practices or directly employing the veterinarians providing medical care. Although we believe that we have structured our operations to comply with our understanding of the veterinary medicine laws of each state and jurisdiction in which we operate, interpretive legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed.

In addition, all of the states in which we operate impose various registration permit and/or licensing requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our animal wellness centers are required to maintain valid state licenses to practice and veterinarians practicing in our full-service hospitals are required to maintain valid licenses with the DEA. We are also required to comply with state laws governing the dispensing of prescription pet medications by our veterinarians. Additionally, our pet insurance plans must be registered with certain state departments of insurance and comply with their requirements.

Available Information

Our website address is petco.com, and our investor relations website is ir.petco.com. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the SEC, corporate governance information (including our Code of Business Conduct and Ethics and Principles of Corporate Governance) and select press releases. We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, and amendments to reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Exchange Act. The SEC maintains a website at sec.gov that contains reports, proxy and information statements, and other information regarding Petco and other issuers that file electronically with the SEC.

Item 1A. Risk Factors.

Investing in our securities involves uncertainty and risk due to a variety of factors. You should carefully consider the risks described below with all of the other information included in this Annual Report on Form 10-K. Some of the factors, events, and contingencies discussed below may have occurred in the past, and the disclosures below are not representations as to whether or not the factors, events, or contingencies have occurred in the past, but are provided because future occurrences of such factors, events, or contingencies could have a material adverse effect on our business, results of operations, financial condition, cash flows or stock price. Further, the risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. If any of the following risks were to occur, our business, financial condition, and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. For a

summary of these risks, please read "Risk Factors Summary," which immediately precedes Part I, Item 1 of this Annual Report on Form 10-K.

Risks Related to Our Business

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by numerous factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, inflation, the availability of discretionary income and credit, weather, consumer confidence, and unemployment levels. We have experienced, and could continue to experience, declines in sales of certain products and services and changes in the types of products and services purchased during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products and services, which could reduce our profitability and adversely affect our business. For instance, a decline in the amount of discretionary consumer spending due in part to persistent inflation has negatively impacted sales of discretionary items, which has had, and could continue to have, an adverse affect on our profitability.

We have also benefited from increasing pet ownership, discretionary spending on pets, and trends in humanization and premiumization in the pet industry, as well as favorable pet ownership demographics. To the extent these trends continue to slow or reverse, our sales and profitability would continue to be adversely affected. Specifically, though we've experienced significant growth in sales of non-discretionary consumables, spending on non-discretionary items has declined due in part to persistent inflation, which has adversely impacted our profitability. Further, in response to shifting consumer demand, beginning in fiscal 2023 we broadened our assortment to include more national brand products, which are typically lower priced and less profitable, in addition to taking strategic pricing actions throughout our broader assortment of merchandise. Though sales of such products have been significant, if we do not increase the average basket size of customers purchasing such products, or we are unsuccessful in transitioning such customers into higher margin products over time, then our profitability could be adversely affected. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns, and pet care needs could adversely affect our relationship with our customers, the demand for our products and services, our market share, and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products and services to meet the requirements of pet parents. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands, and preferences. For instance, in response to shifting consumer demand and increased competition, beginning in fiscal 2023 we broadened our assortment to include more national brand products, particularly consumables, and in fiscal 2024 we implemented strategic pricing actions across our assortment.

Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback. Additionally, the development and introduction of innovative new products and services and expansion into new offerings involves considerable costs. Any new product, service, or offering may not generate sufficient customer interest and sales to become profitable or to cover the costs of its development and promotion and, as a result, may adversely impact our results of operations, including our profitability.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

Our continued success is substantially dependent on positive perceptions of Petco, including our owned or exclusive brands.

We believe that one of the reasons our customers prefer to shop at Petco, and that our partners choose Petco as a place of employment, is the reputation we have built over many years of serving our primary constituencies: customers; partners; and the communities in which we operate. These are core elements of the Petco mission and brand. To be successful in the future, we must continue to preserve, grow, and leverage the value of our reputation and our brand. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents (even if based on rumor or misunderstanding) that erode trust and confidence, particularly if they result in adverse publicity or widespread reaction on social media, governmental investigations, or litigation, can have an adverse impact on these perceptions and lead to adverse effects on our business, including decreased comparable sales, consumer boycotts, loss of new pet care center development opportunities, lower partner morale and productivity, or partner recruiting and retention difficulties.

In addition, we sell many products under our owned or private label brands. Maintaining consistent product quality, competitive pricing, and availability of our branded products for our customers is essential to developing and maintaining customer loyalty and brand awareness. These products often have higher margins than national brand products. If one or more of these brands experience a loss of consumer acceptance or confidence, our sales and gross margin could be adversely affected.

Competition in the markets in which we operate, including internet-based competition, is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net income could decline.

The pet care industry is highly competitive. We compete with a number of specialty pet store chains and independent pet stores. We also compete with online retailers, supermarkets, warehouse clubs, and mass merchants. The pet care industry has become increasingly competitive due to the expansion of pet-related product and service offerings by certain supermarkets, warehouse clubs, other retail merchandisers, and online retailers, and the entrance of additional independent pet stores with unique product and service offerings and other pet specialty retailers into the pet food and pet supply market, some of which have developed store formats similar to ours. Some competitors are larger and have access to greater capital and the ability to invest more resources than we do.

We have been facing greater competition from national, regional, local, and online retailers. In particular, major competitors have sought to gain or retain market share by reducing prices or by introducing additional products or services, and this has required us to reduce prices on certain products or services and introduce new offerings in order to remain competitive, which could negatively affect our profitability and/or require a change in our operating strategies.

Sustained change in consumer preferences could decrease the attractiveness of what we believe to be our competitive advantages, including our extensive product assortment, premium product offerings, omnichannel capabilities, high-quality service offerings, and a unique customer experience, which could adversely affect our business and results of operations. Further, if we fail to otherwise positively differentiate our customer experience from that of our competitors, our business and results of operations could be adversely affected.

We may be unable to execute our growth strategies successfully or manage and sustain our growth and, as a result, our business may be adversely affected.

Our strategies include, among other things, expanding our veterinary service offerings and building out our digital and data capabilities, growing our market share in consumables like fresh/frozen and in services like veterinary care, grooming, and training, enhancing our owned brand portfolio, streamlining floor-level processes and store manager responsibilities in our pet care centers, and introducing new offerings to better connect with our customers. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

- whether we have adequate capital resources to expand our offerings and build out our digital and data capabilities;

- our ability to include veterinary services in our existing pet care centers or in our remodeled or relocated pet care centers;

- our ability to relocate our pet care centers and obtain favorable sites and negotiate acceptable lease terms;

- our ability to hire, train, and retain skilled personnel, including veterinarians, information technology professionals, owned brand merchants, and groomers and trainers;

- our acceptance in new markets, as well as our ability to withstand competition in such markets; and

- our ability to continue to upgrade our information and other operating systems and to make use of the data that we collect through these systems to offer better products and services to our customers.

Our existing locations may not maintain their current levels of sales and profitability, and our growth strategies may not generate sales levels necessary to achieve pet care center level profitability comparable to that of our existing locations. To the extent that we are unable to execute on our growth strategies in accordance with our expectations, our sales growth would come primarily from the organic growth of existing product and service offerings.

We have experienced difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

The successful growth of our veterinary services business depends significantly on our ability to recruit and retain skilled veterinarians and other veterinary technical staff. We face competition from other veterinary service providers in the labor market for veterinarians and, from time to time, we have experienced shortages of skilled veterinarians in markets in which we operate, or desire to operate, our veterinary service businesses, which has required us or our affiliated veterinary practices to increase wages and enhance benefits to recruit and retain enough qualified veterinarians to adequately staff our veterinary services operations. If we are unable to recruit and retain qualified veterinarians, or to control our labor costs, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we seek to further integrate our in-store and online operations and have made, and expect to continue to make, significant investments to integrate and grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business.

Additionally, customer expectations about the methods by which they purchase and receive products or services are also becoming more demanding. Customers routinely use technology and a variety of electronic devices and digital platforms to rapidly compare products and prices, read product reviews, determine real-time product availability, and purchase products. Once products are purchased, customers are seeking alternate options for delivery of those products, and they often expect quick, timely, and low-price or free delivery and/or convenient pickup options. We must continually anticipate and adapt to these changes in the purchasing process.

In some circumstances, increased transactions through our website may result in reduced customer traffic in our pet care centers, particularly as customers take advantage of buy online and pick up in store, curbside pickup, and home delivery services available for online orders when making certain types of purchases, such as for bulk orders, repeat deliveries, or heavy pet products. There is a risk that any such reduced customer traffic may reduce the sales of certain products and services in our pet care centers. The availability of free shipping of online and "extended aisle" orders increases our costs and could adversely affect our profitability.

In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers, including offering competitive pricing for our products, could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely affected.

Our growth rate depends, to a large degree, on the availability of adequate capital to fund the expansion of our offerings, including veterinary services and digital capabilities, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to maintain sufficient cash flow or obtain sufficient equity or debt capital on acceptable terms, or at all, to support our expansion plans.

Moreover, the credit agreements governing the First Lien Term Loan and ABL Revolving Credit Facility contain provisions that restrict the amount of debt we may incur in the future, and certain other covenants that may restrict or impair our growth plans. If we are not successful in generating or obtaining sufficient capital, we may be unable to invest in our growth, which may adversely affect our results of operations.

We depend on key personnel, and if we lose the services of any of our executive officers, we may not be able to run our business effectively.

We are dependent upon the efforts of our key personnel, including our executive officers, and from time to time, there have been, and in the future may be, changes to our management team resulting from the hiring, departure or realignment of executive functions. The departure of any of our key personnel could affect our ability to run our business effectively. Our success will, in part, depend on our ability to retain our current management and to develop, attract, and retain qualified personnel in the future. Competition for senior management personnel is intense with increasingly aggressive compensation packages, and we cannot assure you that we can retain our key personnel or that our succession planning will prove effective. Furthermore, significant declines in our stock price have reduced the retention value of our outstanding share-based awards, which could impact the competitiveness of our compensation over time. The loss of a member of senior management requires the remaining executive officers and our board of directors to divert immediate and substantial attention to seeking a replacement. The inability to fill vacancies in our key personnel positions, including executive positions, on a timely basis could adversely affect our ability to implement our business strategy and be disruptive to our business, which would negatively impact our results of operations.

The loss of any of our key merchandise vendors, or of any of our exclusive distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current pet food or supply vendors will be able to accommodate our anticipated growth and expansion of our business. An inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations.

We generally do not maintain long-term supply contracts with our merchandise vendors. Thus, most vendors could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors of pet food, particularly owned brand pet food, or pet supplies that we offer could have a negative impact on our business, financial condition, and results of operations. For more information regarding our vendors, please read "Business—Vendor Arrangements."

We continually seek to expand our base of pet food and supply vendors and to identify new pet products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

Most of the premium pet food brands that we purchase are not widely carried in supermarkets, warehouse clubs, or mass merchants. If any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers, our ability to attract and retain customers or our competitive position may suffer. Further, if supermarkets, warehouse clubs, or mass merchants begin offering any of these premium pet food brands at lower prices, our sales and gross margin could be adversely affected.

Several of the pet food brands and product lines we currently purchase and offer for sale to our customers are not offered by our closest pet specialty competitor. However, in most cases, we have not entered into formal exclusivity agreements with the vendors for such brands. In certain circumstances, in the event these vendors choose to enter into distribution arrangements with other specialty pet retailers or other competitors our sales could suffer and our business could be adversely affected.

Our principal vendors currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising, and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

We face various risks related to health epidemics, pandemics, and similar outbreaks, which may materially and adversely affect our business, financial position, results of operations, and cash flows.

Our business and financial results have been, and could be in the future, adversely affected by health epidemics, pandemics, and similar outbreaks. For example, as a result of the COVID-19 pandemic, we reduced operations in many of our pet care centers in fiscal 2020, which decreased our pet care center revenues. Despite our efforts to manage these matters, their ultimate effects also depend on factors beyond our knowledge or control, including the duration, severity, and recurrence of any outbreak and actions taken to contain its spread and mitigate its public health effects. Health epidemics, pandemics, and similar outbreaks may adversely affect our business, financial position, results of operations, and cash flows, including by resulting in (i) significant volatility in demand for our products and services, (ii) changes in consumer behavior and preferences, (iii) disruptions of our manufacturing and supply chain operations, (iv) disruption of our cost saving programs and restructuring initiatives, (v) limitations on our employees' ability to work and travel, and (vi) changes to economic or political conditions in markets in which we operate.

A disruption, malfunction, or increased costs in the operation, expansion, or replenishment of our distribution centers or our supply chain would affect our ability to deliver to our locations and e-commerce customers or increase our expenses, which could harm our sales and profitability.

Our vendors generally ship merchandise to one or more of our distribution centers, which receive and allocate merchandise to our locations and e-commerce customers. The success of our pet care centers depends on their timely receipt of merchandise. If any shipped merchandise were to be delayed because of the impact of severe weather or other disruptions on transnational shipping, particularly from our vendors in Asia, our operations would likely be significantly disrupted. Disruption to shipping and transportation channels due to slowdowns or work stoppages at ports on the West Coast of the United States have occurred in the past, and to the extent they occur in the future, could cause us to rely more heavily on airfreight to achieve timely delivery to our customers, resulting in significantly higher freight costs. Further, increased transportation costs, including sustained increases fuel costs, have resulted in higher operating costs in the past. We may not be able to pass all or any portion of these higher costs on to our customers or adjust our pricing structure in a timely manner in order to remain competitive, either of which could have a material adverse effect on our results of operations.

In the past we have faced labor shortages at several of our distribution centers, which has adversely affected our results of operations. If any of our distribution centers were to shut down, suffer substantial labor shortages, or lose significant capacity for any reason, our operations would likely be significantly disrupted. We compete with other retailers for the supply of personnel to staff our distribution centers, some of whom are larger than us and have access to greater capital resources than we do. If we are unable to successfully recruit and retain personnel to staff our distribution centers, we may face labor shortages or be forced to increase wages and enhance benefits for such personnel, which may have an adverse effect on our results of operations. In addition, any interruption or malfunction in our distribution operations, including, but not limited to, the loss of a key vendor that provides transportation of merchandise to or from our distribution centers, labor shortages, or regulatory issues with respect to any of our distribution centers, could adversely affect our sales and results of operations. Previous interruptions in our inventory supply chain have resulted in certain out-of-stock or excess merchandise inventory levels, and could adversely affect our ability to make timely deliveries to e-commerce customers, as well as our sales and results of operations.

We occasionally seek to grow our business through acquisitions of or investments in new or complementary businesses, products, or services, or through strategic ventures, and the failure to successfully identify these opportunities, manage and integrate these acquisitions, investments, or alliances, or to achieve an adequate return on these investments, could have an adverse effect on us.

The pet care industry is highly fragmented. We have completed acquisitions in the past and may pursue expansion and acquisition opportunities in the future, including veterinary hospitals. If we are unable to manage acquisitions, investments, or strategic ventures, or integrate any acquired businesses, services, or technologies effectively, we may not realize the expected benefits from the transaction relative to the consideration paid, and our business, financial condition, and results of operations may be adversely affected. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies, successfully integrating personnel, and eliminating or reducing redundant costs. This integration process involves inherent uncertainties, and we cannot assure you that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management's attention from our core operations. Additionally, acquisitions and other transactions may be subject to regulatory challenges from antitrust or other regulatory authorities that may be lengthy and/or costly and may ultimately block, delay or impose conditions (such as divestitures, ownership or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired operations.

From time to time we also make strategic investments. These investments typically involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of our resources, the inability of the new venture to generate sufficient revenues, the management of relationships with third parties, and potential expenses. Strategic ventures have the added risk that the other strategic venture partners may have economic, business, or legal interests or objectives that are inconsistent with our interests and objectives.

We may also be unsuccessful in identifying and evaluating business, legal, or financial risks as part of the due diligence process associated with a particular transaction. Furthermore, acquired entities or businesses may have differing or inadequate controls, procedures, or policies, including those related to financial reporting, disclosure, practice management, handling of controlled substances, and cyber and information security, which could expose us to additional risks and potentially increase anticipated costs or time to integrate the business. In addition, some investments may result in the incurrence of debt or may have contingent consideration components that may require us to pay additional amounts in the future in relation to future performance results of the subject business. If we do enter into agreements with respect to these transactions, we may fail to complete them due to factors such as failure to obtain regulatory or other approvals. We may be unable to realize the full benefits from these transactions, such as increased net sales or enhanced efficiencies, within the timeframes that we expect, or at all. These events could divert attention from our other businesses and adversely affect our business, financial condition, and results of operations. Any future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of additional debt, or the assumption of contingent liabilities.

Our reputation and business may be harmed if our or our vendors' computer network security or any of the databases containing customer, employee, or other personal information maintained by us or our third-party providers is compromised, which could materially adversely affect our results of operations.

We collect, store, and/or transmit proprietary or confidential information regarding our customers, employees, job applicants, and others, including credit card information and personally identifiable information. We also collect, store, and transmit employees' health information in order to administer employee benefits, accommodate disabilities and injuries, and to comply with public health requirements. The protection of customer, employee, and company data in the information technology systems we use (including those maintained by third-party providers) is critical. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other cybersecurity incidents.

While to date, we do not believe such identified cybersecurity incidents have been material to us, including to our reputation or business operations, or had a material financial impact, we cannot assure you that such incidents or future cyber-incidents will not expose us to material liability. Security could be compromised and confidential information, such as customer credit card numbers or account information, employee information, or other personally identifiable information that we or our vendors collect, transmit, or store, could be misappropriated or system disruptions could occur. In addition, cyber-attacks such as ransomware or phishing attacks could lock us out of our information systems and disrupt our operations. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks may be targeted at us, our customers, our employees, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, including as a result of artificial intelligence, supercomputing, new technological discoveries, or other developments may result in the breach or compromise of the technology used or maintained by us to protect transactions or other sensitive data. In addition, data and security breaches could also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships, that result in the unauthorized release of personal or confidential information. Additionally, it may take considerable time for us to investigate and evaluate the full impact of cybersecurity incidents, particularly for sophisticated or widespread attacks. These factors may inhibit our ability to provide prompt, full, and/or reliable information about the incident to our customers, partners, regulators, and the public. Any compromise or breach of our or our vendors' computer network security could result in a violation of applicable privacy and other laws, costly investigations, litigation, including class actions, and notification, as well as potential regulatory or other actions by governmental agencies and harm to our brand, business, and results of operations. As a result of any of the foregoing, we could experience adverse publicity, loss of sales, the cost of remedial measures, including substantial legal fees, and significant expenditures to reimburse third parties for damages, each of which could adversely impact our results of operations. While we maintain cyber and crime insurance, any such insurance may not be sufficient to cover actual losses, may not apply to the circumstances relating to any particular loss or incident, or may become materially more costly over time.

The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target. Accordingly, we or our vendors may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Failure by us or our vendors to comply with data security requirements, including the CCPA's (as modified by the CPRA) "reasonable security" requirement in light of the private right of action, or rectify a security issue may result in class action litigation, fines, and the imposition of restrictions on our ability to accept payment cards, which could adversely affect our operations. We cannot assure you that we or our vendors will be able to satisfy the Payment Card Industry ("PCI") Data Security Standard ("PCI DSS"). In addition, PCI is controlled by a limited number of vendors that have the ability to impose changes in fee structures and operational requirements without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI DSS, as well as significant unanticipated expenses. Any unauthorized access into our customers' or employees' sensitive information, or other data handled by or on behalf of us, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers' or employees' confidence in us, and subject us to potential litigation, liability, fines, and penalties and consent decrees, which could require us to expend significant resources related to remediation or result in a disruption of our operations, any of which could have a material adverse effect on our business, financial condition, and results of operations.

If our information systems or infrastructure or those of our vendors fail to perform as designed or are interrupted for a significant period of time, our business could be adversely affected.

The efficient operation of our business is dependent on our information systems and those of our vendors. In particular, we rely on our information systems to effectively manage our financial and operational data, to maintain our in-stock positions, and to transact the sale of our products in our pet care centers and online. The failure of our information systems or those of our vendors to perform as designed, the loss of data, or any interruption of our information systems or those of our vendors for a significant period of time could disrupt our business.

Our operations also depend on our ability to maintain and protect the computer systems we use to manage our purchase orders, pet care center inventory levels, web applications, accounting functions, and other critical aspects of our business. Our systems and those of our vendors are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, terrorist and cyber-attacks, employee error, and similar events. Our disaster recovery planning and those of our vendors may not be sufficient to adequately respond to any such events. In addition, we may have inadequate insurance coverage to compensate for any related losses and expenses. Any of these events could damage our reputation, disrupt our business, and be expensive to remedy.

We continue to invest in our information systems and IT infrastructure. Enhancement to or replacement of our major financial or operational information systems could have a significant impact on our ability to conduct our business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information systems. It may also require us to divest resources to ensure that implementation is successful. We can make no assurances that the costs of investments in our information systems will not exceed estimates, that the systems will be implemented without material disruption, or that the systems will be as beneficial as predicted. If any of these events occur, our results of operations could be adversely affected.

Negative publicity arising from claims that we do not properly care for animals we handle or sell could adversely affect how we are perceived by the public and reduce our sales and profitability.

From time to time, we receive claims or complaints alleging that we do not properly care for some of the pets we handle or for companion animals we handle and sell, which may include dogs, cats, birds, fish, reptiles, and other small animals. Deaths or injuries sometimes occur while animals are in our care. As a result, we may be subject to claims that our animal care practices, including grooming, training, veterinary, and other services, or the related training of our associates or handling of animals by them, do not provide the proper level of care. Any such claims or complaints, as well as any related news reports or reports on social media, even if inaccurate or untrue, could cause negative publicity, which in turn could harm our business and have a material adverse effect on our results of operations.

Our international operations and evolving foreign trade policy may result in additional market risks, which may adversely affect our business.

As our international operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the cultural, legal, and regulatory environments. Our results may be increasingly affected by the risks of our international activities, including:

- challenges anticipating or responding to the impact that local culture and market forces may have on local consumer preferences and trends;

- fluctuations in currency exchanges rates;

- changes in international staffing and employment issues;

- the imposition of taxes, duties, tariffs, or other trade barriers;

- shipping or customs delays;

- greater difficulty in utilizing and enforcing our intellectual property rights;

- the burden of complying with foreign laws, including regulatory regimes, tax laws, privacy laws, and financial accounting standards;

- political and economic instability and developments;

- issues or disputes arising with our joint venture partners, if any, in such operations; and

- the risk that a health epidemic, pandemic or similar outbreak, or natural disaster or extreme weather event causes disruptions in any country where we have, or rely on, significant employee presence, facilities, or critical operations, thereby impairing our ability to manage day-to-day operations and service our customers, increasing our costs of operations, and resulting in potential losses in revenue.

Moreover, our products are sourced from a wide variety of vendors, including from vendors overseas, such as China. In addition, some of the products that we purchase from vendors in the United States also depend, in whole or in part, on vendors located outside the U.S. There continues to be significant uncertainty regarding the future of international trade agreements and ultimately the United States' consistent position on international trade. For example, the U.S. government has threatened to undertake a number of actions relating to trade with Mexico, including the closure of the border and has imposed tariffs on goods imported into the United States from Mexico, and Canada. In addition, the U.S. government has issued sanctions on Chinese companies, raised tariffs, and recently imposed new tariffs on a wide range of imports of Chinese products and may impose additional tariffs in the future. Moreover, recent U.S. tariffs imposed or threatened to be imposed on China, Mexico, Canada, and other countries and any retaliatory actions taken by such countries could result in us incurring additional costs to procure a portion of the merchandise we offer and may require us to raise prices on certain products. Additional trade restrictions, including sanctions, tariffs, quotas, embargoes, safeguards, border shutdowns, and customs restrictions, could increase the cost or reduce the supply of products available to us and to our vendors based in the United States and may require us to modify our supply chain organization or other current business practices or raise prices, any of which could harm our business, financial condition, and results of operations.

Our quarterly operating results may fluctuate due to the timing of expenses, new pet care center openings, pet care center closures, and other factors.

Our expansion plans, including the timing of new and remodeled pet care centers and veterinary hospitals, and related pre-opening costs, the amount of net sales contributed by new and existing pet care centers, and the timing of and estimated costs associated with pet care center closings or relocations, may cause our quarterly results of operations to fluctuate. Further, new pet care centers and service offerings tend to experience higher payroll, advertising, and other store-level expenses as a percentage of net sales than more mature pet care centers, and such openings also often contribute to lower pet care center operating margins until those pet care centers mature, which may result in quarterly fluctuations in operating results. Quarterly operating results are not necessarily accurate predictors of long-term performance.

Quarterly operating results may also vary depending on a number of factors, many of which are outside of our control, including:

- changes in our pricing policies or those of our competitors;

- our sales and channels mix and the relevant gross margins of the products and services sold;

- the hiring and retention of key personnel;

- wage, cost, and inflationary pressures;

- changes in fuel prices or electrical rates;

- costs related to acquisitions of businesses; and

- general economic factors.

Pet consumables safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied consumable pet products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated pet consumables by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting pet food customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers.

Restrictions imposed in reaction to outbreaks of animal diseases or health epidemics, pandemics, and similar outbreaks, could have a material adverse effect on our business, financial condition, and results of operations.

If animal diseases, such as mad cow disease, foot-and-mouth disease, or highly pathogenic avian influenza, also known as "bird flu," impact the availability of the protein-based ingredients our vendors use in products, our vendors may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be costlier, and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu, or any other animal disease, or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we have in our products, or the cost of the alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the prices of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

The Company faces risks related to outbreaks of communicable diseases among pets including, but not limited to, canine parvo virus, kennel cough, leptospirosis, feline and canine distemper and canine influenza virus. A widespread outbreak of any communicable disease, can cause decreased customer demand for the Company's grooming, training, and veterinary services as customers avoid public spaces with other pets in order to avoid contracting the applicable disease. The future impact of any such outbreak of a communicable disease is difficult to predict and dependent on the severity, magnitude and duration of the outbreak.

Fluctuations in the prices and availability of certain commodities, such as grains and meat protein, could materially adversely affect our operating results.

The pet food and supplies industry is subject to risks related to increases in the prices and availability of certain commodities used in the production of certain pet food and other pet-related products, specifically seed, wheat, and rice, as well as other materials that are used in the production of certain pet accessories. Additionally, increased human and/or pet consumption or population increases may potentially limit the supply of or increase prices for certain meat proteins, many of which are used in animal feed. Throughout 2023 and 2024, costs of certain commodities increased due to increased fuel prices, heightened transportation costs, and general inflationary pressures, and at times we have resultingly observed increases in the costs we pay for certain vendor-supplied products. To help mitigate the impact of these cost increases, we have in the past implemented select price increases, which is consistent with our historical practice. However, our ability to pass on increased purchase costs both now and in the future is and will be significantly impacted by market conditions and competitive factors. If we are unable to pass on any increased purchase costs to customers, we would experience decreased demand for or products and services and reduced margins, which could have a material adverse effect on our business, financial condition, and results of operations.

Our real estate leases generally obligate us for long periods, which subjects us to various financial risks.

We lease all of our pet care center and distribution center locations generally for long terms. While we have the right to terminate some of our leases under specified conditions by making specified payments, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close pet care centers, we are generally required to continue paying rent and operating expenses for the balance of the lease term, or to pay to exercise rights to terminate, and the performance of any of these obligations may be expensive. When we assign or sublease vacated locations, we may remain liable for the lease obligations if the assignee or sublessee does not perform. In addition, when leases for the pet care centers in our ongoing operations expire, we may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close pet care centers. Accordingly, we are subject to the risks associated with leasing real estate, which could have a material adverse effect on our operating results.

Further, the success of our pet care centers depends on a number of factors, including the sustained success of the commercial area where the pet care center is located, consumer demographics, and consumer shopping habits and patterns. Changes in consumer shopping habits and patterns, reduced customer traffic in the commercial areas where our pet care centers are located, financial difficulties of our landlords, anchor tenants, or a significant number of other retailers, and shopping center vacancies or closures could impact the profitability of our pet care centers and increase the likelihood that our landlords fail to fulfill their obligations and conditions under our lease agreements. While we have certain remedies and protections under our lease agreements, the loss of business that could result if a shopping center should close or if customer traffic were to significantly decline as a result of lost tenants or improper care of the facilities or due to macroeconomic effects could have a material adverse effect on our business, financial condition, and results of operations.

Failure to attract and retain quality employees and experienced management personnel could adversely affect our performance.

Our performance depends on recruiting, developing, training, and retaining top talent in our support centers, partners who are capable sales associates in large numbers in our pet care centers, experienced personnel in our distribution centers, and experienced management personnel. Our ability to meet our labor needs while controlling labor costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, inflationary pressures, the availability of qualified persons in the markets where we operate, changing demographics, behavioral changes, health and other insurance costs, and governmental labor and employment requirements. We have in the past faced labor shortages at several of our distribution centers, which adversely affected our operations. We have also faced, and could continue to face, increased wage competition and costs across our business in recruiting and retaining top talent. In recent years, various legislative movements have sought to increase the federal minimum wage in the United States and the minimum wage in a number of individual states, some of which have been successful at the state level. As federal or state minimum wage rates increase, or market pressures upwardly impact prevailing competitive wage rates, we may need to increase not only the wage rates of our minimum wage partners but also the wages paid to our other hourly partners. If we fail to offer competitive wages, we could fail to recruit and retain top talent and face labor shortages or staffing issues, and the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. Moreover, failure to achieve and maintain a talented workforce and leadership team, maintain a safe and inclusive environment or promote the well-being of our employees could affect our reputation and also result in lower performance and an inability to retain valuable employees. If we do not continue to attract, train, and retain quality associates and management personnel, our performance could be adversely affected.

Labor disputes may have an adverse effect on our operations.

We are not currently party to a collective bargaining agreement with any of our employees. We have, however, experienced attempted union organizing campaigns, and may continue to experience union organizing campaigns, which can be disruptive to our operations, increase our labor and operating costs, and decrease our operational flexibility. We cannot assure you that some or all of our employees will not become covered by a collective bargaining agreement or that we will not encounter labor conflicts or strikes. In addition, organized labor may benefit from new legislation or legal interpretations, as well as current or future unionization efforts among other large employers. Particularly, in light of current support for changes to federal and state labor laws, we cannot provide any assurance that we will not experience additional and/or successful union organization activity in the future. Any labor disruptions could have an adverse effect on our business or results of operations and could cause us to lose customers. Further, our responses to any union organizing efforts could negatively impact our reputation and have adverse effects on our business, including on our financial results.

Claims under our insurance plans and policies may differ from our estimates, which could adversely affect our results of operations.

We use a combination of insurance and self-insurance plans to provide coverage for potential liabilities for workers' compensation, general liability, business interruption, property damage, directors' and officers' liability, vehicle liability, cybersecurity and criminal incidents that we suffer, and employee health-care benefits. Our insurance coverage may not be sufficient, and any insurance proceeds may not be timely paid to us. Moreover, as insurance premiums continue to increase, we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions, and our business, financial condition, and results of operations may be adversely affected if these assumptions are incorrect.

Resistance from veterinarians to authorize prescriptions or attempts/efforts on their part to discourage pet owners from purchasing from us could cause our sales to decrease and could adversely affect our financial condition and results of operations.

The laws and regulations relating to the sale and delivery of prescription pet medications vary from state to state, but generally require that prescription pet medications be dispensed with authorization from a prescribing veterinarian. Some veterinarians may decide to resist providing our customers with a copy of their pet's prescription or resist authorizing the prescription to the pharmacy staff of our fulfillment vendor, thereby effectively preventing us from filling such prescriptions under applicable law. Certain veterinarians may decide to discourage pet owners from purchasing from internet mail order pharmacies. If the number of veterinarians who refuse to authorize prescriptions to the pharmacy staff of our fulfillment vendor increases, or if veterinarians are successful in discouraging pet owners from purchasing from us, our sales could decrease and our financial condition and results of operations may be materially adversely affected.

Our results may be adversely affected by serious disruptions or catastrophic events, including public health issues, geopolitical events, and severe weather.

Geopolitical events, such as war or civil unrest in a country in which our vendors are located or dependent upon, or terrorist or military activities disrupting transportation, communication, or utility systems, local protests, and unrest and natural disasters, such as hurricanes, tornadoes, floods, earthquakes, wildfires, and other severe weather and climate conditions (including those resulting from climate change), whether occurring in the United States or abroad, particularly during peak seasonal periods, have disrupted and in the future could disrupt our operations or the operations of one or more of our vendors, in the affected areas, and damage or destroy one or more of our pet care centers or distribution centers located in the affected areas. Such events could also result in temporary or long-term supply chain disruptions, or cause increased transportation costs (whether due to fuel prices, fuel supply, or otherwise). For example, the ongoing conflicts in Ukraine and the Middle East have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions, and increased costs for transportation, energy, packaging and raw materials and other input costs. Further, even if a severe weather event does not ultimately cause damage to any of our pet care centers or distribution centers, we expend significant efforts in anticipation of such event to protect the health and safety of our partners, guests, and the live animals that we sell and/or offer for adoption in the subject area. As a result of any such events, day-to-day operations, particularly our ability to receive products from our vendors or transport products to our pet care centers, could be adversely affected, or we could be required to close pet care centers or distribution centers in the affected areas or in areas served by the affected distribution center. These factors have caused and could in the future cause consumer confidence and spending to decrease or otherwise become less predictable during the particular event. Further, these factors could result in increased volatility in the United States and global financial markets and economy. These or other occurrences could significantly impact our operating results and financial performance.

A potential result of climate change is more frequent or more severe weather events or natural disasters. To the extent such weather events or natural disasters do become more frequent or severe, disruptions to our business, including store closures and/or damage, and our vendors and costs to repair damaged facilities or maintain or resume operations could increase. The long-term impacts of climate change, whether involving physical risks (such as extreme weather conditions or rising sea levels) or transition risks (such as regulatory or technology changes or increased operating costs, including the cost of insurance) are expected to be widespread and unpredictable. These changes over time could also affect, for example, the availability and cost of certain products, insurance, commodities (including grains and proteins), and energy (including utilities), which in turn may impact our ability to procure those certain goods or services required for the operation of our business at the quantities and levels we require or on otherwise commercially reasonable terms.

Inventory loss and theft may negatively affect the business.

Efficient management of assets and inventory is important to our business success and profitability. Some level of inventory loss or theft is an inherent cost of the retail business and can be caused by a number of factors, including error or misconduct by employees, customers, or vendors. However, if these incidents were to increase in frequency or severity, or if we were required to invest more heavily in security and maintenance efforts, our financial results could be negatively affected.

Inflation has adversely impacted, and is expected to continue to adversely impact, our financial condition and results of operations.

Inflation in the United States remained elevated throughout fiscal 2024. This is primarily believed to be the result of a multitude of factors, including elevated costs of product inputs and transportation costs, increased labor costs, and spending of excess savings, among other factors. We have experienced inflationary pressures in certain areas of our business, including with respect to employee wages and the cost of merchandise, and it has become increasingly difficult to mitigate such pressures through price increases. We cannot predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross margins could decrease, and our financial condition and results of operations could be adversely affected. Furthermore, inflation has resulted in, and may continue to result in, decreased customer spending on certain discretionary items, such as supplies and companion animal sales, which has adversely impacted our revenues and gross margins.

We use artificial intelligence in our business, and challenges with properly managing its use could result in harm to our brand, reputation, business or customers, and adversely affect our results of operations.

We are implementing the use of artificial intelligence ("AI") solutions, including machine learning and generative AI tools that collect, aggregate, and analyze data to assist in the development of our services and products and in the use of internal tools that support our business. These applications may become increasingly important in our operations over time. This emerging technology presents a number of risks inherent in its use. AI algorithms are based on machine learning and predictive analytics, which can create accuracy issues, unintended biases, and discriminatory outcomes that could harm our brand, reputation, business, or customers. Additionally, no assurance can be made that the usage of AI will assist us in being more efficient or offset the costs of its implementation. Further, dependence on AI without adequate safeguards to make certain business decisions may introduce additional operational vulnerabilities by producing inaccurate outcomes, recommendations, or other suggestions based on flaws in the underlying data or other unintended results. Our competitors or other third parties may incorporate AI into their business, services, and products more rapidly or more successfully than us, which could hinder our ability to compete effectively and adversely affect our results of operations. Implementing the use of AI successfully, ethically and as intended, will require significant resources. In addition, the use of AI may increase regulatory, cybersecurity, and data privacy risks, such as intended, unintended, or inadvertent transmission of proprietary or sensitive information. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. While new AI initiatives, laws, and regulations are emerging and evolving, they have largely been implemented at the state and local level and what they ultimately will look like in the aggregate remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or limit our ability to incorporate certain AI capabilities into our business.

We may not achieve some or all of the expected benefits of certain actions we have undertaken to enhance profitability and drive performance and such actions may adversely affect our business.

We have undertaken, and may undertake in the future, actions intended to enhance our profitability and drive performance and in late fiscal 2024 we began efforts to optimize our assortment and store labor model, and take costs out of all areas of our business in an effort to enhance profitability and drive performance. Implementation of any such actions may be costly and disruptive to our business, and we may not be able to obtain the anticipated cost savings and operational improvements within the projected timing or at all. Additionally, as a result of these actions, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency, loss of key employees and/or other retention issues during transitional periods. These actions also require a significant amount of time and focus, which may divert attention from operating and growing our business. Moreover, projections of any cost savings or other benefits associated with these actions are based on current business operations and market dynamics, and could be significantly impacted by various factors, including but not limited to general economic conditions, future investment decisions, and the market environment.

Risks Related to Legal and Regulatory Matters

Our operations are subject to extensive governmental regulation, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations. Our failure to comply with such laws and regulations may result in enforcements, recalls, and other adverse actions that could disrupt our operations and adversely affect our financial results.

Our operations, including those of some of our vendors, are subject to federal, state, and local laws and regulations established by OSHA, the FDA, the USDA, the DEA, the U.S. Environmental Protection Agency, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Federal Trade Commission ("FTC"), and by various other federal, state, local, and foreign authorities. These laws and regulations govern, among other things: our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions, and citizenship requirements; the weights and measures of our products; the manufacturing and distribution of foods, drugs, and controlled substances intended for animal use; our businesses that provide veterinary services and pet insurance plans; the transportation, handling, and sale of small pets; emissions to air and water and the generation, handling, storage, discharge, transportation, disposal, and remediation of waste and hazardous materials; the processing, storage, distribution, safety, advertising, labeling, promotion, and import or export of our products; providing services to our customers; contracted services with various third-party providers; credit and debit card processing; the handling, security, protection, and use of personal information; and the licensing and certification of services. For more information regarding laws and regulations that we are subject to, please read "Business—Government Regulation."

Violations of or liability under applicable laws and regulations may result in administrative, civil or criminal fines, penalties, or sanctions against us, revocation or modification of applicable permits, licenses, or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, and/or third-party liability claims against us, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we expect to incur (directly, or indirectly through our outsourced private brand manufacturing partners) significant costs to comply with current or future laws and regulations or in any required product recalls. Some of these laws and regulations are subject to varying and uncertain interpretations, application, and enforcement by courts and regulatory authorities with broad discretion, which can mean that our efforts to maintain compliance in all jurisdictions are not always successful. Liabilities under, costs of compliance with, and the impacts on us of any alleged or determined non-compliance with any such laws and regulations could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business costlier and less efficient to conduct, and compromise our growth strategy. Although we routinely obtain broad indemnities from our vendors in respect of their products, we could be adversely affected if we were found not to be in compliance with applicable regulations and we were not made whole by our vendors.

Among other regulatory requirements, the FDA regulates the inclusion of specific claims in pet product labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA has issued guidance containing a list of specific factors it will consider in determining whether to initiate an enforcement action against such products if they do not comply with the regulatory requirements applicable to drugs. These factors include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. While we believe that we market our products in compliance with the policy articulated in the FDA's guidance and in other claim-specific guidance, the FDA may disagree or may classify some of our products differently than we do, and may impose more stringent regulations which could lead to alleged regulatory violations, enforcement actions, and/or product recalls. In addition, we may produce new products in the future that may be subject to FDA pre-market review before we can market and sell such products. Our distribution centers are also subject to periodic inspection by the FDA and other governmental authorities.

Currently, many states in the United States have adopted the AAFCO's definition of the term "natural" with respect to the pet food industry, which means a feed or feed ingredient derived solely from plant, animal, or mined sources not having been produced by or subject to a chemically synthetic process and not containing any additives or processing aids that are chemically synthetic except in amounts as might occur in good manufacturing practices. Certain of our pet food products use the term "natural" in their labelling or marketing materials. As a result, we may incur material costs to comply with any new labeling requirements relating to the term "natural" and could be subject to liabilities if we fail to timely comply with such requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with governmental regulations or the expansion of existing or the enactment of new laws or regulations applicable to our veterinary services could adversely affect our business and our financial condition or lead to fines, litigation, or our inability to offer veterinary products or services in certain states.

All of the states in which we operate impose various registration, permit, and/or licensing requirements relating to the provision of veterinary products and services. To fulfill these requirements, we believe that we have registered with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our veterinary service businesses are required to maintain valid state licenses to practice.

In addition, certain states have laws, rules, and regulations which require that veterinary medical practices be owned by licensed veterinarians and that corporations which are not owned by licensed veterinarians refrain from providing, or holding themselves out as providers of, veterinary medical care, or directly employing or otherwise exercising control over veterinarians providing such care. We may experience difficulty in expanding our operations into other states or jurisdictions with similar laws, rules, and regulations. Although we believe that we have structured our operations to comply with our understanding of the veterinary medicine laws of each state or jurisdiction in which we operate, interpretive legal precedent and regulatory guidance varies by jurisdiction and is sometimes sparse and not fully developed. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any jurisdiction in which we operate could have a material adverse effect on us, particularly if we are unable to restructure our operations to comply with the requirements of that jurisdiction.

We strive to comply with all applicable laws, regulations and other legal obligations applicable to any veterinary services we provide. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us to comply with our filed permits and licenses with any applicable federal-, state-, or international-related laws, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities. Any such claim, proceeding, or action could hurt our reputation, brand and business, force us to incur significant expenses in defending such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws or regulations applicable to our veterinary services. In addition, various federal, state, and foreign legislative and regulatory bodies may expand existing laws or regulations, enact new laws or regulations, or issue revised rules or guidance applicable to our veterinary services. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and results of operations.

Regulation of the sale of pet insurance is subject to change, and future regulations could harm our business, operating results, and financial condition.

Our business operates in the pet insurance market. The laws and regulations governing the offer, sale, and purchase of pet insurance are subject to change, and future changes may be adverse to our business. For example, if a jurisdiction were to alter the requirements for obtaining or maintaining an agent's license in connection with the enrollment of a member, it could have a material adverse effect on our operations. Some states in the U.S. have adopted, and others are expected to adopt, new laws and regulations related to the pet insurance industry. It is difficult to predict how these or any other new laws and regulations will impact our business, but, in some cases, changes in insurance laws, regulations, and guidelines may require that we make significant modifications to our practices, which may be costly and difficult to implement, could harm our ability to effectively grow our pet insurance offerings, and could also harm our business, operating results and financial condition.

We are subject to risks related to online payment methods and our Petco Pay promotional financing program.

We currently accept payments using a variety of methods, including, but not limited to, credit cards, debit cards, PayPal, Apple Pay, Google Pay, Samsung Pay, Klarna, and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud, and other risks. For certain payment methods, we pay interchange and other fees, which often increase over time and raise our operating costs and lower profitability. As a merchant that accepts debit and credit cards for payment, we are subject to PCI DSS, which contains compliance guidelines and standards with regard to the physical administrative and technical security requirements for storing, processing, and transmitting of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. Additionally, the Fair and Accurate Credit Transactions Act requires systems that print payment card receipts to employ personal account number truncation so that the cardholder's full account number is not viewable on the slip.

Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. Additionally, the Fair and Accurate Credit Transactions Act requires systems that print payment card receipts to employ personal account number truncation so that the customer's full account number is not viewable on the slip.

As our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. In the future, as we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements, licenses, and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines, legal proceedings, or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be materially and adversely affected.

We also occasionally receive orders placed with fraudulent cardholder, customer, or account data. Although we have measures in place to detect, reduce, and mitigate the occurrence of such fraudulent activity, those measures are not always effective, and we have incurred, and could in the future continue to incur, financial losses, losses of customers, and reputational harm for such fraudulent transactions, which could harm our business, financial condition, and results of operations.

Our marketing programs, e-commerce initiatives, and use of personal information are governed by an evolving set of laws and enforcement trends, and changes in privacy laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, maintain, use, and share personal information provided to us through online activities and other consumer, employee, and business-to-business interactions in order to provide a better experience for our customers, employees, and vendors. Our current and future marketing programs depend on our ability to collect, maintain, use, and share this personal information with service providers and other vendors, and our ability to do so depends on the trust that our customers place in us and our ability to maintain that trust. Additionally, our use of consumer data is subject to the terms of our privacy policies and certain contractual restrictions in vendor contracts as well as evolving federal, state, and international laws and enforcement trends. While we strive to comply with all such regulatory and contractual obligations and believe that we are good stewards of our customers' data, this area is rapidly evolving, and these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, or may conflict with our practices. If we violate privacy laws, we would suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Due to the rapidly evolving nature of this area of the law, we have seen an increase in claims filed against us and others by plaintiffs and state regulatory authorities alleging violations of various data privacy laws. Although no such proceeding filed against us has subjected us to material liability to date, any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management, increase our costs of doing business, and result in monetary liability and/or injunctive relief impacting our marketing, analytics, and other business operations.

One of the ways we track consumer data and interactions for marketing purposes, as well as advertise certain employment or independent contractor opportunities, is through the use of third-party "cookies" and similar online tracking technologies. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party cookies and other methods of online tracking (such as pixels, tags, and beacons) for behavioral advertising and other purposes. The U.S. government and various states have enacted, have considered, or are considering legislation or regulations that significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. In addition, private litigants have claimed the use of these tracking technologies invades their privacy, violates privacy or other laws, or constitutes an unfair business practice. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective, including for behavioral advertising and recruiting purposes. The regulation of the use of these cookies and other current online tracking, recruiting, and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and/or recruitment, and limit our ability to acquire new customers and/or staff on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, continue to expand or further enforce current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in June 2018, California enacted the California Consumer Privacy Act (the "CCPA"), which took effect on January 1, 2020. The CCPA gave California residents expanded rights to access and delete their personal information, opt out of certain uses of personal information, and receive detailed information about what personal information is collected, how their personal information is used, and how that personal information is shared. The CCPA provided for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for data breaches that has resulted in an increase in consumer class actions and other litigation. Further, on November 3, 2020, the California Privacy Rights Act (the "CPRA") was voted into law by California residents and went into effect on January 1, 2023. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also created the California Privacy Protection Agency, a new data protection agency specifically tasked to issue privacy regulations and enforce the law, which results in increased regulatory scrutiny of California businesses in the areas of data collection, protection, and security. The CCPA and CPRA marked the beginning of a trend toward more stringent state privacy legislation in the United States. Similar laws have been passed in several states (including Colorado, Virginia, Utah, Oregon, Montana, Texas, Florida, New Jersey, and others), and have been proposed in additional states and at the federal level. Such laws have conflicting requirements that make compliance challenging. We have incurred and expect to continue to incur costs to adapt our systems and practices to comply with these requirements, and these costs may adversely affect our financial condition and results of operations. Additionally, our risk of regulatory enforcement, investigations, fines, and penalties increases with each state that passes similar privacy laws. Further, the FTC and many state attorneys general have interpreted existing federal and state consumer protection laws to impose evolving standards for the collection, use, dissemination, and security of other personal data. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security, and access. Consumer protection laws require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we could be subject to government and private claims of unfair or deceptive trade practices, which would lead to significant liabilities and consequences. Further, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act.

Each of these privacy, security, and data protection laws and regulations—and others, including the CAN-SPAM Act of 2003, regulating our use of certain electronic mail marketing and state data breach notification laws requiring notifications to state residents in certain instances—and any other such changes or new laws or regulations, could impose significant limitations, require ongoing changes to our business, or restrict our use or storage of personal information, which would increase our compliance expenses and make our business costlier or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition, and results of operations.

We face the risk of litigation resulting from unauthorized text messages and/or telephone calls made in violation of the Telephone Consumer Protection Act and its state law equivalents.

We send short message service, or SMS, text messages to customers and job candidates, and make outbound telephone calls. The actual or perceived improper sending of text messages or placing of telephone calls subjects us to potential risks, including liabilities or claims relating to consumer protection laws. For example, the Telephone Consumer Protection Act of 1991, a federal statute that protects consumers from unwanted telephone calls, faxes, and text messages, restricts telemarketing and the use of automated SMS text messages and certain dialing practices without proper consent. Numerous class action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting or outbound calling programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Federal or state regulatory authorities or private litigants could claim that the notices and disclosures we provide, form of consents we obtain, or our SMS texting or calling practices are not adequate or violate applicable law, resulting in civil claims against us. The scope and interpretation of the laws that apply to the delivery of text messages and/or outbound calling are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, or could face negative publicity, and our business, financial condition, and results of operations could be adversely affected as a result. Even an unsuccessful challenge of our SMS texting or calling practices by our customers, regulatory authorities, or other third parties could result in negative publicity and could require a costly response from and defense by us.

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from several hundred different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our pet care centers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to decreased sales or increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brand could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our trademarks, such as Bond & Co., EveryYay, Good 2 Go, Good Lovin', Harmony, Imagitarium, Leaps & Bounds, Petco, Petco Love, Petco Park, PetCoach, Reddy, Ruff & Mews, So Phresh, Vetco, Well & Good, Where the Pets Go, WholeHearted, You & Me, Youly, Vital Care Core, and Vital Care Premier, are valuable assets that support our brand and consumers' perception of our products. We rely on trademark, copyright, trade secret, patent, and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies, and processes. We might not be able to obtain broad protection in the United States for all of our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial, and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our trademarks. Any of our patents, trademarks, or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Further, our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies, and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective intellectual property protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We might be required to expend significant resources to monitor and protect our intellectual property rights. For example, we may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of proprietary rights of others. However, we may be unable to discover or determine the extent of any infringement, misappropriation, or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our intellectual property rights and other proprietary rights. Any such litigation, whether or not resolved in our favor, could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition, and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management's efforts and attention.

We have obligations with respect to the non-use and non-disclosure of third-party intellectual property. The steps we take to prevent misappropriation, infringement, or other violations of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and are likely to continue to do so in the future. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. While we believe that our products and operations do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others.

Any claims that our products, services, systems, applications, or marketing materials infringe the proprietary rights of third parties, regardless of their merit or resolution, could be costly to investigate, defend and/or settle, result in injunctions against us or payment of damages or licensing fees by us, and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

- pay substantial damages (potentially treble damages in the United States);

- cease the manufacture, use, distribution, or sale of the infringing products, operations, or services;

- discontinue the use of the infringing methods or processes;

- expend significant resources to develop non-infringing products, operations, or services or re-brand our business and products; and

- obtain a license from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all, or could result in reduced profitability of the particular product sold that is subject to the license.

If any of the foregoing occurs, our ability to compete in the markets in which we operate could be affected or our business, financial condition, and results of operations may be materially adversely affected.

We are party to routine litigation arising in the ordinary course of our business and may become involved in additional litigation, all of which requires time and attention from certain members of management and can result in significant legal expenses.

We are involved in litigation arising in the ordinary course of business, including claims related to federal or state wage and hour laws, working conditions, product liability, consumer protection, advertising, employment, intellectual property, tort, privacy, data protection, disputes with landlords and vendors, claims from customers or employees alleging failure to maintain safe premises, and other matters. Even if we prevail, litigation is time-consuming and expensive. An unfavorable outcome in one or more of these existing lawsuits, or future litigation to which we become a party, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are subject to environmental, health, and safety laws and regulations that could result in costs to us.

In connection with the ownership and operations of our pet care centers and distribution centers, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of wastes and the cleanup of contaminated sites. We could incur costs, including fines and other sanctions, cleanup costs, and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. Although we are not aware of any of our sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of the discovery of contaminants in the future could result in additional costs.

Continuing political and social attention to the issue of climate change has resulted in both existing and pending international agreements and national, regional, or local legislation and regulatory measures to limit greenhouse gas emissions, such as cap and trade regimes, carbon taxes, restrictive permitting, increased fuel efficiency standards, and incentives or mandates for renewable energy, as well as legal and regulatory requirements requiring certain climate-related disclosures, and pressure from shareholders, ratings agencies, state agencies, the SEC, and other third parties to make various climate-related disclosures. We may also be subject to additional and more complex reporting requirements in the future. For example, the State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on companies doing business in California, including us. The SEC has also adopted rulemaking on climate change disclosures that could significantly increase compliance burdens and associated regulatory costs and complexity, although such rulemaking has been stayed. Such measures have subjected us, and may subject our vendors, to additional costs and restrictions and require significant operating and capital expenditures, including with respect to waste and energy reduction, compliance costs, and workforce initiatives, which could adversely impact our business, financial condition, results of operations and cash flows.

We may fail to comply with various state or federal regulations covering the dispensing and/or administration of prescription pet medications, including controlled substances, through our veterinary services businesses, which may subject us to reprimands, sanctions, probations, fines, or suspensions.

The sale, delivery, and/or administration of prescription pet medications and controlled substances through our veterinary services businesses are governed by extensive regulation and oversight by federal and state governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently, and can be inconsistent or conflicting. In addition, the governmental authorities that regulate our business have broad latitude to make, interpret, and enforce the laws and regulations that govern our operations and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. In the future, we may be subject to routine administrative complaints incidental to the dispensing and/or administration of prescription pet medications through our veterinary services businesses.

If we are unable to maintain the licenses granted by relevant state authorities in connection with our dispensing of prescription pet medications, or if we become subject to actions by the FDA, the DEA, or other regulators, our dispensing of prescription medications to pet parents could cease and we may be subject to reprimands, sanctions, probations, fines, or suspensions, which could have a material adverse effect on our business, financial condition, and results of operations.

As a public company, we are subject to additional laws, regulations, and stock exchange listing standards, which impose additional costs on us and require our management's attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of Nasdaq, and other applicable securities laws and regulations. Compliance with these laws and regulations has increased our legal and financial compliance costs and makes some activities more difficult, time-consuming, and/or costly. For example, the Exchange Act requires us, among other things, to file annual, quarterly, and current reports with respect to our business and operating results. Being subject to rules and regulations applicable to public companies makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These additional requirements impose significant additional costs on us and require a significant amount of our management's attention, and could affect our ability to attract and retain qualified board members.

Our initiatives related to sustainability, and our public statements and disclosures regarding them, expose us to numerous risks.

We have developed targets, and other initiatives related to sustainability matters. These statements reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these targets and initiatives expose us to numerous operational, reputational, financial, legal, and other risks. Our ability to achieve any stated target or initiative is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, evolving disclosure standards and/or policies established by regulators and standards organizations, stockholders, ratings agencies, and proxy advisory firms, the pace of changes in technology, the availability of requisite financing, and the availability of suppliers that can meet sustainability and other standards. Furthermore, methodologies for reporting sustainability information may be updated and previously reported information may be adjusted to reflect improvement in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability information across our operations are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC and other regulators, and such standards may change over time, which could result in significant revisions to our current goals or reported progress in achieving such goals, or adversely impact our ability to achieve such goals in the future.

Our business may face increased scrutiny from regulators, the investment community, other stakeholders, and the media related to our sustainability activities. If our sustainability practices do not meet the expectations and standards of regulators, investors, or other stakeholders, which continue to evolve and may conflict with one another, our reputation, our ability to attract or retain employees and customers, and our attractiveness as an investment, business partner, or as an acquiror could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our targets and initiatives, to comply with environmental regulations, or to satisfy various reporting standards with respect to these matters, within required timelines or those which we announce, or at all, could have the same negative impacts, as well as expose us to federal and state government enforcement actions and private litigation. Furthermore, positions we take or do not take on social issues may be unpopular with some of our customers, partners, advocacy groups, or other stakeholders in the communities in which we operate, which may lead to adverse effects on our business.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our cash flows and prevent us from fulfilling our obligations under existing debt agreements.

At February 1, 2025, we had outstanding a (i) $1,700.0 million secured term loan facility maturing on March 4, 2028 (the "First Lien Term Loan") and (ii) secured asset-based revolving credit facility providing for senior secured financing of up to $581.0 million, consisting of two tranches with the first tranche having availability of up to $35.0 million, subject to a borrowing base, maturing on March 4, 2026, and the second tranche having availability of up to $546.0 million, subject to a borrowing base, maturing on March 29, 2029 (as amended from time to time, the "ABL Revolving Credit Facility"). Our substantial indebtedness could restrict our operations and could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and capital expenditures, and for other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared to our competitors that have less debt;

- restrict us from making strategic acquisitions or other investments or cause us to make non-strategic divestitures; and

- limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to obtain additional financing for working capital and capital expenditures, and for other general corporate purposes.

Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources" for descriptions of the First Lien Term Loan and ABL Revolving Credit Facility.

The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility, which could harm our long-term interests.

The First Lien Term Loan and ABL Revolving Credit Facility both impose material restrictions on us. These restrictions, subject in certain cases to ordinary course of business and other exceptions, may limit our ability to engage in some transactions, including the following:

- incurring additional debt;

- paying dividends, redeeming capital stock, or making other restricted payments or investments;

- selling assets, properties, or licenses;

- creating liens on assets;

- entering into sale and lease-back transactions;

- undergoing a change in control;

- merging, consolidating, or disposing of substantially all assets;

- entering into new lines of business;

- entering into transactions with affiliates; and

- placing restrictions on the ability of subsidiaries to pay dividends or make other payments.

Any of these restrictions on our ability to operate our business in our discretion could adversely affect our business by, among other things, limiting our ability to adapt to changing economic, financial, or industry conditions and to take advantage of corporate opportunities, including opportunities to obtain debt financing, repurchase stock, refinance or pay principal on our outstanding debt, or complete acquisitions for cash or debt.

Any future debt that we incur may contain financial maintenance covenants. In addition, the ABL Revolving Credit Facility contains financial maintenance covenants that are triggered by certain conditions. Events beyond our control, including prevailing economic, financial, and industry conditions, could affect our ability to satisfy these financial maintenance covenants, and we cannot assure you that we will satisfy them.

Any failure to comply with the restrictions of the First Lien Term Loan, ABL Revolving Credit Facility, and any subsequent financing agreements, including as a result of events beyond our control, may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these agreements and other agreements, giving our lenders and other debt holders the right to terminate any commitments they may have made to provide us with further funds and to require us to repay all amounts then outstanding. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Despite current indebtedness levels, we may incur substantial additional indebtedness in the future. This could further increase the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future, which would increase our debt service obligations and could further reduce the cash available to invest in operations. The terms of the credit agreements governing the First Lien Term Loan and ABL Revolving Credit Facility allow us and our subsidiaries to incur additional indebtedness, subject to limitations. As of February 1, 2025, we and our subsidiaries had an additional $515.6 million of unused commitments available to be borrowed under the ABL Revolving Credit Facility. This amount is net of $58.4 million of outstanding letters of credit issued in the normal course of business and a $7.0 million borrowing base reduction for a shortfall in qualifying assets. If new debt is added to our debt levels, or any debt is incurred by our subsidiaries, the related risks that we and our subsidiaries now face could increase.

To service our indebtedness, we require a significant amount of cash. Our ability to generate or access cash depends on many factors beyond our control.

Our ability to make payments on and refinance our indebtedness, and to fund planned capital expenditures, depends on our ability to generate or access cash in the future. This ability is subject to general economic, financial (including prevailing interest rates), competitive, legislative, regulatory, and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the ABL Revolving Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Further, we cannot assure you that we will be able to refinance any of our indebtedness, including the First Lien Term Loan and the ABL Revolving Credit Facility, on commercially reasonable terms, or at all.

Our failure to comply with the covenants contained in the credit agreements for the First Lien Term Loan and the ABL Revolving Credit Facility, including as a result of events beyond our control, could result in an event of default that could cause repayment of our debt to be accelerated.

If we are not able to comply with the covenants and other requirements contained in the credit agreements governing the First Lien Term Loan, the ABL Revolving Credit Facility, or any other debt instruments, an event of default under the relevant debt instrument could occur. In addition to imposing restrictions on our business and operations, some of our debt instruments include covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. The breach of any of these covenants would result in a default under these instruments. If an event of default does occur under one of these agreements, it could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings, and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets and cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

The amount of borrowings permitted under the ABL Revolving Credit Facility may fluctuate significantly, which may adversely affect our liquidity, results of operations, and financial position.

The amount of borrowings permitted at any one time under the ABL Revolving Credit Facility is subject to a borrowing base valuation of the collateral thereunder, net of certain reserves. As a result, our access to credit under the ABL Revolving Credit Facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agents in respect of the calculation of such borrowing base value. The inability to borrow under the ABL Revolving Credit Facility may adversely affect our liquidity, results of operations, and financial position.

Our variable rate indebtedness subjects us to interest rate risk, which has caused, and may continue to cause, our indebtedness service obligations to increase significantly.

Borrowings under the First Lien Term Loan and ABL Revolving Credit Facility are at variable rates of interest and expose us to interest rate risk. Due to elevated interest rates, our debt service obligations on the variable rate indebtedness have increased even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, have correspondingly decreased. If interest rates continue to rise in the future, our liquidity, results of operations, and financial position may be further adversely affected. Although we have entered into agreements capping portions of our exposure to higher interest rates, these agreements may not prove to be effective in the aggregate, as a significant portion of our variable rate debt remains uncapped.

A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow, and we have faced, and may continue to face, downgrades from credit rating agencies. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations, including with respect to sustainability matters, could lead to further ratings downgrades for us or our subsidiaries. Any fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition and may adversely affect the trading price of shares of our Class A common stock.

The replacement of LIBOR with SOFR may adversely affect interest expense related to our outstanding debt.

We have outstanding debt with variable interest rates based on the Secured Overnight Financing Rate ("SOFR"). Previously, the variable interest rates related to our outstanding debt were based on the London Inter-bank Offered Rate ("LIBOR"). The composition and characteristics of SOFR significantly differ from those of LIBOR. For instance, SOFR is a secured rate, while LIBOR is an unsecured rate; and while SOFR is an overnight rate, LIBOR represents interbank funding for a specified term. The use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that we previously experienced when referenced to LIBOR. SOFR remains a relatively new reference rate, has a limited history, and is based on short-term repurchase agreements backed by U.S. Treasury securities. Changes in SOFR could be volatile and difficult to predict, and there can be no assurance that SOFR will perform similarly to the way LIBOR would have performed at any time, including as a result of, without limitation, changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial, or other events. As a result, the amount of interest we may pay on our credit facilities can be difficult to predict. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future, and there can be no assurance that SOFR will be positive. Additionally, there can be no assurance that SOFR will continue to maintain market acceptance or that the method by which the reference rate is calculated will continue in its current form. Uncertainty as to the nature of such potential changes may adversely affect the trading market for our securities as well as our results of operations and cash flows.

Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more information about the replacement of LIBOR-based interest rates applicable to borrowings under our debt agreements with SOFR-based interest rates.

Risks Related to Our Class A Common Stock

Our Sponsors have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled by our Sponsors through our Principal Stockholder. Our Principal Stockholder currently controls approximately 66% of the outstanding voting power of our company. As long as our Sponsors beneficially own or control at least a majority of our outstanding voting power, they have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. They also have certain rights under the stockholders' agreement with us. Therefore, even if their ownership falls below 50%, our Sponsors will continue to be able to strongly influence or effectively control our decisions.

Additionally, our Sponsors' interests may not align with the interests of our other stockholders. Our Sponsors and other investment funds affiliated with them are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors and other investment funds affiliated with them may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are a "controlled company" within the meaning of the Nasdaq rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Accordingly, the holders of our Class A common stock do not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Our Sponsors, through our Principal Stockholder, control a majority of the voting power of our common stock with respect to director elections. As a result, we are a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power with respect to director elections is held by an individual, group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the board of directors consist of independent directors;

- the requirement that our nominating and corporate governance committee be composed entirely of independent directors; and

- the requirement that our compensation committee be composed entirely of independent directors.

We currently utilize all of these exemptions. As a result, we do not have a majority of independent directors serving on our board of directors and neither our compensation committee nor our nominating and corporate governance committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Certain of our directors have relationships with our Sponsors, which may cause conflicts of interest with respect to our business.

Four of our eleven directors are affiliated with our Sponsors, and our Sponsors have a right to designate a majority of our directors under the stockholders' agreement we have with them. These directors have fiduciary duties to us and, in addition, have duties to the applicable Sponsor or stockholder affiliate. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the affiliated Sponsors, whose interests may be adverse to ours in some circumstances. In addition, we waived certain of these duties pursuant to the corporate opportunity waiver included in our certificate of incorporation.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management, and may adversely affect the market price of our stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- provide that, except with regard to directors nominated by our Principal Stockholder, vacancies on our board of directors shall be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- provide that our directors can be removed for cause only, once our Principal Stockholder (including its permitted transferees under the stockholder's agreement with our Principal Stockholder (the "stockholder's agreement")) no longer beneficially owns 50% or more of our outstanding Class A common stock and Class B-1 common stock;

- provide that, once our Principal Stockholder (including its permitted transferees under the stockholder's agreement) no longer beneficially owns 50% or more of our outstanding Class A common stock and Class B-1 common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders;

- specify that, once our Principal Stockholder (including its permitted transferees under the stockholder's agreement) no longer beneficially owns 50% or more of our outstanding Class A common stock and Class B-1 common stock, special meetings of our stockholders can be called only by our board of directors, or the Chairman of our board of directors (prior to such time, special meetings of the stockholders of our company shall be called by the Chairman of our board of directors or our Secretary at the request of our Principal Stockholder, in addition to being able to be called by the Chairman of our board of directors and by our board of directors);

- require the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our bylaws and certain articles of our certificate of incorporation once our Principal Stockholder (including its permitted transferees under the stockholder's agreement) ceases to beneficially own at least 50% of the Class A common stock and Class B-1 common stock;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock; and

- reflect three classes of common stock.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are a Delaware corporation governed by the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have elected in our certificate of incorporation not to be subject to Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide our Sponsors, our Principal Stockholder, their affiliates, and their respective successors (other than our company), as well as their direct and indirect transferees, are not deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. For additional details, please read Exhibit 4.3 to this Annual Report on Form 10-K.

Since we have no current plans to pay regular cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have not paid, and do not anticipate paying, any regular cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under the First Lien Term Loan and ABL Revolving Credit Facility, as well as by the terms of our stockholder's agreement. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. Please read "Dividend Policy" for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Petco Health and Wellness Company, Inc. and certain of our subsidiaries are holding companies with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, Petco Animal Supplies Stores, Inc. and certain of its subsidiaries. As a result, in addition to the restrictions on payment of dividends that apply under the terms of our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.

In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. Although S&P Dow Jones has since revised its eligibility criteria to again permit companies with multiple classes of common stock to be added to its indices, including the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, there can be no assurances that such companies will remain eligible. As a result, our multi-class capital structure makes us ineligible for inclusion from certain indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Further, we cannot assure you that other stock indices will not take a similar approach to FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers, other employees, or agents.

Our certificate of incorporation provides that, unless we, in writing, select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of our company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be made in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and such persons. It is possible that a court may find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

General Risk Factors

Our operating results and share price may be volatile, and the market price of our Class A common stock may drop.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, has, and could continue to, subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the price that you paid for them, or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

- market conditions in the broader stock market;

- actual or anticipated fluctuations in our quarterly financial and operating results;

- introduction of new products or services by us or our competitors;

- issuance of new or changed securities analysts' reports or recommendations;

- changes in debt ratings;

- results of operations that vary from expectations of securities analysts and investors;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- strategic actions by us or our competitors;

- announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

- sales, or anticipated sales, of large blocks of our stock;

- additions or departures of key personnel;

- regulatory, legal, or political developments;

- public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- litigation and governmental investigations;

- changing economic conditions, including interest rates, tariffs, and financial market uncertainty;

- changes in accounting principles;

- default under agreements governing our indebtedness; and

- other events or factors, including those from severe weather events (including as a result of climate change), natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending and/or settling the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. Moreover, the ability of holders of Class B-1 common stock to convert each of their shares into one share of Class A common stock, subject to the transfer to us of an equivalent number of shares of Class B-2 common stock, may increase the number of outstanding shares of Class A common stock; however, such conversion rights will not dilute or otherwise affect the voting rights of the holders of Class A common stock because Class B-1 common stock and Class B-2 common stock taken on a combined basis will have the same voting rights as Class A common stock.

A significant portion of our total outstanding shares may be sold into the market, which could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. We have also filed a Form S-8 under the Securities Act to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, our Principal Stockholder has demand registration rights that will require us to file registration statements in connection with future sales of our stock by our Principal Stockholder. Sales by our Principal Stockholder could be significant. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares is influenced in part by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage, or insufficiently cover, of our company, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our Class A common stock price may decline.

We have been, and anticipate to continue, providing guidance on our expected operating and financial results for future periods. Although we believe that this guidance will provide investors and analysts with a better understanding of management's expectations for the future and is useful to our current and potential stockholders, such guidance comprises forward-looking statements subject to the risks and uncertainties described in this Annual Report on Form 10-K and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided or the expectations of our investors and analysts, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of our investors and analysts, or if we reduce our guidance for future periods, our share price could decline.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may be unable to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

As a public company, we are required to comply with the requirements of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls, and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Additionally, our independent public accounting firm also is required to issue an attestation report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our Class A common stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources. Moreover, any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to taxes by the U.S. federal, state, and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation; or

- changes in tax laws, regulations, or interpretations thereof.

From time to time, U.S. tax authorities, including state and local governments, consider legislation that, if enacted, could have a material effect on our effective tax rate.

In addition, we may be subject to audits of our income, sales, and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Additional impairments of the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and results of operations.

Our goodwill and other intangible assets represent a significant portion of our total assets. We test our goodwill and our indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. A significant amount of judgment is involved in determining if an indication of impairment exists. Factors indicating impairment of goodwill or other intangible assets may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; changes in the macroeconomic environment, increases in interest rates, a significant adverse change in legal factors or in the business climate; unanticipated or changing competition; and reduced growth rates. There are inherent uncertainties in management's estimates, judgments, and assumptions used in the impairment evaluation process. To the extent that business conditions deteriorate or there are any material changes in key assumptions and estimates, it may be necessary to record additional impairment charges in the future which could have a material adverse effect on our financial condition and results of operations.

For example, during the third quarter of fiscal 2023, we concluded indicators of impairment existed due to declines in the Company's share price as well as macroeconomic conditions, and performed an interim impairment test of our goodwill and indefinite-lived trade name, which resulted in a pre-tax goodwill impairment charge of $1,222.5 million for the thirteen week period ended October 28, 2023. For further information on our evaluation of impairment of our goodwill and indefinite-lived trade name, please read the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations– Critical Accounting Policies and Estimates."

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

Our executive team and board of directors recognize that effective cybersecurity risk management is critical to the safety and security of our data, systems, and products and, ultimately, the long-term success of the Company. We have a comprehensive multi-layered cybersecurity risk assessment program, which covers the identification, analysis, evaluation, and management of cybersecurity risks. The program is cross-functional involving the participation and input of internal stakeholders, third-party consultants, and board oversight. The program is reviewed and updated on a semi-annual basis, or sooner if needed.

We engage in frequent and comprehensive monitoring of our systems, including network, systems, and application security monitoring integrated into a Security Information and Event Monitoring (SIEM) system. In addition, should a cybersecurity incident occur, our response plan is based on the NIST Special Publication 800-61 Revision 2 Computer Security Incident Handling Guide, and requires the following steps:

Discovery. Occurs when a potential security incident is reported. Discovery can be initiated in several ways, including by customer support, employees, business partners, as a result of IT logging and monitoring, or in response to customer or vendor correspondence. Containment is the priority in the Discovery phase.

Investigation. Occurs when the Discovery phase establishes a likelihood that the event is an actionable security incident that warrants further research and analysis. In the Investigation phase, the priority is to swiftly complete an accurate, thorough investigation of the security incident.

Response. Occurs when a security incident is a confirmed data breach; when a security incident requires the Company to take further action to protect the organization and/or affected parties whose impacted personal information is at risk or has been compromised; or when additional administrative, physical, or technical controls are needed after a security incident. In the Response phase, the priority is to swiftly complete required notifications and other procedures according to applicable law.

Closure. Occurs when the Company's incident response steering committee can review the security incident and actions taken to evaluate whether proper investigation and documentation have occurred, and the matter requires no further notice or containment. Root causes and steps to prevent future incidents have been identified. In the Closure phase, the priority is to confirm that all necessary containment, investigation, and response tasks have been completed.

Review. Occurs after the event has been resolved. The priority in this phase is to review the investigation/response process and update the above steps based on the lessons learned.

We also have processes in place to oversee and identify risks from cybersecurity threats associated with our use of third party service providers. We classify third parties engaged by us based on risk and impact to our business. Classification is broken into tiers as follows:

Tier 1. Access to critical infrastructure, data, or services affecting critical infrastructure. Administrative or privileged access to production systems, including hosting or developing systems, applications, websites, software, or SaaS solutions.

Tier 2. Non-privileged access to Company applications.

Tier 3. No direct system access but may be associated through a partnership or have links hosted or embedded within Company marketing material or websites.

Third party risk scores are weighted based on the classification tier and monitored over the course of the year. A change in risk score may trigger an audit for the third party as well as a remediation plan to address any identified gaps, which our information security team oversees in conjunction with the relevant business owner for the third party relationship.

While we face a variety of cybersecurity risks, such as phishing attempts, ransomware attacks, account takeovers, fraudulent orders, and unauthorized access attempts, such risks have not materially affected us to date, including our business strategy, results of operations or financial condition, and we do not believe such risks are reasonably likely to have such an effect over the long term. For more information about the cybersecurity risks we face, see "Item 1A – Risk Factors - Our reputation and business may be harmed if our or our vendors' computer network security or any of the databases containing customer, employee, or other personal information maintained by us or our third-party providers is compromised, which could materially adversely affect our results of operations."

Cybersecurity Governance

Our board of directors has ultimate oversight of our risk management policies and strategies. Our executive leadership team, which is responsible for our day-to-day overall risk management practices, presents to the board of directors on the various material risks to our Company, including risks related to information technology and cybersecurity.

The audit committee has formal oversight responsibility for cybersecurity, as delegated by our board of directors, and is responsible for reviewing our policies and procedures with respect to cybersecurity risk assessment and risk management. As part of the board of directors and audit committee's oversight, our Chief Technology Officer ("CTO"), and/or Chief Information Security Officer ("CISO") provide semi-annual updates to the audit committee with respect to cybersecurity incidents, mitigation, threats, risks, and management, which are also communicated to the full board. In addition, a cross-functional committee comprised of key stakeholders throughout the Company meets regularly to review cybersecurity incidents, mitigation, threats, risks, and management.

Our CISO, who has extensive cybersecurity knowledge and skills gained from over 25 years of work experience at the Company and elsewhere, is responsible for developing and overseeing matters related to cybersecurity and reports directly to our CTO, who is accountable for the overall information technology and security strategy of the Company. The CISO receives reports on cybersecurity threats from several experienced information security professionals responsible for various parts of the business on an ongoing basis and, in conjunction with our enterprise risk steering committee, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our CISO works closely with our legal department to oversee compliance with legal, regulatory and contractual security requirements. Our enterprise risk steering committee is comprised of key stakeholders throughout the Company and works with management and our CISO to (i) identify and review certain cybersecurity risks that we face, including the probability and impact of such risks, and (ii) identify steps needed to eliminate or mitigate such risks. In addition, we have a well-defined cybersecurity incident response plan, as described above. Finally, we have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported in a timely manner to the audit committee and the board of directors.

Item 2. Properties.

The Company's headquarters is located in San Diego, California and comprises a total of approximately 257,000 square feet, and is under a long-term lease. The Company also leases facilities for corporate functions in San Antonio, Texas and Querétaro, Mexico.

We lease all of our distribution center locations and all of our 1,398 pet care centers in the U.S. and Puerto Rico. The original lease term for pet care centers is generally ten years, with certain leases being shorter or longer, and many of these leases contain renewal options. The vast majority of pet care center leases, excluding renewal options, expire at various dates over the next ten years. Our pet care centers are generally located at sites co-anchored by strong destination stores. Certain leases require payment of property taxes, utilities, common area maintenance and insurance and, if annual sales at certain locations exceed specified amounts, provide for additional rent expense.

Item 3. Legal Proceedings.

We are involved in the legal proceedings described in Note 14, Commitments and Contingencies, in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, and we are subject to other claims and litigation arising in the ordinary course of business. The outcome of any litigation is inherently uncertain, and if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to liability that could have a material adverse effect on our business. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock is currently listed on The Nasdaq Global Select Market under the ticker "WOOF" and began trading on January 14, 2021. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B-1 common stock, par value $0.001 per share, or our Class B-2 common stock, par value $0.000001 per share.

Holders

As of March 27, 2025, there were ninety-eight shareholders of record of our Class A common stock, one shareholder of record of our Class B-1 common stock, and two shareholders of record of our Class B-2 common stock. The number of record holders of our Class A common stock does not reflect the number of persons or entities holding their stock in "street" name through brokerage firms or other nominee holders.

Recent Sales of Unregistered Equity Securities

As previously disclosed, on May 13, 2024 the Company issued 1,470,589 shares of Class A Common Stock to GSSB Corporation, an Ontario corporation, of which Glenn Murphy, the Company's Executive Chairman, is the sole stockholder, at a price per share equal to $1.70 for a total purchase price of $2,500,001.30. The shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

Issuer Purchases of Equity Securities

None.

Dividend Policy

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business and pay down our indebtedness. Our future dividend policy is within the discretion of our board of directors, subject to applicable law, and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Please read "Risk Factors—The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility, which could harm our long-term interests," and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in this Annual Report on Form 10-K for descriptions of restrictions on our ability to pay dividends.

Performance Graph

The graph below compares the cumulative total return on our Class A common stock with the cumulative total returns of the Nasdaq Composite index and S&P Retail Select Industry index from January 14, 2021 (the initial day of trading for our Class A common stock) through January 31, 2025. The graph assumes that the value of the investment in our Class A common stock and in each index (including reinvestment of dividends) was $100 on January 14, 2021 and tracks it through January 31, 2025. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



	1/14/21	1/21	1/22	1/23	2/24	1/25
Petco Health and Wellness Company Inc.	100.00	88.54	62.24	39.93	8.44	11.63
NASDAQ Composite	100.00	101.44	111.23	91.27	127.96	157.05
S&P Retail Select Industry	100.00	136.47	129.34	113.42	125.56	134.25

The above performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of Petco Health and Wellness Company, Inc. under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. The discussion and analysis below contains certain forward-looking statements about our business and operations that are subject to the risks, uncertainties, and other factors described in the section entitled "Risk Factors," included in Part I, Item 1A, and elsewhere in this Annual Report on Form 10-K. These risks, uncertainties, and other factors could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. The risks described in documents we file from time to time with the U.S. Securities and Exchange Commission (the "SEC"), including the sections entitled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Annual Report on Form 10-K, should be carefully reviewed.

Overview

Petco Health and Wellness Company, Inc. ("Petco", the "Company", "we", "our" and "us") is a pet specialty retailer focused on improving the lives of pets, pet parents, and our own partners. Through our omnichannel ecosystem, we provide our customers with a comprehensive offering of products and services to fulfill their pets' needs through our more than 1,500 pet care centers in the U.S., Mexico, and Puerto Rico, including a network of in-store veterinary hospitals, our digital channel, and our flexible fulfillment options.

Our multicategory strategy integrates our digital assets with our nationwide physical footprint to meet the needs of pet parents who are looking for a single source for all their pets' needs. Our e-commerce site and mobile app serve as hubs for pet parents to manage their pets' needs, while enabling them to shop wherever, whenever, and however they want.

We strive to be a company that is improving millions of pet lives as well as the lives of pet parents and the partners who work for us. In tandem with Petco Love, a life-changing independent nonprofit organization, we work with and support thousands of local animal welfare groups across the country and, through in-store adoption events, we have helped find homes for nearly 7 million animals.

Our product offering leverages a broad assortment of national, owned brand, and exclusive merchandise, providing customers with a wide variety of nutritional options, including health-focused options free from artificial ingredients, complemented by a wide variety of pet care supplies and companion animals. While we offer pet parents a full spectrum of product choices, we maintain a number of premium products to address ongoing humanization and premiumization trends in the market. We integrate our product offering with our services business which includes veterinary care, grooming and training. Leveraging our experience in Vetco mobile clinics, we operate a network of full service, general practice veterinary hospitals complemented by prescription, and insurance offerings. We are increasingly linking our offerings with membership programs such as Vital Care Premier and pet health insurance in an effort to create deeper engagement with our customers, and with our Vital Care Core loyalty program members specifically, which members accounted for over 90% of transactions in fiscal 2024. Further enhancing the customer experience, our over 26,000 knowledgeable, passionate partners in our pet care centers provide important high-quality advice to our customers.

Macroeconomic factors, including rising interest rates, inflationary pressures, supply chain constraints, tariffs, and global economic and geopolitical developments have had varying impacts on our results of operations, such as decreases in sales of discretionary items like supplies, that are difficult to isolate and quantify. We cannot predict the duration or ultimate severity of these macroeconomic factors or the ultimate impact on our operations and liquidity. For more information regarding certain risks associated with these macroeconomic factors, please refer to the risk factors in Part I, Item 1A, "Risk Factors" of this Form 10-K.

How We Assess the Performance of Our Business

In assessing our performance, we consider a variety of performance and financial measures including the following:

Comparable Sales

Comparable sales is an important measure throughout the retail industry and includes both retail and digital sales of products and services. A new location or digital site is included in comparable sales beginning on the first day of the fiscal month following 12 full fiscal months of operation and is subsequently compared to like time periods from the previous year. Relocated pet care centers become comparable pet care centers on the first day of operation if the original pet care center was open longer than 12 full fiscal months. If, during the period presented, a pet care center was closed, sales from that pet care center are included up to the first day of the month of closing. There may be variations in the way in which some of our competitors and other retailers calculate comparable sales. As a result, data in this filing regarding our comparable sales may not be comparable to similar data made available by other retailers.

Comparable sales allow us to evaluate how our overall ecosystem is performing by measuring the change in period-over-period net sales from locations and digital sites that have been open for the applicable period. We intend to improve comparable sales by continuing initiatives aimed to increase customer retention, frequency of visits, and basket size. General macroeconomic and retail business trends are also a key driver of changes in comparable sales.

Non-GAAP Financial Measures

Management and our board of directors review, in addition to GAAP (as defined herein) measures, certain non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow, to evaluate our operating performance, generate future operating plans, and make strategic decisions regarding the allocation of capital. Further explanations of these non-GAAP measures, along with reconciliations to their most comparable GAAP measures, are presented below under "Reconciliation of Non-GAAP Financial Measures to GAAP Measures."

Factors Affecting Our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K.

Pet Industry Trends

The U.S. pet care industry is large, serving millions of households with pets, and has exhibited steady growth driven by an increase in the pet population and trends in pet humanization and premiumization. Due to the essential, repeat nature of pet care, the industry has demonstrated resilience across economic cycles. However, during fiscal 2024, we continued to observe a softening discretionary spend and shifting consumer preferences for more value-centric products associated with the current inflationary macroeconomic environment. In response to this shifting demand, we have broadened our assortment to include more national brands and implemented strategic pricing actions to offer more balanced price points in an effort to appeal to a broader base of consumers.

Customer Pet Purchase Trends

Our multi-channel ecosystem is designed to support our customers regardless of how customers choose to shop for their pet care needs. As we saw the major purchase trend shift and grow into areas like e-commerce, services, and veterinary care, we actively invested to build capabilities and offerings to effectively capitalize on the opportunity. Our business will be impacted by our ability to continue to understand and timely react to changing customer purchase trends.

Customer Acquisition, Retention, and Spend

Our business is impacted by our ability to successfully attract new customers to any one of our channels, build their loyalty to encourage return visits, and expand their spend with Petco across multiple purchase channels (e.g., pet care centers, e-commerce, and services) and categories (e.g., pet food, supplies, and companion animals). This is the primary focus of our customer engagement efforts from digital, to performance marketing campaigns, to new product introductions, and to Petco partner cross- and up-selling activities in pet care centers. The ability to convert more of our customers to loyal, multi-channel shoppers will positively affect business performance.

Innovation and Transformation

We have made significant investments to support our innovation and business transformation strategies. These investments have included: expansion of our veterinary footprint, digital and e-commerce integration and expansion; enhanced supply chain capacity including additional distribution centers; data analytical capabilities; and marketing and advertising.

Gross Margin and Expense Management

Our operating results are impacted by our ability to convert revenue into healthy gross margin and operating margin. There are many factors that impact gross margin results, including (but not limited to) customer shipping preferences, sales mix of product, and potential tariffs. We have shifted our sales mix by broadening our assortment to include more value-oriented national brand products, which can have lower margins. Along with managing gross margin, the other lever in delivering operating margin is expense management. The Company has implemented cost optimization initiatives in the past and expects to continue to find opportunities to operate more efficiently in the future.

Talent and Culture

We see our Petco partners as the core to building a purpose-driven performance culture. Our business results rely on our ability to continually: add talented partners, specifically in our scaling business areas like e-commerce, veterinary care, and grooming and training services; provide the best tools, partner training, and competitive compensation to deliver higher sales and better customer experiences; and engender a positive, collaborative, and respectful working environment. Our partners represent the strength of our brand every day and are key to our ongoing growth.

Significant Components of Results of Operations

Net Sales

Our net sales comprise gross sales of products and services, net of sales tax and certain discounts and promotions offered to our customers, including those offered under our customer loyalty programs. Net sales are driven by comparable sales, new pet center locations, and expanded offerings.

Cost of Sales and Gross Profit

Gross profit is equal to our net sales minus our cost of sales. Gross profit rate measures gross profit as a percentage of net sales.

Our cost of sales includes the following types of expenses:

- direct costs (net of vendor rebates, allowances, and discounts for products sold) including inbound freight charges;

- shipping and handling costs associated with sales to customers;

- freight costs associated with moving merchandise inventories;

- inventory shrinkage costs and write-downs;

- payroll and benefit costs of pet groomers, trainers, veterinarians, and other direct costs of services; and

- costs associated with operating our distribution centers including payroll and benefits, occupancy costs, and depreciation.

Selling, General, and Administrative Expense

The following types of expenses are included in our selling, general, and administrative costs ("SG&A"):

- payroll and benefit costs of pet care center employees and corporate employees;

- occupancy and operating costs of pet care centers and corporate facilities;

- depreciation and amortization related to pet care centers and corporate assets;

- credit card fees;

- store pre-opening and remodeling costs;

- advertising costs; and

- other selling and administrative costs.

Goodwill and Indefinite-Lived Intangible Impairment

In connection with the fiscal 2015 acquisition by our Sponsors, we recorded goodwill of approximately $3.0 billion and an indefinite-lived trade name asset of $1.1 billion. We evaluate these assets for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the third quarter of fiscal 2023, we concluded indicators of impairment existed due to declines in the Company's share price, as well as current macroeconomic conditions, and performed an interim impairment test of our goodwill and indefinite-lived trade name, which resulted in a pre-tax goodwill impairment charge of $1,222.5 million. Please read the discussion of these assets under “Critical Accounting Policies and Estimates.”

Interest Expense

Our interest expense in fiscal 2022 was primarily associated with a first lien term loan facility and a revolving credit facility. In November 2022, we entered into a series of interest rate cap agreements to limit the maximum interest on a portion of our variable-rate debt and decrease our exposure to interest rate variability. In December 2022, we amended our first lien term loan facility and our revolving credit facility to replace the LIBOR-based rate with a SOFR-based rate as the interest rate benchmark. Refer to the discussion under “Liquidity and Capital Resources—Sources of Liquidity” for further information.

Our interest expense in fiscal 2023 was primarily associated with a first lien term loan facility, a revolving credit facility, and interest rate caps and collars. Throughout fiscal 2023, we entered into interest rate collar agreements to limit the maximum interest on a portion of our variable-rate debt and decrease our exposure to interest rate variability. Refer to the discussion under “Liquidity and Capital Resources—Sources of Liquidity” for further information.

Our interest expense in fiscal 2024 was primarily associated with a first lien term loan facility, a revolving credit facility, an interest rate swap, and interest rate caps and collars. During fiscal 2024, we entered into an interest rate collar agreement and an interest rate swap agreement to limit the maximum interest and to fix the interest on a portion of our variable-rate debt and decrease our exposure to interest rate variability. Refer to the discussion under “Liquidity and Capital Resources—Sources of Liquidity” for further information.

Income Tax (Benefit) Expense

Income taxes consist of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, and the valuation allowance against deferred tax assets, as applicable.

Income from Equity Method Investees

Investments for which the Company exercises significant influence but does not have control are accounted for under the equity method. Equity method investment activity is primarily related to a 50% joint venture with Grupo Gigante, S.A.B. de C.V. (the “Mexico joint venture”) to establish Petco locations in Mexico. The Company’s share of the investee’s results is presented as either income or loss from equity method investees in the accompanying consolidated statements of operations.

Net Loss Attributable to Noncontrolling Interest

The noncontrolling interest represents 50% of the net loss of our veterinary joint venture, which was a variable interest entity for which we were deemed to be the primary beneficiary. In May 2022, the Company completed the purchase of the remaining 50% of the issued and outstanding membership interests of the joint venture, which is now a wholly owned subsidiary of the Company.

Executive Summary

Comparing fiscal 2024 (52 weeks) and fiscal 2023 (53 weeks), our results included the following:

- a decrease in net sales from $6.26 billion to $6.12 billion, representing a period-over-period decrease of 2.2% and comparable sales growth of 0.3%;

- operating income of $7.1 million, compared to an operating loss of $1,180.3 million, resulting primarily from goodwill impairment of $1,222.5 million in the prior year period;

- net loss attributable to Class A and B-1 common stockholders of $101.8 million, compared to net loss attributable to Class A and B-1 common stockholders of $1,280.2 million in the prior year, impacted by goodwill impairment in the prior year period, and;

- A decrease in Adjusted EBITDA from $401.1 million to $336.5 million.

Results of Operations

The following tables summarize our results of operations and the percent of net sales of line items included in our consolidated statements of operations (dollars in thousands):

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Net sales:			
Products	$ 5,116,891	$ 5,273,710	$ 5,230,515
Services and other	999,571	981,574	805,452
Total net sales	6,116,462	6,255,284	6,035,967
Cost of sales:			
Products	3,173,269	3,269,628	3,035,249
Services and other	618,791	631,821	573,611
Total cost of sales	3,792,060	3,901,449	3,608,860
Gross profit	2,324,402	2,353,835	2,427,107
Selling, general and administrative expenses	2,317,351	2,311,625	2,201,548
Goodwill impairment	—	1,222,524	—
Operating income (loss)	7,051	(1,180,314)	225,559
Interest income	(3,714)	(3,405)	(1,032)
Interest expense	143,531	150,909	101,643
Loss on partial extinguishment of debt	—	920	—
Other non-operating (income) loss	(4,800)	(4,727)	12,667
(Loss) income before income taxes and income from equity method investees	(127,966)	(1,324,011)	112,281
Income tax (benefit) expense	(7,481)	(27,613)	35,347
Income from equity method investees	(18,669)	(16,188)	(12,976)
Net (loss) income	(101,816)	(1,280,210)	89,910
Net loss attributable to noncontrolling interest	—	—	(891)
Net (loss) income attributable to Class A and B-1 common stockholders	$ (101,816)	$ (1,280,210)	$ 90,801

	Fiscal years ended		
	February 1, 2025	**February 3, 2024**	**January 28, 2023**
	(52 weeks)	**(53 weeks)**	**(52 weeks)**
Net sales:			
Products	83.7%	84.3%	86.7%
Services and other	16.3	15.7	13.3
Total net sales	100.0	100.0	100.0
Cost of sales:			
Products	51.9	52.3	50.3
Services and other	10.1	10.1	9.5
Total cost of sales	62.0	62.4	59.8
Gross profit	38.0	37.6	40.2
Selling, general and administrative expenses	37.9	37.0	36.5
Goodwill impairment	—	19.5	—
Operating income (loss)	0.1	(18.9)	3.7
Interest income	(0.1)	(0.1)	(0.0)
Interest expense	2.4	2.5	1.6
Loss on partial extinguishment of debt	—	0.0	—
Other non-operating (income) loss	(0.1)	(0.1)	0.2
(Loss) income before income taxes and income from equity method investees	(2.1)	(21.2)	1.9
Income tax (benefit) expense	(0.1)	(0.4)	0.6
Income from equity method investees	(0.3)	(0.3)	(0.2)
Net (loss) income	(1.7)	(20.5)	1.5
Net loss attributable to noncontrolling interest	—	—	0.0
Net (loss) income attributable to Class A and B-1 common stockholders	(1.7)%	(20.5)%	1.5%

	Fiscal years ended		
	February 1, 2025	**February 3, 2024**	**January 28, 2023**
	(52 weeks)	**(53 weeks)**	**(52 weeks)**
Operational Data:			
Comparable sales increase	0.3%	1.8%	4.5%
Total pet care centers (U.S. and Puerto Rico) at end of period	1,398	1,423	1,430
Adjusted EBITDA (in thousands)	$ 336,526	$ 401,103	$ 530,769

Fiscal 2024 (52 weeks) Compared with Fiscal 2023 (53 weeks)

Net Sales and Comparable Sales

	Fiscal years ended			
(dollars in thousands)	**February 1, 2025**	**February 3, 2024**	**$ Change**	**% Change**
Consumables	$ 3,043,178	$ 3,063,845	$ (20,667)	(0.7%)
Supplies and companion animals	2,073,713	2,209,865	(136,152)	(6.2%)
Services and other	999,571	981,574	17,997	1.8%
Net sales	$ 6,116,462	$ 6,255,284	$ (138,822)	(2.2%)

Net sales decreased $138.8 million, or 2.2%, to $6.12 billion in fiscal 2024 compared to net sales of $6.26 billion in fiscal 2023, primarily driven by $116.6 million attributable to the 53rd week in fiscal 2023. We continue to experience momentum in services, driven in part by our strategic investments in customer acquisition and retention, as well as a more mature veterinary hospital footprint. This was offset by a decrease in supplies and companion animals sales, driven by softening in discretionary spend.

We are unable to quantify certain factors impacting sales described above due to the fact that such factors are based on input measures or qualitative information that do not lend themselves to quantification.

Gross Profit

Gross profit decreased $29.4 million, or 1.3%, to $2.32 billion in fiscal 2024 compared to gross profit of $2.35 billion for fiscal 2023. As a percentage of sales, our gross profit rate was 38.0% for fiscal 2024 compared to 37.6% for fiscal 2023. The increase was primarily due to supply chain cost efficiencies, decreased shipment volume on lower inventory levels, improved hospital margins, and growth in our Vital Care Premier membership program. These increases were partially offset by the full year impact of investments made in bringing additional brands into our consumables assortment. We are unable to quantify the factors impacting gross profit rate described above due to the fact that such factors are based on input measures or qualitative information that do not lend themselves to quantification.

Selling, General and Administrative Expenses

SG&A expenses increased $5.7 million, or 0.2%, to $2.32 billion for fiscal 2024 compared to $2.31 billion for fiscal 2023. As a percentage of net sales, SG&A expenses increased from 37.0% in fiscal 2023 to 37.9% in fiscal 2024. The increase in SG&A expenses period-over-period was to support our growth as we continue to invest in infrastructure and our people. The increase included higher payroll, fringe benefits, incentive compensation, and consulting fees associated with our ongoing transformation efforts, which were partially offset by a decrease in stock compensation and advertising expenses.

Goodwill Impairment

In fiscal 2023, the Company recorded a pre-tax goodwill impairment charge of $1.22 billion as a result of performing an interim impairment test due to the identification of certain triggering events. There was no goodwill impairment charge recorded in fiscal 2024. For more information refer to Note 6, *"Goodwill,"* to the Notes to Consolidated Financial Statements included in Part II, Item 8 of this of this Annual Report on Form 10-K.

Interest Expense

Interest expense decreased $7.4 million, or 4.9%, to $143.5 million in fiscal 2024 compared with $150.9 million in fiscal 2023. The decrease was primarily driven by lower interest rates on the First Lien Term Loan and pre-tax gains recognized in interest expense related to the Company's cash flow hedges during fiscal 2024. For more information refer to Note 7, "*Senior Secured Credit Facilities*," and Note 8, *"Derivative Instruments,"* in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Loss on Extinguishment and Modification of Debt

In fiscal 2023, the Company recognized $0.9 million of losses on partial extinguishment of debt. This loss was recognized in conjunction with voluntary principal repayments on the First Lien Term Loan during fiscal 2023. The Company did not recognize any losses on extinguishment or modification of debt in fiscal 2024. For more information refer to Note 7, "*Senior Secured Credit Facilities*," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other Non-Operating (Income) Loss

Other non-operating income was $4.8 million for fiscal 2024 and was primarily related to remeasurements of an equity investment without a readily determinable fair value. Other non-operating income was $4.7 million for fiscal 2023, and was related to remeasurements of the fair value of the Company's investment in Rover Group, Inc. For more information refer to Note 9, *"Fair Value Measurements,"* to the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Income Tax (Benefit) Expense

Our effective tax rate was 6.8% for fiscal 2024, resulting in income tax benefit of $7.5 million, compared to an effective tax rate of 2.1% and income tax benefit of $27.6 million for fiscal 2023. The increase in effective tax rate in fiscal 2024 as compared to fiscal 2023 is primarily driven by non-deductible goodwill impaired during fiscal 2023, in addition to a shortfall in tax deductions resulting from the exercise and vesting of equity-based compensation awards.

Net (Loss) Income Attributable to Class A and B-1 Common Stockholders

Net loss attributable to Class A and B-1 common stockholders was $101.8 million for fiscal 2024 compared with a net loss attributable to Class A and B-1 common stockholders of $1,280.2 million for fiscal 2023. The change period-over-period was primarily driven by a goodwill impairment charge of $1,222.5 million in fiscal 2023.

Prior Year Discussion of Results and Comparisons

For information on fiscal 2023 results and similar comparisons, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our previous Annual Report on Form 10-K filed with the SEC on April 3, 2024.

Reconciliation of Non-GAAP Financial Measures to GAAP Measures

The following information provides definitions and reconciliations of certain non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. Such non-GAAP financial measures are not calculated in accordance with GAAP and should not be considered superior to, as a substitute for or alternative to, and should be considered in conjunction with, the most comparable GAAP measures. The non-GAAP financial measures presented may differ from similarly-titled measures used by other companies.

Adjusted EBITDA

We present Adjusted EBITDA, a non-GAAP financial measure, because we believe it enhances an investor's understanding of our financial and operational performance by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future, and certain other adjustments we believe are or are not reflective of our ongoing operations and performance. Adjusted EBITDA enables operating performance to be reviewed across reporting periods on a consistent basis. We use Adjusted EBITDA as one of the principal measures to evaluate and monitor our operating financial performance and to compare our performance to others in our industry. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation targets, to make budgeting decisions, to make strategic decisions regarding the allocation of capital, and to report our quarterly results as defined in our debt agreements, although under such agreements the measure is calculated differently and is used for different purposes.

Adjusted EBITDA is not a substitute for net (loss) income, the most comparable GAAP measure, and is subject to a number of limitations as a financial measure, so it should be used in conjunction with GAAP financial measures and not in isolation. There can be no assurances that we will not modify the presentation of Adjusted EBITDA in the future. In addition, other companies in our industry may define Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The table below reflects the calculation of Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	Fiscal years ended		
(dollars in thousands)	February 1, 2025 (52 weeks)	February 3, 2024 (53 weeks)	January 28, 2023 (52 weeks)
Net (loss) income attributable to Class A and B-1 common stockholders	$ (101,816)	$(1,280,210)	$ 90,801
Interest expense, net	139,817	147,504	100,611
Income tax (benefit) expense	(7,481)	(27,613)	35,347
Depreciation and amortization	199,727	200,782	193,828
Income from equity method investees	(18,669)	(16,188)	(12,976)
Loss on partial extinguishment of debt	—	920	—
Goodwill impairment	—	1,222,524	—
Asset impairments and write offs	8,790	2,833	1,992
Equity-based compensation expense	50,212	81,859	60,784
Other non-operating (income) loss	(4,800)	(4,727)	12,667
Mexico joint venture EBITDA (1)	41,615	38,226	29,584
Acquisition and divestiture-related integration costs (2)	3,719	—	15,314
Other costs (3)	25,412	35,193	2,817
Adjusted EBITDA	$ 336,526	$ 401,103	$ 530,769
Net sales	$ 6,116,462	$ 6,255,284	$ 6,035,967
Net margin (4)	(1.7)%	(20.5)%	1.5%
Adjusted EBITDA Margin	5.5%	6.4%	8.8%

(1) Mexico joint venture EBITDA represents 50% of the entity's operating results for the periods presented, as adjusted to reflect the results on a basis comparable to our Adjusted EBITDA. In the financial statements, this joint venture is accounted for as an equity method investment and reported net of depreciation and income taxes. Because such a presentation would not reflect the adjustments made in our calculation of Adjusted EBITDA, we include our 50% interest in our Mexico joint venture on an Adjusted EBITDA basis to ensure consistency. The table below presents a reconciliation of Mexico joint venture net income to Mexico joint venture EBITDA:

	Fiscal years ended		
(dollars in thousands)	February 1, 2025 (52 weeks)	February 3, 2024 (53 weeks)	January 28, 2023 (52 weeks)
Net income	$ 37,559	$ 32,375	$ 24,757
Depreciation	27,360	26,141	19,820
Income tax expense	16,010	11,449	9,409
Foreign currency loss (gain)	169	1,520	(268)
Interest expense, net	2,131	4,966	5,449
EBITDA	$ 83,229	$ 76,451	$ 59,167
50% of EBITDA	$ 41,615	$ 38,226	$ 29,584

(2) Acquisition and divestiture-related integration costs include direct costs resulting from acquiring, integrating, or divesting businesses. These include third-party professional and legal fees, losses on sales of divestitures, and other integration-related costs that would not have otherwise been incurred as part of the Company's operations.

(3) Other costs include, as incurred: restructuring costs and restructuring-related severance costs; legal reserves associated with significant, non-ordinary course legal or regulatory matters; and costs related to certain significant strategic transactions.

(4) We define net margin as net (loss) income attributable to Class A and B-1 common stockholders divided by net sales and Adjusted EBITDA margin as Adjusted EBITDA divided by net sales.

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that is calculated as net cash provided by operating activities less cash paid for fixed assets. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance.

Although other companies report their free cash flow, numerous methods exist for calculating a company's free cash flow. As a result, the method used by the Company's management to calculate our Free Cash Flow may differ from the methods used by other companies to calculate their free cash flow.

The table below reflects the calculation of Free Cash Flow for the periods presented:

	Fiscal years ended		
(dollars in thousands)	February 1, 2025 (52 weeks)	February 3, 2024 (53 weeks)	January 28, 2023 (52 weeks)
Net cash provided by operating activities	$ 177,673	$ 215,719	$ 346,003
Cash paid for fixed assets	(127,990)	(225,598)	(278,020)
Free Cash Flow	$ 49,683	$ (9,879)	$ 67,983

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are funds generated by operating activities and available capacity for borrowings on our $581 million ABL Revolving Credit Facility. Our ability to fund our operations, to make planned capital investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond our control. Our liquidity as of February 1, 2025 was $681.4 million inclusive of cash and cash equivalents of $165.8 million and $515.6 million of availability on the ABL Revolving Credit Facility. We believe that our current resources, together with anticipated cash flows from operations and borrowing capacity under the ABL Revolving Credit Facility, will be sufficient to finance our operations, meet our current cash requirements, and fund anticipated capital investments for at least the next 12 months. We may, however, seek additional financing to fund future growth or refinance our existing indebtedness through the debt capital markets, but we cannot be assured that such financing will be available on favorable terms, or at all.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of February 1, 2025, while others are considered future obligations. Our contractual obligations primarily consist of operating leases and long-term debt and related interest payments. We also enter certain short-term lease commitments, letters of credit and purchase obligations in the normal course of business. Refer to Note 5, "*Leases*," and Note 7, "*Senior Secured Credit Facilities*," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for amounts outstanding as of February 1, 2025 related to operating leases and debt, respectively. Refer also to further discussion on our debt refinancing transaction in "Sources of Liquidity" below.

Purchase obligations and commitments consist of open purchase orders, as well as non-cancellable commitments for information technology, marketing and other products and services used in the normal course of business. We also have a commitment for naming rights to the baseball stadium. As of February 1, 2025, our purchase obligations and commitments were $321.1 million of which $270.5 million is considered short-term.

Cash Flows

The following table summarizes our consolidated cash flows:

	Fiscal years ended		
(dollars in thousands)	February 1, 2025 (52 weeks)	February 3, 2024 (53 weeks)	January 28, 2023 (52 weeks)
Total cash provided by (used in):			
Operating activities	$ 177,673	$ 215,719	$ 346,003
Investing activities	(123,903)	(207,445)	(320,324)
Financing activities	(8,754)	(85,352)	(33,842)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 45,016	$ (77,078)	$ (8,163)

Operating Activities

Our primary source of operating cash is sales of products and services to customers, which are substantially all on a cash basis, and therefore provide us with a significant source of liquidity. Our primary uses of cash in operating activities include: purchases of inventory; freight and warehousing costs; employee-related expenditures; occupancy-related costs for our pet care centers, distribution centers and corporate support centers; credit card fees; interest under our debt agreements; and marketing expenses. Net cash provided by operating activities is impacted by our net (loss) income adjusted for certain non-cash items, including: depreciation, amortization, impairments and write-offs; amortization of debt discounts and issuance costs; deferred income taxes; equity-based compensation; impairments of goodwill and intangible assets; other non-operating (income) loss; and the effect of changes in operating assets and liabilities.

Net cash provided by operating activities was $177.7 million in fiscal 2024 compared with net cash provided by operating activities of $215.7 million in fiscal 2023. The decrease in operating cash flow was primarily driven by lower sales and the timing of invoice payments. This was partially offset by decreases in inventory purchases, advertising, freight, and cash paid for operating leases.

Net cash provided by operating activities was $215.7 million in fiscal 2023 compared with $346.0 million in fiscal 2022. The decrease in operating cash flow was driven by an increase in inventory purchases, higher payroll and fringe benefits as well as increases in cash paid for interest and operating leases. This was partially offset by an increase in sales, effective management of accounts payable, and lower payouts of prior year accrued incentive bonuses.

Investing Activities

Net cash used in investing activities was $123.9 million, $207.4 million, and $320.3 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively, and consisted primarily of capital expenditures supporting our growth and initiatives.

The decrease in capital expenditures between fiscal 2024 and fiscal 2023 was primarily driven by reductions in new pet care centers and hospitals. In fiscal 2025, we expect to spend approximately $130 million to $140 million in capital expenditures.

The decrease in capital expenditures between fiscal 2023 and fiscal 2022 was primarily driven by reductions in capital spend partially offset by proceeds received from the sale of our investment in Rover Group, Inc. Additionally, in fiscal 2022, we paid $35.0 million for the remaining 50% stake in our veterinary joint venture.

Capital expenditures by category during the periods set forth below are as follows:

	Fiscal years ended		
(dollars in thousands)	February 1, 2025	February 3, 2024	January 28, 2023
New and existing pet care center locations	$ 46,084	$ 121,815	$ 146,432
Digital and information technology	51,948	70,598	78,611
Supply chain and other	29,958	33,185	52,977
Total capital expenditures	$ 127,990	$ 225,598	$ 278,020

Financing Activities

Net cash used in financing activities was $8.8 million for fiscal 2024, compared with $85.4 million used in financing activities in fiscal 2023 and $33.8 million used in financing activities in fiscal 2022.

Financing cash flows in fiscal 2024 primarily consisted of borrowings and repayments on the ABL Revolving Credit Facility and payments for tax withholdings on stock-based awards.

Financing cash flows in fiscal 2023 primarily consisted of $75.0 million in principal repayments on the term loan, borrowings and repayments under the ABL Revolving Credit Facility, and payments for tax withholdings on stock-based awards.

Financing cash flows in fiscal 2022 primarily consisted of borrowings and repayments under the ABL Revolving Credit Facility, quarterly term loan repayments, and payments for tax withholdings on stock-based awards.

Sources of Liquidity

Senior Secured Credit Facilities

On March 4, 2021, the Company completed a refinancing transaction by entering into the $1,700.0 million First Lien Term Loan maturing on March 4, 2028 and the ABL Revolving Credit Facility, originally maturing on March 4, 2026 with availability of up to $500.0 million, subject to a borrowing base.

On December 12, 2022, the Company amended the First Lien Term Loan to replace the LIBOR-based rate with a SOFR-based rate as the interest rate benchmark. Interest on the First Lien Term Loan is based on, at the Company's option, either a base rate or Adjusted Term SOFR, subject to a 0.75% floor, payable upon maturity of the SOFR contract, in either case plus the applicable rate. The base rate is the greater of the bank prime rate, federal funds effective rate plus 0.5% or Adjusted Term SOFR plus 1.0%. The applicable rate is 2.25% per annum for a base rate loan or 3.25% per annum for an Adjusted Term SOFR loan. Principal and interest payments commenced on June 30, 2021. Principal payments are typically $4.25 million quarterly.

The Company voluntarily repaid $35.0 million, $25.0 million and $15.0 million of the principal of the First Lien Term Loan using existing cash on hand in March 2023, May 2023, and August 2023, respectively. The repayments were applied to remaining principal payments in order of scheduled payment date. The next scheduled principal payment is expected to occur in fiscal 2027.

In March 2024, the Company amended the ABL Revolving Credit Facility, which now consists of two tranches, to increase its total availability from $500.0 million to $581.0 million and extend the maturity on a portion of this availability. The first tranche has availability of up to $35.0 million, subject to a borrowing base, maturing on March 4, 2026. The second tranche has availability of up to $546.0 million, subject to a borrowing base, maturing on March 29, 2029. Interest on the ABL Revolving Credit Facility is now based on, at the Company's option, either the base rate subject to a 1% floor, or Term SOFR subject to a floor of 0%, plus an applicable margin. All other key terms of the ABL Revolving Credit Facility remained unchanged.

For more information regarding this indebtedness, refer to Note 7, "*Senior Secured Credit Facilities*," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Derivative Instruments

The Company entered into interest rate cap, collar and swap agreements to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. For more information regarding derivative instruments, refer to Note 8, "*Derivative Instruments*," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Segment

We operate under one reportable segment and support and serve pets and their parents through our integrated ecosystem of pet care centers, services, and e-commerce.

Seasonality

Our financial performance is not significantly impacted by seasonality, as the majority of our sales are generated by pet parents caring for their pets year-round.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires us to make assumptions and estimates about future results and apply judgments that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On an ongoing basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We state our significant accounting policies in the notes to our annual consolidated financial statements, which are included in this Annual Report on Form 10-K. We believe that the following accounting policies and estimates described below have the greatest potential impact on our financial statements, and therefore we consider these to be critical to aid in fully understanding and evaluating our reported financial results.

Inventory Reserves

We value our inventory at the lower of the cost or net realizable value through the establishment of inventory valuation and shrink reserves. Cost is determined by the average cost method and includes inbound freight charges. Our valuation reserves represent the excess of the carrying value or average cost, over the amount we expect to realize from the ultimate sale of the inventory. Valuation reserves establish a new cost basis, and subsequent changes in facts or circumstances do not result in an increase in the newly established cost basis. Our valuation reserves are subject to uncertainties, as the calculation requires us to make assumptions regarding inventory aging, forecasted consumer demand and trends and the promotional environment.

Our inventory shrink reserve represents estimated physical inventory losses that have occurred since the last physical inventory date. Periodic inventory observations are performed on a regular basis at pet care center locations, and cycle counts are performed for inventory at distribution centers to ensure inventory is properly stated in our consolidated financial statements. During the period between counts at pet care center locations, we accrue for estimated shrink losses based on historical shrinkage results, taking into consideration any current trends in the business.

We have not made any material changes in our methodology used to establish our inventory valuation and shrink reserves during the past three fiscal years, and we have not had material adjustments between our estimated shrinkage percentages and actual results. A 10% difference in our actual valuation reserve at February 1, 2025 would have an insignificant effect on pre-tax loss in fiscal 2024. Additionally, we do not believe there is a reasonable likelihood that there will be a material change in future estimates or assumptions we use to calculate our shrink reserve. However, if estimates of losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our actual shrink reserve at February 1, 2025 would have affected pre-tax loss by $3.3 million in fiscal 2024.

Vendor Allowances

We receive various forms of consideration from our merchandise vendors (vendor allowances). We receive vendor allowances, primarily in the form of cooperative advertising reimbursements, rebate incentives, prompt purchase discounts, and vendor compliance charges pursuant to agreements with certain vendors. Substantially all vendor allowances are initially deferred as a reduction of the cost of inventory purchased and recorded as a reduction to cost of sales in the consolidated statements of operations as the inventory is sold. Vendor rebates and allowances that are identified as specific, incremental, and identifiable costs incurred by the Company in selling the vendors' products are classified as a reduction of selling, general and administrative expenses in the consolidated statements of operations as the costs are incurred, as the related costs are also classified as selling, general and administrative expenses.

We establish a deferral for vendor income that is earned but not yet received and record the deferral as a reduction to merchandise inventory. The majority of the year-end vendor income deferrals are collected within the following fiscal quarter, and we do not believe there is reasonable likelihood that the assumptions used in our estimate will change significantly. Historically, adjustments to our vendor income deferral have not been material. A 10% difference in our vendor income deferred at February 1, 2025 would have affected pre-tax loss by $2.2 million in fiscal 2024.

We have not made any material changes in the accounting methodology we use to assess vendor allowances during the past three fiscal years.

Long-lived Assets

Long-lived assets, other than goodwill and intangible assets, which are separately discussed below, are tested for recoverability whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets are reviewed for impairment at the lowest level of identifiable cash flows, and are not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset (or group of assets) exceeds its fair value, with fair value determined based on the income approach.

Factors we consider important and which could trigger an impairment review include: (i) significant underperformance of a pet care center relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of assets or strategy for our overall business; (iii) significant negative industry or economic trends; or (iv) planned pet care center closings.

We have not made any material changes in the accounting methodology we use to assess impairment losses during the past three fiscal years.

Goodwill and Trade Name Intangible Assets

Goodwill

We evaluate goodwill annually in our fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have identified one reporting unit and selected our fourth fiscal quarter to perform our annual goodwill impairment testing. Goodwill impairment guidance provides entities the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment requires significant judgments about economic conditions, including the entity's operating environment, its industry and other market conditions, entity-specific events related to financial performance or loss of key personnel, and other events that could impact the reporting unit. If management concludes, based on assessment of relevant events, facts, and circumstances, that it is more likely than not that a reporting unit's fair value is greater than its carrying value, no further impairment testing is required.

If management's assessment of qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative assessment is performed. We also have the option to bypass the qualitative assessment described above and proceed directly to the quantitative assessment, where we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of our net assets assigned to that unit, goodwill is not considered impaired, and we are not required to perform further testing. If the carrying value of net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we would record an impairment loss equal to the difference. In cases where a quantitative test is performed, the fair value of our reporting unit is estimated using the assistance of a third-party valuation firm. If a quantitative assessment is performed, the evaluation includes management estimates of cash flow projections based on internal future projections and/or use of a market approach by reviewing transactional and financial data of publicly traded companies. The assumptions used in the impairment analysis are inherently subject to uncertainty and small changes in these assumptions could have a significant impact on the concluded value. The Company's market capitalization is also considered as part of the analysis, in order to further validate the reasonableness of the fair values concluded for the reporting unit. Factors that may trigger an interim impairment test may include, but are not limited to, current economic and market conditions or a significant decline in the Company's stock price and market capitalization compared to net book value.

We have not made any material changes in the accounting methodology we use to assess goodwill impairment losses during the past three fiscal years.

Indefinite-lived trade name

We consider the Petco trade name to be an indefinite-lived intangible asset, as we currently anticipate that this trade name will contribute cash flows to us indefinitely. We perform our annual impairment test during the fourth quarter of each year or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Management has the option to first perform a qualitative assessment of its trade name asset to determine whether it is necessary to perform a quantitative impairment test. We also have the option to bypass the qualitative assessment described above and proceed directly to quantitative assessment.

In cases where a quantitative test is performed, the fair value of our trade name is estimated using the assistance of a third-party valuation firm. Factors that may trigger an interim impairment test may include, but are not limited to, a significant decline in the Company's stock price and market capitalization compared to net book value, or changes in the pattern of utilization of the intangible asset. Significant assumptions used in the determination of fair value of the trade name generally include prospective financial information, growth rates, discount rates and comparable multiples from publicly traded companies in similar industries. An impairment charge is recorded for the amount by which the carrying amount of the trade name exceeds its fair value.

We have not made any material changes in the accounting methodology we use to assess indefinite-lived trade name impairment during the past three fiscal years.

Self-insurance Reserves

We maintain accruals for our self-insurance of workers' compensation, employee-related healthcare benefits and general and auto liabilities. Insurance coverage is in place above per occurrence retention limits to limit our exposure to large claims. These insurance policies have stated maximum coverage limits, after which we bear the risk of loss. When estimating our self-insurance reserves, we consider a number of factors, including historical experience, trends related to claims and payments, and information provided by our insurance brokers and actuaries. Periodically, we review our assumptions and valuations provided by our actuaries to determine the adequacy of our self-insurance reserves.

We are required to make assumptions and to apply judgments to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date. There were no significant changes to the self-insurance reserves during the past three years other than routine current period activity. A 10% change in our self-insurance reserves at February 1, 2025 would have affected pre-tax loss by $9.1 million in fiscal 2024.

Recent Accounting Pronouncements

Refer to Note 1, "*Summary of Significant Accounting Policies,*" in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market risks arising from transactions in the normal course of our business. These risks are primarily associated with interest rate fluctuations, as well as changes in our credit standing, based on the capital and credit markets, which are not predictable. We do not currently hold any instruments for trading purposes.

Interest Rate Risk

We are subject to interest rate risk in connection with the First Lien Term Loan and the ABL Revolving Credit Facility. As of February 1, 2025, we had $1,595.3 million outstanding under the First Lien Term Loan and no amounts outstanding under the ABL Revolving Credit Facility. The First Lien Term Loan and the ABL Revolving Credit Facility each bear interest at variable rates. An increase of 100 basis points in the variable rates on the First Lien Term Loan and the ABL Revolving Credit Facility as of February 1, 2025 would have increased annual cash interest in the aggregate by approximately $16.2 million. For information regarding the cash flow hedge agreements that we entered into to limit the maximum interest rate on a portion of our variable-rate debt and limit our exposure to interest rate variability, please refer to the section defined within Liquidity and Capital Resources in Part II, Item 7, "Derivative Instruments" of this Form 10-K.

We cannot predict market fluctuations in interest rates and their impact on our debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

Credit Risk

As of February 1, 2025, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business.

Foreign Currency Risk

Substantially all of our business is currently conducted in U.S. dollars, with a small amount denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Our results of current and future operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. We do not enter into forward currency contracts to hedge our foreign currency exposure. A hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material effect on our operating results.

Item 8. Financial Statements and Supplementary Data.

PETCO HEALTH AND WELLNESS COMPANY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Petco Health and Wellness Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Petco Health and Wellness Company, Inc. (the Company) as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended February 1, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vendor allowances

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company receives vendor allowances from certain merchandise vendors through a variety of programs intended to offset the cost of inventory and for promoting and selling merchandise inventory. Certain of these programs consist of promotional allowances that are contractually tied to the sale of inventory and are recognized as a reduction to cost of sales at the time of the sale of the specific goods. Auditing vendor allowances was complex due to the number of individual agreements and the varying terms in the respective agreements. Significant audit effort was required to evaluate the terms of the vendor agreements and the related treatment of the vendor allowances in the consolidated financial statements.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's vendor allowances process, including management's assessment of the terms of vendor agreements, the timing of recognition to the statement of operations and related classification of the vendor allowances.
	To test the recorded amount of vendor allowances, for a sample of vendor contracts, we tested whether the recorded amounts were consistent with the nature of the contractual arrangement and evaluated whether the allowances had been earned as of February 1, 2025, were appropriately recorded in the statement of operations, and were appropriately classified as a reduction of cost of sales based on the contractual terms. For a sample of vendor arrangements, we confirmed the terms of the agreement directly with the vendor.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

San Diego, California
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Petco Health and Wellness Company, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Petco Health and Wellness Company, Inc.'s internal control over financial reporting as of February 1, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Petco Health and Wellness Company, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended February 1, 2025, and the related notes and our report dated March 31, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California
March 31, 2025

PETCO HEALTH AND WELLNESS COMPANY, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	February 1, 2025		February 3, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents	$	165,756	$	125,428
Receivables, less allowance for credit losses ($1,594 and $1,806, respectively)		40,425		44,369
Merchandise inventories, net		653,329		684,502
Prepaid expenses		53,515		58,615
Other current assets		60,594		38,830
Total current assets		973,619		951,744
Fixed assets, net		725,438		816,367
Operating lease right-of-use assets		1,302,346		1,384,050
Goodwill		980,064		980,297
Trade name		1,025,000		1,025,000
Other long-term assets		187,963		205,694
Total assets	$	5,194,430	$	5,363,152
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and book overdrafts	$	492,878	$	485,131
Accrued salaries and employee benefits		157,460		101,265
Accrued expenses and other liabilities		177,079		200,278
Current portion of operating lease liabilities		306,400		310,507
Current portion of long-term debt and other lease liabilities		5,346		15,962
Total current liabilities		1,139,163		1,113,143
Senior secured credit facilities, net, excluding current portion		1,578,091		1,576,223
Operating lease liabilities, excluding current portion		1,037,206		1,116,615
Deferred taxes, net		217,712		251,629
Other long-term liabilities		108,628		121,113
Total liabilities		4,080,800		4,178,723
Commitments and contingencies (Notes 7 and 14)				
Stockholders' equity:				
Class A common stock, $0.001 par value: Authorized - 1.0 billion shares; Issued and outstanding - 239.1 million and 231.2 million shares, respectively		239		231
Class B-1 common stock, $0.001 par value: Authorized - 75.0 million shares; Issued and outstanding - 37.8 million shares		38		38
Class B-2 common stock, $0.000001 par value: Authorized - 75.0 million shares; Issued and outstanding - 37.8 million shares		—		—
Preferred stock, $0.001 par value: Authorized - 25.0 million shares; Issued and outstanding - none		—		—
Additional paid-in-capital		2,280,495		2,229,582
Accumulated deficit		(1,149,059)		(1,047,243)
Accumulated other comprehensive (loss) income		(18,083)		1,821
Total stockholders' equity		1,113,630		1,184,429
Total liabilities and stockholders' equity	$	5,194,430	$	5,363,152

See accompanying notes to consolidated financial statements.

PETCO HEALTH AND WELLNESS COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Net sales:			
Products	$ 5,116,891	$ 5,273,710	$ 5,230,515
Services and other	999,571	981,574	805,452
Total net sales	6,116,462	6,255,284	6,035,967
Cost of sales:			
Products	3,173,269	3,269,628	3,035,249
Services and other	618,791	631,821	573,611
Total cost of sales	3,792,060	3,901,449	3,608,860
Gross profit	2,324,402	2,353,835	2,427,107
Selling, general and administrative expenses	2,317,351	2,311,625	2,201,548
Goodwill impairment	—	1,222,524	—
Operating income (loss)	7,051	(1,180,314)	225,559
Interest income	(3,714)	(3,405)	(1,032)
Interest expense	143,531	150,909	101,643
Loss on partial extinguishment of debt	—	920	—
Other non-operating (income) loss	(4,800)	(4,727)	12,667
(Loss) income before income taxes and income from equity method investees	(127,966)	(1,324,011)	112,281
Income tax (benefit) expense	(7,481)	(27,613)	35,347
Income from equity method investees	(18,669)	(16,188)	(12,976)
Net (loss) income	(101,816)	(1,280,210)	89,910
Net loss attributable to noncontrolling interest	—	—	(891)
Net (loss) income attributable to Class A and B-1 common stockholders	$ (101,816)	$ (1,280,210)	$ 90,801
Net (loss) income per Class A and B-1 common share:			
Basic	$ (0.37)	$ (4.78)	$ 0.34
Diluted	$ (0.37)	$ (4.78)	$ 0.34
Weighted average shares used in computing net (loss) income per Class A and B-1 common share:			
Basic	273,410	267,549	265,522
Diluted	273,410	267,549	265,951

See accompanying notes to consolidated financial statements.

PETCO HEALTH AND WELLNESS COMPANY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Net (loss) income	$ (101,816)	$ (1,280,210)	$ 89,910
Net loss attributable to noncontrolling interest	—	—	(891)
Net (loss) income attributable to Class A and B-1 common stockholders	(101,816)	(1,280,210)	90,801
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustment	(21,836)	5,534	194
Unrealized gain (loss) on derivatives	4,303	752	(2,180)
(Gains) losses on derivatives reclassified to income	(2,371)	(367)	126
Total other comprehensive (loss) income, net of tax	(19,904)	5,919	(1,860)
Comprehensive (loss) income	(121,720)	(1,274,291)	88,050
Comprehensive loss attributable to noncontrolling interest	—	—	(891)
Comprehensive (loss) income attributable to Class A and B-1 common stockholders	$ (121,720)	$ (1,274,291)	$ 88,941

See accompanying notes to consolidated financial statements.

PETCO HEALTH AND WELLNESS COMPANY, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)

	Common stock				Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive (loss) income	Total stockholders' equity	Noncontrolling interest	Total equity
	Class A (shares)	Class B-1 (shares)	Class B-2 (shares)	Amount						
Balance at January 29, 2022	227,187	37,791	37,791	$ 265	$ 2,133,821	$ 142,166	$ (2,238)	$ 2,274,014	$ (18,195)	$ 2,255,819
Equity-based compensation expense (Note 11)	—	—	—	—	61,355	—	—	61,355	—	61,355
Net income	—	—	—	—	—	90,801	—	90,801	(891)	89,910
Foreign currency translation adjustment, net of tax of $71	—	—	—	—	—	—	194	194	—	194
Unrealized loss on derivatives, net of tax of $(714) (Note 8)	—	—	—	—	—	—	(2,180)	(2,180)	—	(2,180)
Losses on derivatives reclassified to income, net of tax of $42 (Note 8)	—	—	—	—	—	—	126	126	—	126
Investment in veterinary joint venture, net of tax of $(13,774) (Note 1)	—	—	—	—	(40,312)	—	—	(40,312)	19,086	(21,226)
Issuance of common stock, net of tax withholdings	1,151	—	—	1	(2,522)	—	—	(2,521)	—	(2,521)
Balance at January 28, 2023	228,338	37,791	37,791	$ 266	$ 2,152,342	$ 232,967	$ (4,098)	$ 2,381,477	$ —	$ 2,381,477
Equity-based compensation expense (Note 11)	—	—	—	—	82,680	—	—	82,680	—	82,680
Net loss	—	—	—	—	—	(1,280,210)	—	(1,280,210)	—	(1,280,210)
Foreign currency translation adjustment, net of tax of $1,932	—	—	—	—	—	—	5,534	5,534	—	5,534
Unrealized gain on derivatives, net of tax of $246 (Note 8)	—	—	—	—	—	—	752	752	—	752
Gains on derivatives reclassified to income, net of tax of $(120) (Note 8)	—	—	—	—	—	—	(367)	(367)	—	(367)
Issuance of common stock, net of tax withholdings	2,818	—	—	3	(5,440)	—	—	(5,437)	—	(5,437)
Balance at February 3, 2024	231,156	37,791	37,791	$ 269	$ 2,229,582	$ (1,047,243)	$ 1,821	$ 1,184,429	$ —	$ 1,184,429
Equity-based compensation expense (Note 11)	—	—	—	—	50,188	—	—	50,188	—	50,188
Net loss	—	—	—	—	—	(101,816)	—	(101,816)	—	(101,816)
Foreign currency translation adjustment, net of tax of $(7,605)	—	—	—	—	—	—	(21,836)	(21,836)	—	(21,836)
Unrealized gain on derivatives, net of tax of $1,418 (Note 8)	—	—	—	—	—	—	4,303	4,303	—	4,303
Gains on derivatives reclassified to income, net of tax of $(776) (Note 8)	—	—	—	—	—	—	(2,371)	(2,371)	—	(2,371)
Issuance of common stock, net of tax withholdings	7,910	—	—	8	725	—	—	733	—	733
Balance at February 1, 2025	239,066	37,791	37,791	$ 277	$ 2,280,495	$ (1,149,059)	$ (18,083)	$ 1,113,630	$ —	$ 1,113,630

See accompanying notes to consolidated financial statements.

PETCO HEALTH AND WELLNESS COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Fiscal years ended				
		February 1, 2025		February 3, 2024		January 28, 2023
		(52 weeks)		(53 weeks)		(52 weeks)
Cash flows from operating activities:						
Net (loss) income	$	(101,816)	$	(1,280,210)	$	89,910
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		199,727		200,782		193,828
Amortization of debt discounts and issuance costs		4,896		4,972		4,940
Provision for deferred taxes		(30,492)		(53,549)		(893)
Equity-based compensation expense		50,212		81,859		60,784
Impairments, write-offs and losses on sale of fixed and other assets		8,790		2,833		1,992
Loss on partial extinguishment of debt		—		920		—
Income from equity method investees		(18,669)		(16,188)		(12,976)
Amounts reclassified out of accumulated other comprehensive (loss) income (Note 8)		(3,146)		(488)		168
Goodwill impairment		—		1,222,524		—
Non-cash operating lease costs		414,396		429,056		422,792
Other non-operating (income) loss		(4,800)		(4,727)		12,667
Changes in assets and liabilities:						
Receivables		4,178		5,211		6,038
Merchandise inventories		30,767		(32,072)		22,681
Prepaid expenses and other assets		(3,960)		(8,009)		(5,933)
Accounts payable and book overdrafts		8,484		103,919		(22,763)
Accrued salaries and employee benefits		56,981		11,347		(51,427)
Accrued expenses and other liabilities		(12,455)		(8,495)		13,616
Operating lease liabilities		(418,219)		(446,981)		(386,259)
Other long-term liabilities		(7,201)		3,015		(3,162)
Net cash provided by operating activities		177,673		215,719		346,003
Cash flows from investing activities:						
Cash paid for fixed assets		(127,990)		(225,598)		(278,020)
Cash paid for acquisitions, net of cash acquired (Note 3)		(629)		(6,725)		(9,640)
Cash paid for interest in veterinary joint venture (Note 1)		—		—		(35,000)
Cash paid for investment		(457)		—		—
Proceeds from investments		998		24,878		—
Proceeds from sale of assets		1,369		—		2,336
Cash received from partial surrender of officers' life insurance		2,806		—		—
Net cash used in investing activities		(123,903)		(207,445)		(320,324)
Cash flows from financing activities:						
Borrowings under long-term debt agreements		201,000		273,000		123,000
Repayments of long-term debt		(201,000)		(348,000)		(140,000)
Debt refinancing costs		(3,028)		—		—
Payments for finance lease liabilities		(5,707)		(5,925)		(5,083)
Proceeds from employee stock purchase plan and stock option exercises		3,770		4,223		3,796
Tax withholdings on stock-based awards		(6,289)		(8,650)		(15,555)
Proceeds from issuance of common stock		2,500		—		—
Net cash used in financing activities		(8,754)		(85,352)		(33,842)
Net increase (decrease) in cash, cash equivalents and restricted cash		45,016		(77,078)		(8,163)
Cash, cash equivalents and restricted cash at beginning of year		136,649		213,727		221,890
Cash, cash equivalents and restricted cash at end of year	$	181,665	$	136,649	$	213,727
Supplemental cash flow disclosures:						
Interest paid, net	$	138,618	$	142,114	$	89,285
Capitalized interest	$	729	$	1,260	$	1,480
Income taxes paid	$	34,840	$	32,192	$	14,443
Supplemental non-cash investing and financing activities disclosures:						
Accounts payable and accrued expenses for capital expenditures	$	13,005	$	18,888	$	29,051
Accrued tax withholdings on stock-based awards	$	—	$	809	$	—

See accompanying notes to consolidated financial statements.

PETCO HEALTH AND WELLNESS COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Petco Health and Wellness Company, Inc. (together with its consolidated subsidiaries, the "Company") is a pet specialty retailer focused on improving the lives of pets, pet parents, and its own partners with pet care centers in 50 states, the District of Columbia and Puerto Rico. The Company also offers an expanded range of consumables, supplies, and services through its *www.petco.com* website and mobile app.

The Company was formed as a Delaware limited liability company under the name PET Acquisition LLC on November 19, 2015 as an acquisition entity controlled by Scooby LP, which was indirectly owned by funds affiliated with CVC Capital Partners, Canada Pension Plan Investment Board, a Canadian company (together with CVC Capital Partners, the "Sponsors"), and certain co-investors. On January 26, 2016, the Company completed a merger (the "Acquisition") whereby Petco Holdings, Inc. converted from a Delaware corporation to a Delaware limited liability company and became a wholly owned subsidiary of the Company. Under this ownership structure, the Company had four classes of membership units: (i) Common Series A Units; (ii) Common Series B Units; (iii) Common Series C Units; and (iv) Voting Common Units.

Common Stock

In January 2021, all of the Company's Common Series A Units, Common Series B Units, and Common Series C Units were contributed from Scooby LP to a newly formed and wholly owned subsidiary, Scooby Aggregator, LP. The Company then converted to a Delaware corporation pursuant to a statutory conversion and changed its name to Petco Health and Wellness Company, Inc.

In connection with the conversion and immediately prior to the Company's initial public offering, all outstanding membership units were converted into shares of newly-issued Class A common stock, Class B-1 common stock, and Class B-2 common stock.

The rights of the holders of Class A common stock and Class B-1 common stock are identical in all respects, except that Class B-1 common stock does not vote on the election or removal of the Company's directors. The rights of the holders of Class B-2 common stock differ from the rights of the holders of Class A common stock and Class B-1 common stock in that holders of Class B-2 common stock only possess the right to vote on the election or removal of the Company's directors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Petco Health and Wellness Company, Inc., its wholly owned subsidiaries, and a variable interest entity for which it was the primary beneficiary prior to the transaction described below. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information that is currently available and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to fiscal 2024 refer to the fiscal year that began on February 4, 2024 and ended on February 1, 2025. Fiscal 2024 included 52 weeks, fiscal 2023 included 53 weeks and fiscal 2022 included 52 weeks.

Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. Petco derives substantially all of its revenue in North America and manages its business activities on a consolidated basis, resulting in a single operating and reportable segment. The Company operates as an omnichannel retailer designed to sell pet food, supplies and companion animals, and services to pet parents across pet care center and online channels.

The Company's CODM is its chief executive officer ("CEO"), who assesses performance and decides how to allocate resources based on consolidated net income (loss) that is reported on the consolidated statement of operations. The CODM uses consolidated net income (loss) in deciding how to reinvest profits into the Company, including to its people, technology, and infrastructure.

The measure of segment assets is reported on the consolidated balance sheet as total assets.

Cash and Cash Equivalents

Cash equivalents represent all liquid investments with original maturities of three months or less and include money market mutual funds. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Included in the Company's cash and cash equivalents are credit and debit card receivables from banks, which typically settle within five business days, of $39.6 million and $40.0 million at February 1, 2025 and February 3, 2024, respectively. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to the total amounts reported in the consolidated statements of cash flows. Restricted cash is held in a trust used for certain employee benefit costs.

	February 1, 2025	February 3, 2024
Cash and cash equivalents	$ 165,756	$ 125,428
Restricted cash included in other current assets	15,909	11,221
Total cash, cash equivalents and restricted cash in the statement of cash flows	$ 181,665	$ 136,649

Outstanding checks in excess of funds on deposit (book overdrafts) totaled $23.2 million and $74.4 million at February 1, 2025 and February 3, 2024, respectively, and are reflected in accounts payable and book overdrafts in the consolidated balance sheets.

Vendor Rebates and Allowances

Most of the Company's receivables are due from vendors. Receivables are stated net of an allowance for estimated credit losses, which is determined by continually evaluating individual receivables, the vendor's financial condition and current and expected economic conditions. The additions and deductions to the allowance for estimated credit losses were not material for all periods presented.

The Company receives vendor allowances, primarily in the form of cooperative advertising reimbursements, rebate incentives, prompt purchase discounts, and vendor compliance charges pursuant to agreements with certain vendors. Substantially all vendor allowances are initially deferred as a reduction of the cost of inventory purchased and recorded as a reduction to cost of sales in the consolidated statements of operations as the inventory is sold. Vendor rebates and allowances that are identified as specific, incremental and identifiable costs incurred by the Company in selling the vendors' products are classified as a reduction of selling, general and administrative expenses in the consolidated statements of operations as the costs are incurred, as the related costs are also classified as selling, general and administrative expenses.

Merchandise Inventories

Merchandise inventories represent finished goods and are stated at the lower of cost or net realizable value. Cost is determined by the average-cost method and includes inbound freight charges. Physical inventories are performed on a regular basis at pet care center locations and cycle counts are performed for inventory at distribution centers. During the period between counts at pet care center locations, the Company accrues for estimated losses related to inventory shrinkage based on historical inventory shrinkage results and current trends in the business. Inventory shrinkage may occur due to theft, loss, or the deterioration of goods, among other reasons. The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon historical mark-downs, supply on-hand and assumptions about future sales.

Fixed Assets

Fixed assets are stated at cost or fair value as of the date of the Acquisition less accumulated depreciation and amortization. Pet care center facilities and equipment under finance leases are recorded at the present value of lease payments at the inception of the lease. Maintenance and minor repairs are expensed as incurred.

Buildings, equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful life of the asset. Leasehold and building improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Land is not depreciated. Amortization of fixed assets financed through finance leases is included in depreciation and amortization expense.

The Company's fixed assets are generally depreciated or amortized using the following estimated useful lives:

Buildings	30 years
Equipment	3 to 7 years
Furniture and fixtures	4 to 7 years
Leasehold and building improvements	5 to 10 years

Costs incurred to develop internal-use software during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing, are capitalized and reported at cost, less accumulated amortization. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized, whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Software and capitalized development costs are included in the Company's equipment fixed asset category and are amortized using the straight-line method over the estimated useful life of the asset.

The Company assesses its fixed assets, including internal-use software, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The review of recoverability is based on estimates of the undiscounted future cash flows expected to be generated by an asset (or group of assets) at a pet care center level. If impairment exists due to the inability to recover the asset's carrying value, impairment losses are measured as the amount by which the asset's carrying value exceeds its fair value using the income approach and are recorded as a reduction of the related asset and charged to the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized. The Company performs its annual impairment test during the fourth quarter of each fiscal year, or more frequently when warranted by events or changes in circumstances. The Company has the option to first perform a qualitative assessment of its goodwill to determine whether it is necessary to perform a quantitative impairment test. If the Company concludes it is more likely than not that its goodwill is impaired, management evaluates the recoverability of goodwill by comparing the carrying value of the Company's reporting unit to the fair value. An impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value, with the loss recognized not exceeding the total amount of goodwill allocated to that reporting unit. The Company has one reporting unit. In cases where the quantitative test is performed, the fair value of the Company's reporting unit is estimated by management with the assistance of a third party valuation firm. Significant assumptions used in the determination of fair value of the reporting unit generally include prospective financial information, discount rates, terminal growth rates and earnings multiples.

Trade Name

The Company's trade name has an indefinite life. The Company performs its annual impairment test during the fourth quarter of each fiscal year, or more frequently when warranted by events or changes in circumstances. The Company also has the option to first perform a qualitative assessment of its trade name to determine whether it is necessary to perform a quantitative impairment test. In cases where the quantitative test is performed, the fair value of the Company's trade name is estimated by management with the assistance of a third party valuation firm. Significant assumptions used in the determination of fair value of the trade name generally include prospective financial information, growth rates, discount rates and comparable multiples from publicly traded companies in similar industries. An impairment charge is recorded for the amount by which the carrying amount of the trade name exceeds its fair value.

Joint Ventures, Equity Method Investments, and Variable Interest Entities

Investments for which the Company exercises significant influence but does not have control are accounted for under the equity method. Equity method investment activity is primarily related to a 50% joint venture with Grupo Gigante, S.A.B. de C.V. (the "Mexico joint venture") to establish Petco locations in Mexico. The Company's share of the investee's results is presented as either income or loss from equity method investees in the accompanying consolidated statements of operations.

The equity method of accounting is applicable for the Mexico joint venture as the Company does not own more than 50% of voting power, but has significant influence over the operation and financial policies of the investee. The joint venture is not material to the Company's consolidated financial statements.

The Mexico joint venture purchases certain inventory items and pet care center assets from the Company. The Company also receives royalties from the Mexico joint venture for the use of its trademarks. Revenues generated from these transactions were not material in fiscal 2024, 2023, and 2022. The cumulative unrealized foreign currency adjustment on the translation of the Company's investment in the joint venture is recorded in accumulated other comprehensive income ("AOCI"), net of tax in the consolidated balance sheets.

The Company consolidates variable interest entities ("VIEs") where it has been determined that the Company is the primary beneficiary of those entities' operations. The Company previously held a 50% investment in a joint venture with a domestic partner to build and operate veterinary clinics in Petco locations. The joint venture was a VIE for which the Company was the primary beneficiary. Under the amended agreement, the domestic partner provided certain management and support services to the joint venture. These services included administrative, financial reporting, compliance, and technology support services in connection with the operation and growth of the joint venture. As compensation for these services, the joint venture paid the domestic partner a quarterly joint venture management fee equal to a portion of clinic revenues, subject to a minimum fixed fee. The Company incurred and recorded $0.7 million of joint venture management fees under this agreement in fiscal 2022, which was included in selling, general and administrative expenses in the consolidated statements of operations. In May 2022, the Company completed the purchase of the remaining 50% of the issued and outstanding membership interests of the joint venture, which is now a wholly owned subsidiary of the Company, for cash consideration of $35.0 million. Direct transaction costs related to this purchase were not material.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would conduct a transaction, in addition to the assumptions that market participants would use when pricing the related assets or liabilities, including non-performance risk.

A three-level hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, trade accounts payable, and accrued expenses and other current liabilities approximate fair value based on the short-term maturities of these instruments.

Refer to Notes 7, 8 and 9 for fair value disclosures for the senior secured term credit facilities, derivatives, and other types of assets and liabilities measured at fair value, respectively.

Self-Insurance Reserves

The Company is self-insured for workers' compensation, general, auto liability and employee-related health care benefits, a portion of which is paid by the Company's employees. Additionally, the Company has insurance coverage to limit its exposure above a per occurrence retention limit. These insurance policies have stated maximum coverage limits after which the Company bears the risk of loss. The Company determines the related liabilities using a number of factors including historical experience and trends related to claims and payments, information provided by the Company's insurance brokers and actuaries, an estimate of incurred but not reported claims and industry experience and trends. Estimates of future claim costs for workers' compensation, general, auto liability and employee-related health care benefits are recorded on an undiscounted basis. All estimates of ultimate loss and loss adjustment expense and resulting reserves are subject to inherent variability caused by the nature of the insurance process. The potentially long period of time between the reporting of an occurrence of an incident and the final resolution of a claim and the possible effects of changes in the legal, social and economic environments contribute to this variability. The Company reports self-insurance liabilities gross of insurance recoveries. As of February 1, 2025, insurance recoveries of $6.1 million and $13.2 million were recorded in other current assets and other long-term assets, respectively. As of February 3, 2024, insurance recoveries of $6.5 million and $14.9 million were recorded in other current assets and other long-term assets, respectively.

Self-insurance reserves are reflected in the consolidated balance sheets as follows (in thousands):

	February 1, 2025		February 3, 2024	
Current:				
Workers' compensation and employee-related health care benefits	$	33,564	$	26,996
General and auto liability reserves		6,899		6,703
	$	40,463	$	33,699
Non-current:				
Workers' compensation reserve	$	32,253	$	39,854
General and auto liability reserves		18,550		15,626
	$	50,803	$	55,480

The current portion and non-current portion of self-insurance reserves for workers' compensation and employee-related health care benefits are included in accrued salaries and employee benefits and other long-term liabilities, respectively, in the consolidated balance sheets. The current portion and non-current portion of self-insurance reserves for general and auto liability costs are included in accrued expenses and other liabilities and other long-term liabilities, respectively, in the consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services.

See Note 2 for further discussion on revenue recognition.

Cost of Sales

Cost of sales includes the following types of expenses:

- Direct costs (net of vendor rebates, allowances and discounts for products sold) including inbound freight charges;

- Shipping and handling costs associated with sales to customers;

- Freight costs associated with moving merchandise inventories;

- Inventory shrinkage costs and write-downs;

- Payroll and benefit costs of pet groomers, trainers, veterinarians and other direct costs of services; and

- Costs associated with operating the Company's distribution centers including payroll and benefits, occupancy costs, and depreciation

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following types of expenses:

- Payroll and benefit costs of pet care center and corporate employees;

- Occupancy and operating costs of pet care center and corporate facilities;

- Depreciation and amortization related to pet care center and corporate assets;

- Credit card fees;

- Store pre-opening and remodeling costs;

- Advertising costs; and

- Other selling and administrative costs

Advertising Expenses

The Company records advertising expense as incurred and classifies advertising costs within selling, general and administrative expenses in the consolidated statements of operations. The Company's advertising expenses, net of cooperative advertising reimbursements, were $156.1 million, $194.4 million, and $203.7 million for fiscal 2024, 2023, and 2022, respectively. Vendor cooperative advertising reimbursements were not material in fiscal 2024, 2023 and 2022.

Leases

The majority of the Company's lease liabilities are real estate operating leases from which pet care center, corporate support, and distribution operations are conducted. The Company also leases equipment, vehicles, and certain pet care center locations under finance leases. Lease terms generally do not include options to terminate the lease and only include options to extend the lease, if it is reasonably certain that the option will be exercised. For any lease with an initial term in excess of 12 months, the related lease assets and liabilities are recognized on the consolidated balance sheet as an operating or finance lease at the commencement of the lease agreement. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term.

Operating lease assets represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. The Company uses a collateralized incremental borrowing rate based on the information available at the commencement date to determine the present value of future payments. Operating leases typically require payment of certain non-lease costs, such as real estate taxes, common area maintenance and insurance. These components comprise the majority of the Company's variable lease costs and are excluded from the present value of lease liabilities unless an event occurs that results in the payments becoming fixed for the remaining term. The remaining lease and non-lease components are accounted for together as a single lease component for all underlying classes of assets. Operating lease assets are adjusted for lease incentives, initial direct costs, impairments, and exit or disposal costs.

Operating lease costs are recognized on a straight-line basis from the commencement date to the end of the lease term. Operating lease costs relating to distribution centers are included in cost of sales, and operating lease costs relating to pet care center and corporate support locations are included in selling, general and administrative expenses in the consolidated statements of operations. Amortization on finance lease right-of-use assets relating to distribution centers are included in cost of sales, and amortization on finance lease right-of-use assets relating to pet care center and corporate support locations are included in selling, general and administrative expenses in the consolidated statements of operations. Interest on finance lease right-of-use assets is included in interest expense in the consolidated statements of operations. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company's sublease portfolio consists mainly of operating leases with a domestic partner to operate dog boarding and daycare facilities, which are not material.

The Company records contractual obligations associated with the retirement of long-lived assets at their fair value at the time the obligations are incurred. These obligations arise from certain leases and primarily relate to the cost of removing leasehold improvements and certain fixtures from such lease sites and restoring the sites to their original condition. Upon initial recognition of the liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the estimated useful life of the asset. Activity related to these obligations in fiscal 2024, 2023, and 2022 was not material. The Company's asset retirement obligation was $6.4 million and $5.9 million at February 1, 2025 and February 3, 2024, respectively, and is included in other long-term liabilities in the consolidated balance sheets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Valuation allowances, if any, are recorded against net deferred tax assets when it is considered more likely than not that some portion or all of a deferred tax asset may not be recoverable. Refer to Note 12 for further disclosures of the Company's income taxes.

Management regularly evaluates the likelihood of recognizing the benefit for income tax positions it has taken in various federal and state filings by considering relevant facts, circumstances and information available. The authoritative guidance clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold for recognizing the benefit of a tax position is that such position is more likely than not to be sustained upon examination by the taxing authority, including resolution of any related appeals or litigation processes, and is based on the technical merits of the position.

Equity-Based Compensation

Equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense on a straight-line basis over the vesting period of the award, which is also the requisite service period, based upon the corresponding vesting method and probability of vesting (Note 11). The Company recognizes the effect of pre-vesting forfeitures as they occur.

Derivative Instruments

In November 2022, the Company entered into a series of interest rate cap agreements to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to the three-month Secured Overnight Financing Rate as published by CME Group ("Term SOFR"). The interest rate caps became effective December 30, 2022 and expired on December 31, 2024. The interest rate caps were accounted for as cash flow hedges, and changes in the fair value of the interest rate caps are reported as a component of accumulated other comprehensive income (loss) ("AOCI").

In March 2023, the Company entered into an interest rate collar agreement to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. The interest rate collar became effective March 31, 2023 and expires on March 31, 2026.

In June 2023, the Company entered into an interest rate collar agreement to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. The interest rate collar became effective September 30, 2023 and expires on December 31, 2026.

In December 2023, the Company entered into an interest rate collar agreement to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. The interest rate collar became effective December 31, 2024 and expires on December 31, 2026.

In March 2024, the Company entered into two interest rate collar agreements to limit the maximum interest on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. The interest rate collars became effective on December 31, 2024 and expire on December 31, 2026.

The interest rate collars are accounted for as cash flow hedges, and changes in the fair value of the interest rate collars are reported as a component of AOCI.

In August 2024, the Company entered into an interest rate swap agreement to fix the interest rate on a portion of the Company's variable-rate debt and decrease its exposure to interest rate variability relating to three-month Term SOFR. The interest rate swap became effective September 30, 2024 and expires on December 31, 2026. The interest rate swap is accounted for as a cash flow hedge, and changes in the fair value of the interest rate swap are reported as a component of AOCI.

Refer to Note 8 for further disclosures of the Company's derivative instruments and hedging activities.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides guidance on improvements to reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. Public entities with a single reportable segment must provide all the disclosures required by ASU 2023-07, as well as all existing segment disclosures in accordance with Accounting Standards Codification 280. The Company adopted this ASU on February 4, 2024. The adoption did not have a material impact on the Company's consolidated financial statements, outside of the enhanced disclosures under the "Segment Reporting" header above and Note 15, "*Segment Reporting*".

In December 2023, the FASB issued Accounting Standards Update No. 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency of income tax matters within financial statements. The ASU requires public business entities to disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a specific quantitative threshold. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this accounting standard on the Company's consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03 – Income Statement (Subtopic 220-40): Expense Disaggregation Disclosures, which is intended to improve disclosures on the nature of expenses included in the income statement. The ASU requires additional disclosures about specific expense categories in the notes to financial statements at interim and annual reporting periods, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of this accounting standard on the Company's consolidated financial statements and related disclosures.

2. Revenue Recognition

The Company generates revenue primarily from the sale of products and services. Revenue is recognized when the control of promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. Control refers to the ability of the customer to direct the use of, and obtain substantially all of, the remaining benefits from the goods or services.

Net sales by product type and services were as follows (in thousands):

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Consumables	$ 3,043,178	$ 3,063,845	$ 2,859,602
Supplies and companion animals	2,073,713	2,209,865	2,370,913
Services and other	999,571	981,574	805,452
Net sales	$ 6,116,462	$ 6,255,284	$ 6,035,967

For all contracts with customers, the Company evaluates whether it is the principal (i.e., to report revenue on a gross basis) or agent (i.e., to report revenue on a net basis). Generally, the Company is the principal in its contracts with customers as it controls the related goods or services before they are transferred to the customer.

Revenue from product sales and services is reported net of sales refunds, which includes an estimate of future returns based on historical refund rates, with a corresponding reduction to cost of sales. The Company records a refund liability for sales returns, which is included in accrued expenses and other liabilities, and a corresponding asset for anticipated cost recoveries, which is included in other current assets. The Company's refund liability and expected cost recoveries were not material as of February 1, 2025 and February 3, 2024. There is inherent judgment in estimating future refunds as they are susceptible to factors outside of the Company's influence. The Company has significant experience in estimating the amount of refunds based primarily on historical data.

Revenue is recognized net of applicable sales tax in the consolidated statements of operations. Sales tax liability is included in accrued expenses and other liabilities in the consolidated balance sheets.

The Company's contract liabilities primarily relate to product merchandise not yet delivered to customers, unredeemed gift cards, services not yet completed, and options that provide a material right to customers, such as its customer loyalty program. Substantially all of the Company's remaining performance obligations have an original expected duration of one year or less. The Company did not have any material contract assets as of February 1, 2025 and February 3, 2024.

Product Revenue

Product revenue is recognized when control passes, which generally occurs at a point in time when the customer completes a transaction in a pet care center and receives the merchandise. The Company's payment terms are typically at the point of sale.

For transactions initiated online, customers choose whether to have it delivered to them (using third-party parcel delivery companies) or to collect their merchandise from one of the Company's pet care centers ("buy online, pick up in store," or "BOPUS"). For items delivered directly to the customer, control passes and revenue is recognized when delivery has been completed to the customer, as title has passed and possession has transferred to the customer. For BOPUS sales, control passes and revenue is recognized once the customer has taken possession of the merchandise. Any fees charged to customers for delivery (such as shipping and handling) are a component of the transaction price and are recognized when delivery has been completed. The Company uses delivery information to determine when to recognize revenue for products and any related delivery fee revenue.

Service Revenue

The Company recognizes service revenue from pet grooming, veterinary care, and certain other in-store services once the service is completed, as this is when the customer has the ability to direct the use of and obtain the benefits of the service. Payment terms are typically at the point of sale, but may also occur upon completion of the service. The Company's service contracts are primarily with retail and veterinary customers.

The Company recognizes service revenue from dog training packages ratably over the life of the contract, as this pattern best depicts when customers use the services provided and, accordingly, when delivery of the performance obligation occurs.

Gift Cards

The Company sells its own gift cards to customers in its pet care centers, online, and through select third parties. The Company recognizes revenue from gift cards when gift cards are redeemed by the customer. The Company also recognizes revenue for the portion of gift card values that is not expected to be redeemed ("breakage"). Breakage is estimated based upon historical redemption patterns and other factors, such as laws and regulations applicable to each jurisdiction. There is judgment in assessing redemption patterns and the ultimate value of gift cards that is not expected to be redeemed.

Sales Incentives and Customer Loyalty Program

The Company has a customer loyalty program that allows members to earn points for each qualifying purchase. Points earned enable members to receive a certificate that may be redeemed on future purchases generally within 45 days of the issuance date. The loyalty program points represent customer options that provide a material right and, accordingly, are performance obligations for each applicable contract. The relative standalone selling price of points earned by loyalty program members is deferred and included as part of accrued expenses and other liabilities in the consolidated balance sheets based on the amount of points that are projected to be redeemed, subject to breakage. The Company's contract liabilities for its customer loyalty program were not material as of February 1, 2025 and February 3, 2024. Revenue is recognized for these performance obligations as actual redemptions occur and the Company updates its estimate of the amount of points that are projected to be redeemed. There is judgment in assessing redemption patterns and the ultimate value of points that is not expected to be redeemed.

The Company issues coupons that are not earned in conjunction with a purchase of a product or service, typically as part of targeted marketing activities. Additionally, the Company issues coupons in conjunction with the purchase of products or services. However, these coupons typically do not materially exceed the range of discounts given to similar customers and do not confer a material right. In both of these cases, these are not performance obligations and are instead recognized as a reduction of the transaction price when redeemed by the customer.

The Company sells annual membership plans that include access to benefits such as vet exams, percentage discounts on certain products and services and additional loyalty program points. The Company allocates the transaction price to all performance obligations identified in the contract based on their relative fair values. Performance obligations provided over the term of the contract are recognized as revenue on a usage basis. This involves the estimation of expected usage patterns, primarily derived from historical information.

3. Other Acquisitions

During fiscal 2023 and 2022, the Company completed acquisitions of small, regional veterinary businesses for total consideration of approximately $10.0 million and $9.9 million, respectively. Noncash consideration was not material. Net tangible and identifiable intangible assets acquired and liabilities assumed were not material. The acquisitions resulted in the recognition of $10.0 million and $9.9 million of goodwill, respectively. The tax-deductible portion of goodwill in these acquisitions was $10.0 million and $9.9 million, respectively. There were no acquisitions of veterinary businesses during fiscal 2024.

Pro forma results of operations for the acquisitions have not been presented because they are not material to the consolidated results of operations.

4. Composition of Balance Sheet Accounts

Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	February 1, 2025		February 3, 2024
Equipment	$ 1,046,993	$	978,242
Leasehold improvements	779,757		753,160
Furniture and fixtures	426,113		428,561
Buildings and related improvements	12,816		12,816
Land	236		236
	2,265,915		2,173,015
Less accumulated depreciation	(1,540,477)		(1,356,648)
	$ 725,438	$	816,367

The Company's depreciation and amortization expense for fixed assets, net was $199.2 million, $201.0 million, and $193.9 million for fiscal 2024, 2023 and 2022, respectively.

Accrued Salaries and Employee Benefits

Accrued salaries and employee benefits consisted of the following (in thousands):

	February 1, 2025		February 3, 2024
Accrued compensation and related taxes	$ 101,548	$	55,358
Self-insurance reserves	33,564		26,996
Accrued paid time-off	22,348		18,911
	$ 157,460	$	101,265

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	February 1, 2025		February 3, 2024
Deferred revenue	$ 29,564	$	33,523
Accrued real estate taxes	28,079		28,843
Sales taxes payable	15,883		21,241
Accrued advertising	12,844		15,079
Accrued capital expenditures	12,268		18,888
Other accrued expenses and liabilities	78,441		82,704
	$ 177,079	$	200,278

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	February 1, 2025	February 3, 2024
Self-insurance reserves	$ 50,803	$ 55,480
Finance leases	8,447	8,210
Other liabilities	49,378	57,423
	$ 108,628	$ 121,113

5. Leases

Lease assets and liabilities are reflected in the Company's consolidated balance sheets as follows (in thousands):

Leases	Balance sheet location	February 1, 2025	February 3, 2024
Assets			
Operating leases	Operating lease right-of-use assets	$ 1,302,346	$ 1,384,050
Finance leases	Fixed assets, net(1)	10,131	19,394
Total lease assets		$ 1,312,477	$ 1,403,444
Liabilities			
Current			
Operating leases	Current portion of operating lease liabilities	$ 306,400	$ 310,507
Finance leases	Current portion of long-term debt and other lease liabilities	5,346	15,962
Non-current			
Operating leases	Operating lease liabilities, excluding current portion	1,037,206	1,116,615
Finance leases	Other long-term liabilities	8,447	8,210
Total lease liabilities		$ 1,357,399	$ 1,451,294

(1)   Finance lease right-of-use assets are recorded net of accumulated amortization of $26.1 million and $25.9 million as of February 1, 2025 and February 3, 2024, respectively.

The components of total lease cost are as follows (in thousands):

	Fiscal years ended		
	February 1, 2025 (52 weeks)	February 3, 2024 (53 weeks)	January 28, 2023 (52 weeks)
Operating lease cost	$ 414,396	$ 429,056	$ 422,792
Finance lease cost:			
Amortization of right-of-use lease assets	4,524	5,838	5,660
Interest on lease liabilities	884	1,250	1,329
Variable lease cost	128,716	119,361	110,335
Sublease income	(1,508)	(2,241)	(2,810)
Total lease cost	$ 547,012	$ 553,264	$ 537,306

Other information for the Company's leases is as follows (in thousands):

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 418,219	$ 446,981	$ 386,259
Operating cash flows from finance leases	$ 788	$ 1,267	$ 1,349
Financing cash flows from finance leases	$ 5,707	$ 5,925	$ 5,083
Lease assets obtained in exchange for lease liabilities:			
Operating leases	$ 223,541	$ 298,672	$ 363,311
Finance leases	$ 7,516	$ 712	$ 4,784

	February 1, 2025	February 3, 2024
Weighted average remaining lease term:		
Operating leases	5.7 years	6.0 years
Finance leases	2.4 years	2.3 years
Weighted average discount rate:		
Operating leases	8.1%	8.2%
Finance leases	6.0%	4.7%

At February 1, 2025, the maturities of the Company's operating and finance lease liabilities were as follows (in thousands):

Fiscal years	Operating leases	Finance leases
2025	371,566	6,130
2026	351,928	4,714
2027	276,445	2,495
2028	206,384	1,010
2029	150,421	539
Thereafter	324,029	493
Total lease payments	$ 1,680,773	$ 15,381
Less imputed interest	(337,167)	(1,588)
Present value of lease payments	1,343,606	13,793
Less current portion	(306,400)	(5,346)
Lease liabilities, excluding current portion	$ 1,037,206	$ 8,447

6. Goodwill

The changes in the carrying amount of the Company's goodwill were as follows (in thousands):

	February 1, 2025	February 3, 2024
Beginning balance	$ 980,297	$ 2,193,941
Activity from acquisitions and divestiture	(233)	8,880
Impairment	—	(1,222,524)
Ending balance	$ 980,064	$ 980,297

The Company has one reporting unit. The Company performs its annual impairment test during the fourth quarter of each fiscal year or more frequently when warranted by events or changes in circumstances.

During the third quarter of fiscal 2023, the Company concluded that indicators of impairment existed due to declines in the Company's share price, as well as macroeconomic conditions, and performed an interim quantitative impairment test. The fair value of the Company's reporting unit was estimated by management with the assistance of a third-party valuation specialist. Fair value estimates used in the quantitative impairment test were calculated using a combination of discounted cash flow analysis and a public company analysis. The discounted cash flow analysis measures the value of an asset by the present value of its future estimated cash flows. The Company makes estimates and assumptions about sales, gross margins, selling, general and administrative percentages and profit margins, based on budgets and forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. The public company analysis analyzes transactional and financial data of publicly traded companies to develop valuation multiples. These multiples are then applied to the Company to develop an indication of fair value.

Significant assumptions used in the determination of fair value of the reporting unit generally include prospective financial information, discount rates, terminal growth rates and earnings multiples. The discounted cash flow model used to determine the fair value of the reporting unit during the third quarter of fiscal 2023 reflected the Company's most recent cash flow projections, a discount rate of 16.4% and a terminal growth rate of 3%.

As a result of the impairment test, the Company concluded that the carrying value of the Company's reporting unit exceeded its fair value and recorded a pre-tax goodwill impairment charge of $1,222.5 million during the third quarter of fiscal 2023. This charge was recorded in goodwill impairment in the consolidated statements of operations. During the fourth quarter of fiscal 2023, the Company concluded that the fair value of its reporting unit was greater than its carrying amount, and therefore no additional goodwill impairment charge was recorded.

During the first quarter of fiscal 2024, due to declines in the Company's share price, the Company performed an interim impairment test. As the estimated fair value of the Company's reporting unit was in excess of its carrying value, the Company concluded that goodwill was not impaired during the first quarter of fiscal 2024. The fair value of the Company's reporting unit was based upon an equal weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. The discounted cash flow model used to determine the fair value of the reporting unit during the first quarter of fiscal 2024 reflected the Company's most recent cash flow projections, a discount rate of 13.2%, and a terminal growth rate of 3%.

During the fourth quarter of fiscal 2024, the Company concluded that the fair value of its reporting unit was greater than its carrying amount, and therefore no goodwill impairment charge was recorded. The reporting unit fair value measurement is classified as Level 3 in the fair value hierarchy because it involves significant unobservable inputs.

7. Senior Secured Credit Facilities

On March 4, 2021, the Company entered into a $1,700.0 million secured term loan facility maturing on March 4, 2028 (the "First Lien Term Loan") and a secured asset-based revolving credit facility with availability of up to $500.0 million, subject to a borrowing base, originally maturing on March 4, 2026 (as amended from time to time, the "ABL Revolving Credit Facility"). In March 2024, the Company amended the ABL Revolving Credit Facility, which now consists of two tranches, to increase its total availability from $500.0 million to $581.0 million and extend the maturity on a portion of this availability. The first tranche has availability of up to $35.0 million, subject to a borrowing base, maturing on March 4, 2026. The second tranche has availability of up to $546.0 million, subject to a borrowing base, maturing on March 29, 2029. Interest on the ABL Revolving Credit Facility is now based on, at the Company's option, either the base rate subject to a 1% floor, or Term SOFR subject to a floor of 0%, plus an applicable margin. All other key terms of the ABL Revolving Credit Facility remained unchanged.

The Company's obligations under the First Lien Term Loan and ABL Revolving Credit Facility are secured by substantially all of the personal property assets of the Company with differing priority rights to the various personal property assets ascribed to each facility. The credit facility agreements, while not identical, contain certain affirmative and negative covenants related to indebtedness, liens, fundamental changes in the business, investments, restricted payments and agreements and a fixed charge coverage ratio, among other things. As of February 1, 2025, the Company was in compliance with its covenants on the agreements.

The credit agreements governing the First Lien Term Loan and ABL Revolving Credit Facility contain customary default provisions including, among others, the failure to make payments when due, defaults under other material indebtedness, non-compliance with covenants, change of control and bankruptcy, the occurrence of any of which would limit the Company's ability to draw on the ABL Revolving Credit Facility and could result in the applicable lenders under the First Lien Term Loan and ABL Revolving Credit Facility accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder.

Term Loan Facilities

On December 12, 2022, the Company amended the First Lien Term Loan to replace the LIBOR-based rate with a SOFR-based rate as the interest rate benchmark. Interest on the First Lien Term Loan is based on, at the Company's option, either a base rate or Term SOFR plus the credit spread adjustment recommended by the Alternative Reference Rates Committee ("Adjusted Term SOFR"), subject to a 0.75% floor, payable upon maturity of the SOFR contract, in either case plus the applicable rate. The base rate is the greater of the bank prime rate, federal funds effective rate plus 0.5% or Adjusted Term SOFR plus 1.0%. The applicable rate is 2.25% per annum for a base rate loan or 3.25% per annum for an Adjusted Term SOFR loan. Principal and interest payments commenced on June 30, 2021. Principal payments are normally $4.25 million quarterly.

The Company voluntarily repaid $35.0 million, $25.0 million and $15.0 million of the principal of the First Lien Term Loan using existing cash on hand in March 2023, May 2023, and August 2023, respectively. The repayments were applied to the remaining principal payments in order of scheduled payment date and, as a result, the entire remaining balance was included in senior secured credit facilities, net, excluding current portion in the consolidated balance sheets as of February 3, 2024 and February 1, 2025. The Company accounted for the repayments as partial extinguishments and recognized losses on debt extinguishment of $0.9 million during fiscal 2023. The next scheduled principal payment is expected to occur in fiscal 2027.

As of February 1, 2025, the outstanding principal balance of the First Lien Term Loan was $1,595.3 million ($1,582.5 million, net of the unamortized discount and debt issuance costs). As of February 3, 2024, the outstanding principal balance of the First Lien Term Loan was $1,595.3 million ($1,578.6 million, net of the unamortized discount and debt issuance costs). The weighted average interest rate on the borrowings outstanding was 7.9% and 9.0% as of February 1, 2025 and February 3, 2024, respectively. Debt issuance costs are being amortized over the contractual term to interest expense using the effective interest rate in effect at issuance. As of February 1, 2025 and February 3, 2024, the estimated fair value of the First Lien Term Loan was approximately $1,529.5 million and $1,497.6 million, respectively, based upon Level 2 fair value hierarchy inputs (Note 1).

Revolving Credit Facilities

In March 2024, the Company amended the ABL Revolving Credit Facility to increase its total availability and extend the maturity on a portion of the availability. Fees of $3.0 million relating to the Company's entry into the amendment were capitalized as debt issuance costs. These fees consisted of arranger fees and other third-party expenses. The unamortized portion of the debt issuance costs of the ABL Revolving Credit Facility previously capitalized is being amortized over the amended contractual term.

As of February 1, 2025 and February 3, 2024, no amounts were outstanding under the ABL Revolving Credit Facility. At February 1, 2025, $515.6 million was available under the ABL Revolving Credit Facility, which is net of $58.4 million of outstanding letters of credit issued in the normal course of business and a $7.0 million borrowing base reduction for a shortfall in qualifying assets. Unamortized debt issuance costs of $4.4 million and $2.4 million relating to the ABL Revolving Credit Facility were outstanding and were being amortized using the straight-line method over the remaining term of the agreement as of February 1, 2025 and February 3, 2024, respectively.

The ABL Revolving Credit Facility has availability up to $581.0 million, and a $150.0 million letter of credit sub-facility. The availability is limited to a borrowing base, which allows borrowings of up to 90% of eligible accounts receivable plus 90% of the net orderly liquidation value of eligible inventory plus up to $50.0 million of qualified cash of the Company to which the Company and guarantors have no access, less reserves as determined by the administrative agent. Letters of credit reduce the amount available to borrow under the ABL Revolving Credit Facility by their face value.

Prior to the March 2024 amendment, interest on the ABL Revolving Credit Facility was based on, at the Company's option, either the base rate or Adjusted Term SOFR subject to a floor of 0%, in either case, plus an applicable margin. Following the March 2024 amendment, interest on the ABL Revolving Credit Facility is now based on, at the Company's option, either the base rate subject to a 1% floor, or Term SOFR subject to a floor of 0%, plus an applicable margin. The applicable margin is currently equal to 25 basis points in the case of base rate loans and 125 basis points in the case of Term SOFR loans.

The applicable margin is adjusted quarterly based on the average historical excess availability as a percentage of the Line Cap, which represents the lesser of the aggregate ABL Revolving Credit Facility and the borrowing base, as follows:

Average Historical Excess Availability	Applicable Margin for Term SOFR Loans	Applicable Margin for Base Rate Loans
Less than 33.3% of the Line Cap	1.75%	0.75%
Less than 66.7% but greater than or equal to 33.3% of the Line Cap	1.50%	0.50%
Greater than or equal to 66.7% of the Line Cap	1.25%	0.25%

The ABL Revolving Credit Facility is subject to an unused commitment fee. If the actual daily utilized portion exceeds 50%, the unused commitment fee is 0.25%. Otherwise, the unused commitment fee is 0.375% and is not dependent upon excess availability.

8. Derivative Instruments

The Company's interest rate swap, caps and collars are accounted for as cash flow hedges because they are expected to be highly effective in hedging variable rate interest payments. Changes in the fair value of the cash flow hedges are reported as a component of AOCI. As of February 1, 2025, AOCI included unrealized gains of $0.4 million ($0.3 million, net of tax). As of February 3, 2024, AOCI included unrealized losses of $2.2 million ($1.7 million, net of tax). Approximately $3.1 million and $0.5 million of pre-tax gains, and $0.2 million of pre-tax losses deferred in AOCI were reclassified to interest expense during fiscal 2024, fiscal 2023, and fiscal 2022, respectively. The Company currently estimates that $0.7 million of losses related to trade date costs on its cash flow hedges that are currently deferred in AOCI will be reclassified to interest expense in the consolidated statement of operations within the next twelve months. This estimate could vary based on actual amounts as a result of changes in market conditions. The estimated fair value of the cash flow hedges are based upon Level 2 fair value hierarchy inputs (Note 1).

The cash flow hedges are reflected in the Company's consolidated balance sheets as follows (in thousands):

Assets (Liabilities)	Balance sheet location	February 1, 2025		February 3, 2024	
Current asset portion of cash flow hedges	Other current assets	$	1,194	$	2,259
Non-current asset portion of cash flow hedges	Other long-term assets		746		—
Current liability portion of cash flow hedges	Accrued expenses and other liabilities		(107)		(124)
Non-current liability portion of cash flow hedges	Other long-term liabilities		(554)		(3,067)
Total cash flow hedges		$	1,279	$	(932)

Although the Company is exposed to credit loss in the event of nonperformance by its counterparties, credit risk is considered limited due to the credit ratings of the counterparties and the use of a master netting agreement, which permits the netting of derivative payables and receivables. The Company has not historically incurred and does not expect to incur in the future any losses as a result of counterparty default. The notional amount of the Company's outstanding derivatives is not an indicator of the magnitude of potential exposure.

The cash flow hedge agreements contain provisions that would be triggered in the event the Company defaults on its debt agreements (Note 7), which in turn could impact the assessment of hedge effectiveness or cause termination of the underlying cash flow hedge agreements. As of February 1, 2025, no events of default have occurred. There is no collateral posting requirement outside the provisions in the debt agreements.

9. Fair Value Measurements

Assets and Liabilities Measured on a Recurring Basis

The following table presents information about assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	February 1, 2025		
	Level 1	Level 2	Level 3
Assets (liabilities):			
Money market mutual funds	$ 127,109	$ —	$ —
Investments of officers' life insurance	$ —	$ 14,630	$ —
Non-qualified deferred compensation plan	$ —	$ (13,996)	$ —

	February 3, 2024		
	Level 1	Level 2	Level 3
Assets (liabilities):			
Money market mutual funds	$ 80,186	$ —	$ —
Investments of officers' life insurance	$ —	$ 14,945	$ —
Non-qualified deferred compensation plan	$ —	$ (20,355)	$ —

The fair value of money market mutual funds is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market. Money market mutual funds included in the Company's cash and cash equivalents were $111.5 million and $69.6 million as of February 1, 2025 and February 3, 2024, respectively. Also included in the Company's money market mutual funds balances were $15.6 million and

$10.6 million as of February 1, 2025 and February 3, 2024, respectively, which relate to the Company's restricted cash, and are included in other current assets in the consolidated balance sheets.

The Company maintains a deferred compensation plan for key executives and other members of management, which is funded by investments in officers' life insurance. The fair value of this obligation is based on participants' elected investments, which reflect the closing market prices of similar assets.

The Company previously held shares of Rover Group, Inc. ("Rover") Class A common stock. The Company remeasured the fair value of its investment on a quarterly basis, and the resulting gains or losses were included in other non-operating income in the consolidated statements of operations. In April 2023, the Company sold its interest in Rover Class A common stock to a buyer at a price determined based on the daily volume weighted average price, in addition to a premium, over an agreed upon period. The Company's interest in the unsettled cash proceeds were remeasured at fair value at each reporting period, and the resulting gains or losses were included in other non-operating income in the consolidated statements of operations.

In February 2022, the Company amended a collaboration agreement with a vendor, and as part of the amendment the Company was granted a right to receive equity and warrants for common shares of the vendor that is subject to certain performance conditions and other contingencies. The warrants were exercised in July 2024, following the satisfaction of the related performance conditions and contingencies. Cash consideration for the exercise of the warrants was de minimis. The Company's interest is accounted for as an investment in an equity security without a readily determinable fair value. When an upward or downward adjustment occurs, the resulting gains or losses are included in other non-operating income in the consolidated statements of operations.

Assets Measured on a Non-Recurring Basis

The Company's non-financial assets, which primarily consist of goodwill, other intangible assets, fixed assets and equity and other investments, are reported at carrying value, or at fair value as of the date of the Company's acquisition of Petco Holdings, Inc. LLC on January 26, 2016, and are not required to be measured at fair value on a recurring basis. However, on a periodic basis (at least annually for goodwill and indefinite-lived intangibles or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable), non-financial assets are assessed for impairment. If impaired, the carrying values of the assets are written down to fair value using Level 3 inputs.

The Company's trade name has an indefinite life. The Company performs its annual impairment test during the fourth quarter of each fiscal year, or more frequently when warranted by events or changes in circumstances. During the third quarter of fiscal 2023 and the first quarter of fiscal 2024, the Company performed interim impairment tests of its goodwill and indefinite-lived trade name due to declines in the Company's share price. Refer to Note 6 for further discussion of the results of interim impairment testing performed on the Company's goodwill.

During the third quarter of fiscal 2023, the Company concluded that the fair value of its trade name exceeded its carrying value, and therefore no trade name impairment charge was recorded. The fair value of the Company's trade name was estimated by management with the assistance of a third-party valuation specialist using the relief from royalty valuation method, which estimates the hypothetical royalties that would have to be paid if the trade name was not owned. The fair value of the Company's trade name reflected the Company's most recent revenue projections at the time of the analysis, a discount rate of 17.4% and a terminal growth rate of 3%.

During the first quarter of fiscal 2024, the Company concluded that the fair value of its trade name exceeded its carrying value, and therefore no trade name impairment charge was recorded. The fair value of the Company's trade name was estimated by management using the relief from royalty valuation method. The fair value of the Company's trade name reflected the Company's most recent revenue projections at the time of the analysis, a discount rate of 14.2% and a terminal growth rate of 3%.

In fiscal 2024, 2023, and 2022, the Company concluded that the fair value of its trade name was greater than its carrying amount, and therefore no tradename impairment charge was recorded. There were no indications of impairment of the Company's other intangible assets or equity and other investments in fiscal 2024, 2023, and 2022.

The Company recorded fixed asset and right-of-use asset impairment charges of $8.4 million, $2.7 million $2.2 million in fiscal years 2024, 2023, and 2022, respectively. Impairment charges are primarily related to pet care center locations and are recorded in selling, general and administrative expense in the accompanying consolidated statements of operations.

10. Employee Benefit Plans

The Company has employee savings plans that permits eligible participants to make contributions by salary reduction pursuant to either section 401(k) of the Internal Revenue Code or under the Company's non-qualified deferred compensation plan.

Prior to January 1, 2025, the Company generally matched 100% of the first 1% plus 50% of the next 5% of compensation contributed by each participating employee to the 401(k) plan. For eligible participants that held positions as director and above, the Company matched, at its discretion, 100% of the first 1% plus 50% of the next 2% of compensation that was contributed by each participating employee to the plan. The Company match was subject to a 3-year vesting schedule. Employees were required to complete six months of service with the Company to participate in the plan.

Effective January 1, 2025, the Company converted its 401(k) plan to a safe harbor plan. The Company generally matches 100% of the first 3% plus 50% of the next 2% of compensation that is contributed by each participating employee to the plan. Plan contributions are 100% vested at all times in both employee contributions and the safe harbor matching contributions made by the Company. Employees are required to complete 30 days of service with the Company to participate in the plan.

Under the Company's non-qualified deferred compensation plan, the Company matches 50% of the first 6% of compensation contributed by each participating employee to the plan from the date of eligibility until the point of time that the participating employee is eligible to participate in the Company's 401(k) plan. Once a participating employee is eligible to participate in the 401(k) plan, the Company match is 50% of the first 3% of compensation contributed by the employee to the plan.

In connection with the required matches, Company contributions to the plans were $11.9 million, $12.1 million, and $10.7 million for fiscal years 2024, 2023, and 2022, respectively.

11. Stockholders' Equity

Equity-based compensation awards under the Company's current equity incentive plan (as amended, the "2021 Equity Incentive Plan") include restricted stock units ("RSUs," which include performance-based stock units), restricted stock awards ("RSAs"), non-qualified stock options, and other equity compensation awards. In addition, the Company has made equity-based compensation awards of RSUs and non-qualified stock options outside of the 2021 Equity Incentive Plan as employment inducement awards (collectively, the "Inducement Awards"). The Company also has an employee stock purchase plan ("ESPP").

The Company issues new shares of Class A common stock upon exercise of stock options and the vesting of restricted stock units. As of February 1, 2025, there were 37.0 million shares of Class A common stock available for issuance pursuant to future equity-based compensation awards under the 2021 Equity Incentive Plan and 24.0 million shares of Class A common stock available for issuance pursuant to future equity-based employment inducement awards.

The Company's controlling parent, Scooby LP, also maintains an incentive plan (the "2016 Incentive Plan") under which it has awarded partnership unit awards to certain current and former employees, consultants, and non-employee directors of the Company that are restricted profit interests in Scooby LP subject to a distribution threshold ("Series C Units").

The following table summarizes the Company's equity-based compensation expense by award type (in thousands):

	Fiscal years ended					
	February 1, 2025		**February 3, 2024**		**January 28, 2023**	
	(52 weeks)		**(53 weeks)**		**(52 weeks)**	
RSUs and RSAs	$	34,726	$	57,619	$	38,146
Options		12,231		16,586		9,418
ESPP		1,838		1,474		1,274
Other awards		1,417		6,180		11,946
Total equity-based compensation expense	$	50,212	$	81,859	$	60,784
Total related tax benefit	$	7,341	$	11,473	$	8,160

RSUs and RSAs

The Company has time-vested RSUs, performance-based RSUs, and market-based RSUs. Time-vested RSUs are awarded to eligible employees and non-employee directors and entitle the grantee to receive shares of Class A common stock at the end of a vesting period, subject solely to the individual's continued employment or service as a director. In most cases, 34% of the units becomes vested on the anniversary of the grant date, followed by 16.5% of the units in four equal semi-annual installments thereafter. Performance-based RSUs are awarded to eligible employees and entitle the grantee to receive shares of Class A common stock if the Company achieves specified performance goals during the performance period and the grantee remains employed through the vesting period. Market-based RSUs are awarded to eligible employees and entitle the grantee to receive shares of Class A common stock if the total shareholder return goals are achieved and the grantee remains employed through the vesting period.

RSU activity under the 2021 Equity Incentive Plan was as follows (in thousands, except per share and contractual life amounts):

	Shares		Weighted average grant date fair value per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value	
Nonvested, February 3, 2024	9,618	$	10.87	0.9	$	23,852
Granted	15,222		2.25			
Vested and delivered	(6,013)		8.86			
Forfeited/expired	(6,647)		5.42			
Nonvested, February 1, 2025	12,180	$	3.94	1.4	$	41,656

As of February 1, 2025, unrecognized compensation expense related to unvested RSUs was $34.6 million, which is expected to be recognized over a weighted average period of approximately 2.0 years.

RSA activity has not been material and relates to an RSA of Class A common stock granted to an executive in March 2021. For this grant, 50% of the RSA vested on each of the first two anniversaries of the grant date.

Options

The Company provides stock option grants, which are time-vested, as a form of employee compensation. In most cases, 34% of the options generally becomes vested on the anniversary of the grant date, followed by 16.5% of the options in four equal semi-annual installments thereafter. Stock options generally expire 10 years from the grant date.

Stock option activity under the 2021 Equity Incentive Plan was as follows (in thousands, except per share and contractual life amounts):

	Shares subject to options		Weighted average exercise price per share	Weighted average remaining contractual life (years)		Aggregate intrinsic value
Outstanding, February 3, 2024	6,310	$	14.26	8.0	$	-
Granted	15,213		5.62			
Exercised	—		—			
Forfeited/expired	(9,838)		8.08			
Outstanding, February 1, 2025	11,685	$	6.99	8.8	$	-
Exercisable, February 1, 2025	5,740	$	7.55	8.2	$	-

No stock option awards were granted in fiscal 2023. The fair value of stock option awards granted in fiscal 2024 and 2022 was estimated at the grant dates using the Black-Scholes option pricing model with the following assumptions:

	Fiscal year ended February 1, 2025 (52 weeks)	Fiscal year ended January 28, 2023 (52 weeks)
Dividend yield	0.0%	0.0%
Expected volatility (1)	59.1% - 66.1%	38.0% - 48.4%
Risk-free interest rate (2)	4.1% - 4.5%	2.8% - 3.6%
Expected term (3)	5.1 to 7.5 years	5.8 to 5.9 years
Grant date fair value per share	$2.11 - $3.58	$10.98 - $21.06
Estimated fair value per option granted	$0.72 - $2.20	$5.46 - $8.64

(1) Starting in fiscal 2024, the expected volatility was estimated based on the historical volatility of the Company for a term consistent with the expected term of the stock options. Prior to fiscal 2024, the expected volatility was estimated based on the historical volatility of a select peer group of similar publicly traded companies.

(2) The risk-free interest rates were based on the U.S. Treasury constant maturity interest rate for a term consistent with the expected term of the stock options.

(3) The expected term of the stock options represents the estimated period of time until exercise and was calculated using the simplified method.

As of February 1, 2025, unrecognized compensation expense related to unvested options was $9.8 million, which is expected to be recognized over a weighted average period of approximately 2.4 years.

ESPP

The ESPP allows eligible employees to contribute up to 15% of their base earnings towards purchases of Class A common stock, subject to an annual maximum. The purchase price will be 85% of the lower of (i) the fair market value of the stock on the associated lookback date and (ii) the fair market value of the stock on the last day of the related purchase period. As of February 1, 2025, 4.3 million shares of Class A common stock were available for issuance under the ESPP.

Other Awards

Other awards primarily consist of partnership unit awards ("Series C Units") issued by Scooby LP to eligible employees, consultants, and non-employee directors of the Company under the 2016 Incentive Plan, which was established in connection with the Acquisition. Series C Unit awards are restricted profit interests in Scooby LP subject to a distribution threshold and have generally been issued in the form of time-based units that vest in three to five equal annual installments following the grant date. In addition to acceleration upon a change in control, a portion of grantees' Series C Units may vest upon certain levels of direct or indirect sales by Scooby LP of the Company's Class A common stock, and all unvested Series C Units will fully accelerate in the event Scooby LP sells 90% of its direct or indirect holdings of the Company's Class A common stock. No additional Series C Units have been or will be awarded following the Company's initial public offering.

Series C Unit activity under the 2016 Incentive Plan was as follows (in thousands):

	Units
Outstanding, February 3, 2024	198,145
Granted	—
Forfeited	(5,310)
Outstanding, February 1, 2025	192,835
Vested, February 1, 2025	189,904

Charges with respect to awards issued pursuant to the 2016 Incentive Plan are reflected in the Company's consolidated financial statements. Compensation expense related to Series C Units is generally not tax deductible.

As of February 1, 2025, unrecognized compensation expense related to the unvested portion of Scooby LP's Series C Units was $0.4 million, which is expected to be recognized over a weighted average period of 0.4 years.

(Loss) Income Per Share

Shares of Class A common stock and Class B-1 common stock participate equally in the earnings and losses of the Company and have identical rights in distribution. Basic net income (loss) per Class A and B-1 common share is based on the weighted-average Class A and B-1 common shares outstanding during the relevant period. Diluted net income (loss) per Class A and B-1 common share is based on the weighted-average Class A and B-1 common shares outstanding during the relevant period adjusted for the effect of potentially dilutive securities.

Potentially dilutive securities include potential Class A common shares related to outstanding stock options and unvested RSUs, calculated using the treasury stock method. The calculation of diluted shares outstanding excludes options and RSUs where the combination of the exercise price (in the case of options) and the associated unrecognized compensation expense is greater than the average market price of Class A common shares because the inclusion of these securities would be antidilutive.

In fiscal 2024 and 2023, all outstanding stock options and unvested RSUs were excluded from the calculation of diluted loss per Class A and B-1 common share, as their effect would be antidilutive in a net loss period. In fiscal 2022, there were approximately 6.7 million potential shares that were anti-dilutive and excluded from the computation of diluted shares outstanding.

Shares of Class B-2 common stock are not included in the calculation of net income (loss) per share as they only possess voting rights. Unvested RSUs contain forfeitable rights to dividend equivalent units if dividends are paid to holders of Class A and B-1 common stock. Because the dividend equivalent units are forfeitable, unvested RSUs are not considered participating securities.

12. Income Taxes

Income tax (benefit) expense consisted of the following (in thousands):

	Fiscal years ended					
	February 1, 2025 (52 weeks)		February 3, 2024 (53 weeks)		January 28, 2023 (52 weeks)	
Current:						
Federal	$	15,971	$	23,321	$	23,141
State		5,204		2,615		13,099
Foreign		1,836		—		—
	$	23,011	$	25,936	$	36,240
Deferred:						
Federal	$	(26,094)	$	(41,684)	$	4,649
State		(4,398)		(11,865)		(5,542)
Foreign		—		—		—
	$	(30,492)	$	(53,549)	$	(893)
Income tax (benefit) expense	$	(7,481)	$	(27,613)	$	35,347

A reconciliation of income tax (benefit) expense at the federal statutory rate with the provision for income taxes is as follows (in thousands):

	Fiscal years ended					
	February 1, 2025 (52 weeks)		February 3, 2024 (53 weeks)		January 28, 2023 (52 weeks)	
Income tax (benefit) expense at federal statutory rate	(23,258)	21.0%	$(274,642)	21.0%	$26,490	21.0%
Non-deductible expenses	1,524	(1.4)	(26)	0.0	2,035	1.9
Impairment (1)	46	(0.1)	242,819	(18.6)	—	—
Equity compensation	13,982	(12.6)	16,493	(1.3)	6,754	5.4
State taxes, net of federal tax benefit	(1,880)	1.7	(11,228)	0.9	4,289	3.1
Foreign tax	1,836	(1.6)	—	—	—	—
Tax credits	(3,800)	3.4	(3,800)	0.3	(3,800)	(3.0)
Uncertain tax positions	1,808	(1.6)	1,829	(0.1)	1,142	0.9
Other, net	2,261	(2.0)	942	(0.1)	(1,563)	(1.3)
	$ (7,481)	6.8%	$ (27,613)	2.1%	$35,347	28.0%

(1)   Impairment represents adjustments for the non-deductible component of goodwill impairment.

The effective tax rate is driven by income earned in various taxing jurisdictions, including U.S. states, and the statutory tax rates imposed by those jurisdictions, as well as permanent differences including nondeductible equity compensation, goodwill impairment charges, and tax credits.

Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	February 1, 2025		February 3, 2024	
Deferred tax assets:				
Inventory	$	26,215	$	29,164
Accrued employee benefits		34,917		29,336
Net operating losses, state tax credit carryforwards		11,156		7,800
Interest expense limitation carry-forward under IRC §163(j)		71,098		49,888
Capitalized research and experimental costs		25,397		23,416
Lease-related items		346,120		368,278
Other		7,580		1,178
Total deferred tax assets		522,483		509,060
Valuation allowance		(1,920)		(2,163)
Net deferred tax assets		520,563		506,897
Deferred tax liabilities:				
Fixed assets		(113,955)		(119,931)
Intangible assets		(253,749)		(248,602)
Debt restructuring		(1,238)		(1,475)
Lease-related items		(336,050)		(357,743)
Investments in joint ventures		(31,308)		(28,396)
Other		(1,975)		(2,379)
Total deferred tax liabilities		(738,275)		(758,526)
	$	(217,712)	$	(251,629)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. With the exception to certain state net operating losses discussed below, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. This is based upon future reversals of existing taxable temporary differences over the periods in which the deferred tax assets are deductible.

As of February 1, 2025, the Company has recorded a deferred tax asset of $4.1 million reflecting the benefit of $76.6 million in state income tax net operating loss carryforwards, which will begin to expire in fiscal 2025. The Company believes that it is more likely than not that a portion of the state net operating loss carryforward will not be realized and recorded a valuation allowance of $1.9 million on the deferred tax asset related to these state net operating loss carryforwards as of February 1, 2025. The valuation allowance decreased by $0.3 million as compared to the prior year due to the expiration of statutes of limitations. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets is accounted for as a reduction of income tax expense.

The Company has recorded a net deferred tax asset of $7.1 million reflecting the gross benefit of state income tax credits totaling $0.3 million and $8.7 million in Georgia and California, respectively. The Georgia credits will begin to expire in 2025. The California credits have an unlimited carryforward period.

The Company's interest expense carryforward of $243.5 million has an unlimited carryforward period.

Reserves are established when positions are "more likely than not" to not be sustained if challenged. Reserves are adjusted at each reporting period to reflect the impact of audit settlements, expiration of statutes of limitation, developments in the tax law and ongoing discussions with the tax authorities. Accrued interest and penalties associated with uncertain tax positions are recognized as part of the income tax provision.

The Company has approximately $16.4 million of unrecognized tax benefits as of February 1, 2025, of which $4.2 million, if recognized, would impact the effective tax rate and $12.2 million would result in an adjustment to the net deferred tax liability.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, is as follows (in thousands):

	February 1, 2025	February 3, 2024
Beginning balance	$ 16,421	$ 16,421
Additions for tax positions taken in prior years	—	—
Decreases related to lapse of statute limitation	—	—
Ending balance	$ 16,421	$ 16,421

The Company has approximately $6.7 million accrued for interest and penalties as of February 1, 2025 in the consolidated balance sheets and recorded $1.9 million in interest during fiscal 2024 in the consolidated statements of operations. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company does not anticipate that unrecognized tax benefits will significantly increase or decrease over the next 12 months.

The Company is no longer subject to examination for U.S. federal income tax for periods prior to fiscal 2020. The Company is no longer subject to examination by state tax authorities for tax periods prior to fiscal 2019. The Company is currently under audit by various state jurisdictions for various years. Though the estimated completion dates of these audits are not known, it is possible that these audits will be completed within the next 12 months. In addition, the Company does not foresee other material changes to the federal or state uncertain tax positions affecting income tax expense within the next 12 months. The Company has no material foreign operations.

13. Accumulated Other Comprehensive (Loss) Income

Changes in the balances of each component included in AOCI are presented below (net of tax, in thousands):

	Derivatives	Foreign currency translation adjustment	Total
Balance at January 29, 2022	$ —	$ (2,238)	$ (2,238)
Other comprehensive (loss) income before reclassifications	(2,180)	194	(1,986)
Amounts reclassified from AOCI	126	—	126
Other comprehensive (loss) income	(2,054)	194	(1,860)
Balance at January 28, 2023	$ (2,054)	$ (2,044)	$ (4,098)
Other comprehensive income before reclassifications	752	5,534	6,286
Amounts reclassified from AOCI	(367)	—	(367)
Other comprehensive income	385	5,534	5,919
Balance at February 3, 2024	$ (1,669)	$ 3,490	$ 1,821
Other comprehensive income (loss) before reclassifications	4,303	(21,836)	(17,533)
Amounts reclassified from AOCI	(2,371)	—	(2,371)
Other comprehensive income (loss)	1,932	(21,836)	(19,904)
Balance at February 1, 2025	$ 263	$ (18,346)	$ (18,083)

14. Commitments and Contingencies

Baseball Stadium Naming Rights Commitment

In March 2003, the Company entered into an agreement with San Diego Ballpark Funding LLC and Padres L.P. to name the San Diego Padres' new stadium Petco Park. The naming rights include signage, advertising and other promotional benefits. Pursuant to the agreement, the Company pays an annual contract fee. Fees for fiscal 2024, 2023, and 2022 were $5.0 million, $4.6 million, and $4.4 million, respectively. These fees are included in selling, general and administrative expenses in the consolidated statements of operations and will be adjusted by the maximum annual change related to the San Diego consumer price index per year through the 2030 Major League Baseball season.

Litigation

The Company is involved in legal proceedings and is subject to other claims and litigation arising in the ordinary course of its business. The Company has made accruals with respect to certain of these matters, where appropriate, which are reflected in the Company's consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters, the Company has not made accruals because management has not yet determined that a loss is probable or because the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these matters will have a material adverse effect on its consolidated financial statements. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate, the Company may be subject to liability that could have a material adverse effect on its consolidated financial statements.

15. Reportable Segment

The following represents segment information for the Company's single operating segment, for the periods presented (in thousands):

	Fiscal years ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(52 weeks)	(53 weeks)	(52 weeks)
Revenue	$ 6,116,462	$ 6,255,284	$ 6,035,967
Add (deduct):			
Cost of sales	(3,792,060)	(3,901,449)	(3,608,860)
Advertising and marketing expenses	(156,086)	(194,429)	(203,704)
Pet care center expenses	(1,459,256)	(1,473,909)	(1,379,948)
Stock-based compensation expense	(50,212)	(81,859)	(60,784)
Other general and administrative expenses (1)	(651,797)	(561,428)	(557,112)
Goodwill impairment	—	(1,222,524)	—
Interest income	3,714	3,405	1,032
Interest expense	(143,531)	(150,909)	(101,643)
Loss on partial extinguishment of debt	—	(920)	—
Other non-operating income (loss)	4,800	4,727	(12,667)
Income tax benefit (expense)	7,481	27,613	(35,347)
Income from equity investees	18,669	16,188	12,976
Consolidated net (loss) income	$ (101,816)	$ (1,280,210)	$ 89,910

(1)   Other general & administrative expenses include support center labor and occupancy costs, legal, accounting, information technology, and consulting costs, depreciation and amortization, as well as impairments, write-offs and losses on the sale of fixed and other assets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this Annual Report on Form 10-K, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of February 1, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of February 1, 2025 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of February 1, 2025, we maintained effective internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of February 1, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears under Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended February 1, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based on certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information responsive to this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2025 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K (the "2025 Proxy Statement").

Item 11. Executive Compensation.

Information responsive to this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information responsive to this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information responsive to this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Information responsive to this Item is incorporated herein by reference to the 2025 Proxy Statement.

Item 15. Exhibits, Financial Statement Schedules.

1. Financial Statements

As part of this Annual Report on Form 10-K, the consolidated financial statements are listed in the accompanying index to financial statements on page 62.

2. Financial Statement Schedules

Not applicable.

3. Exhibit Index

The following is a list of exhibits filed as part of this Annual Report on Form 10-K or are incorporated herein by reference:

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on June 23, 2023)
3.3	Second Amended and Restated Bylaws of Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
4.1	Registration Rights Agreement, dated as of January 19, 2021, by and between Petco Health and Wellness Company, Inc. and Scooby Aggregator, LP (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
4.2	Stockholder's Agreement, dated as of January 19, 2021, by and between Petco Health and Wellness Company, Inc. and Scooby Aggregator, LP (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
4.3	Description of Securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)
10.1†	Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
10.2†	Petco Health and Wellness Company, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on January 19, 2021)
10.3†	Form of Indemnification Agreement for Directors and Certain Officers (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)
10.4†	Petco Health and Wellness Company, Inc. Executive Severance Plan and Form of Participation Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on September 30, 2022)
10.5†	Amended and Restated Employment Agreement between Petco Animal Supplies Stores, Inc., Petco Health and Wellness Company, Inc., and Ronald Coughlin, Jr. dated December 3, 2020 (incorporated by reference to Exhibit 10.23 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)

10.6†   Employment Agreement between Petco Animal Supplies, Inc. and Darren MacDonald dated May 25, 2019 (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)

10.7†   Employment Letter between Petco Animal Supplies Stores, Inc. and Justin Tichy dated September 17, 2018 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)

10.8†   Employment Letter between Petco Animal Supplies Stores, Inc. and John Zavada dated August 21, 2016 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2022)

10.9†   Form of Common Series C Unit Award Agreement (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)

10.10†   Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Director Form) (incorporated by reference to Exhibit 99.2 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.11†   Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (CEO Form) (incorporated by reference to Exhibit 99.3 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.12†   Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form) (incorporated by reference to Exhibit 99.4 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.13†   Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (CEO Form) (incorporated by reference to Exhibit 99.5 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.14†   Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form) (incorporated by reference to Exhibit 99.6 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.15†   Form of Performance Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 99.7 of the Company's Registration Statement on Form S-8, filed on January 19, 2021)

10.16†   Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Retention Award Form) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2022)

10.17†   Form of Performance Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (CEO Form) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2022)

10.18†   Form of Performance Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022)

10.19†	Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (CEO Form; 2-year vesting) (incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the year ended January 28, 2023)
10.20†	Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form; 2-year vesting) (incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K for the year ended January 28, 2023)
10.21†	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form; 2-year vesting) (incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the year ended January 28, 2023)
10.22†	Form of Performance Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2023 CEO Form) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2023)
10.23†	Form of Performance Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2023 Executive Form) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2023)
10.24†	Employment Letter between Petco Animal Supplies Stores, Inc. and Amy College dated February 18, 2022 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2023)
10.25†	First Amendment to Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on June 23, 2023)
10.26†	Form of Retention Bonus Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023)
10.27†	Employment Letter, dated March 12, 2024, between Petco Health and Wellness Company, Inc. and R. Michael Mohan, effective as of March 13, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on March 13, 2024)
10.28†	Separation and Consulting Agreement and General Release of Claims by and between Petco Animal Supplies Stores, Inc., Petco Health and Wellness Company, Inc., Scooby LP and Ronald V. Coughlin, Jr., dated March 12, 2024 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on March 13, 2024)
10.29	Stock Purchase Agreement, dated May 13, 2024, among Petco Health and Wellness Company, Inc., GSSB Corporation and Scooby Aggregator, LP. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on May 14, 2024)
10.30†	Offer Letter, dated May 13, 2024, between Glenn Murphy and Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on May 14, 2024)
10.31†	Form of Retention Bonus Agreement (2024 Officer Form) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.32†	Form of Performance Stock Unit Award Grant Notice and Standard terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2024 Executive Form) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)

10.33†	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Interim CEO Form) (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.34†	Form of Nonqualified Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Interim CEO Form) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.35†	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Executive Form) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.36†	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (CHRO Special RSU Form) (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.37†	Separation Agreement and General Release of Claims by and between Petco Health and Wellness Company, Inc., Scooby LP, and Darren McDonald dated April 12, 2024 (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2024)
10.38†	Offer Letter, dated July 17, 2024, between Joel D. Anderson and Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 17, 2024)
10.39†	First Amendment to Restricted Stock Unit Award and Nonqualified Stock Options, effective July 29, 2024, between R. Michael Mohan and Petco Health and Wellness Company, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on August 2, 2024)
10.40†	Transition and Separation Agreement and General Release of Claims between Petco Animal Supplies Stores, Inc. and Amy College dated June 4, 2024 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2024)
10.41†	Offer Letter, dated February 17, 2025, between Petco Health and Wellness Company, Inc. and Sabrina Simmons (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on February 18, 2025)
10.42†	Transition and Separation Agreement and General Release of Claims, dated February 20, 2025, between Petco Animal Supplies Stores, Inc. and Brian LaRose (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A, filed on February 25, 2025)
10.43†*	Separation Agreement and General Release of Claims, dated January 12, 2025, between Petco Animal Supplies Stores, Inc. and John Zavada
10.44†*	Amended and Restated Grant Notice for Inducement Restricted Stock Unit Award, effective December 2, 2024, between Glenn Murphy and Petco Health and Wellness Company, Inc.
10.45*	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 Employee Form)
10.46†*	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 Executive Form)
10.47†*	Form of Nonqualified Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 Executive Form)
10.48†*	Form of Performance Stock Unit Award Grant Notice and Standard terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 Executive Form)

10.49†*	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 CEO Form)
10.50†*	Form of Nonqualified Grant Notice and Standard Terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 CEO Form)
10.51†*	Form of Performance Stock Unit Award Grant Notice and Standard terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (2025 CEO Form)
10.52†	Form of Grant Notice for Inducement Restricted Stock Unit Award and Standard Terms and Conditions for Inducement Restricted Stock Units (Romanko Form) (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8, filed on March 6, 2025)
10.53†	Form of Grant Notice for Inducement Performance Stock Unit Award and Standard Terms and Conditions for Inducement Performance Stock Units (Romanko Form) (incorporated by reference to Exhibit 99.2 of the Company's Registration Statement on Form S-8, filed on March 6, 2025)
10.54†	Form of Grant Notice for Inducement Nonqualified Stock Options and Standard Terms and Conditions for Inducement Nonqualified Stock Options (Romanko Form) (incorporated by reference to Exhibit 99.3 of the Company's Registration Statement on Form S-8, filed on March 6, 2025)
10.55†*	Form of Performance Stock Unit Award Grant Notice and Standard terms and Conditions under the Petco Health and Wellness Company, Inc. 2021 Equity Incentive Plan (Chief Merchandising Form)
10.56	First Lien Credit Agreement, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., the Lenders party thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent, as amended by the First Amendment to Credit Agreement, dated December 12, 2022, by and between Petco Health and Wellness Company, Inc. and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2023)
10.57	ABL Revolving Credit Agreement, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., the Lenders party thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent, as amended by the First Amendment to ABL Revolving Credit Agreement, dated December 12, 2022, by and between Petco Health and Wellness Company, Inc. and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2023)
10.58	Second Amendment to ABL Revolving Credit Agreement, dated March 29, 2024, by and among Petco Health and Wellness Company, Inc., the Loan Parties party thereto, the several banks and financial institutions party thereto, and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.31 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2024)
10.59	ABL Guaranty, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., as Borrower, the Guarantors from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.31 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)
10.60	First Lien Guaranty, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., as Borrower, the Guarantors from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)
10.61	ABL Security Agreement, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., as Borrower, the Grantors from time to time party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)
10.62	First Lien Security Agreement, dated March 4, 2021, by and among Petco Health and Wellness Company, Inc., as Borrower, the Grantors from time to time party thereto, and Citibank, N.A., as

Administrative Agent (incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)

10.63	Intercreditor Agreement, dated March 4, 2021, by and among Citibank, N.A., as Revolving Credit Collateral Agent, Citibank, N.A., as Initial Term Loan Collateral Agent, as acknowledged and agreed by Petco Health and Wellness Company, Inc., and the Grantors party thereto (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2021)
19.1*	Insider Trading Policy
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of the Company's Registration Statement on Form S-1, filed on December 3, 2020)
23*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

† Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Petco Health and Wellness Company, Inc.
Date: March 31, 2025	By: /s/ Joel D. Anderson Joel D. Anderson Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joel D. Anderson Joel D. Anderson	Chief Executive Officer and Director (principal executive officer)	March 31, 2025
/s/ Sabrina Simmons Sabrina Simmons	Chief Financial Officer (principal financial and accounting officer)	March 31, 2025
/s/ Glenn Murphy Glenn Murphy	Executive Chairman	March 31, 2025
/s/ R. Michael Mohan R. Michael Mohan	Director	March 31, 2025
/s/ David Lubek David Lubek	Director	March 31, 2025
/s/ Cameron Breitner Cameron Breitner	Director	March 31, 2025
/s/ Gary Briggs Gary Briggs	Director	March 31, 2025
/s/ Nishad Chande Nishad Chande	Director	March 31, 2025
/s/ Christy Lake Christy Lake	Director	March 31, 2025
/s/ Iris Yen Iris Yen	Director	March 31, 2025
/s/ Christopher J. Stadler Christopher J. Stadler	Director	March 31, 2025
/s/ Mary Sullivan Mary Sullivan	Director	March 31, 2025

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BOARD OF DIRECTORS

Glenn Murphy
Executive Chairman

Joel D. Anderson
Chief Executive Officer

R. Michael (Mike) Mohan
Former President and Chief Operating
Officer of Best Buy

Iris Yen
Chief Strategy and Transformation
Officer of Wella Company

Cameron Breitner
Senior Advisor at CVC Capital Partners

Gary Briggs
Former Chief Marketing Officer of
Facebook, Inc.

Nishad Chande
Partner, U.S. Head of Consumer and
Co-Head of Business Services at CVC

Christy Lake
Chief Administrative Officer at Twilio

David Lubek
Managing Director, Direct Private Equity at
CPP Investments

Christopher J. Stradler
Managing Partner at CVC

Mary Sullivan
Senior Managing Director and Chief Talent
Officer at CPP Investments

EXECUTIVE LEADERSHIP TEAM

Joel D. Anderson
Chief Executive Officer

Glenn Murphy
Executive Chairman

Sabrina Simmons
Chief Financial Officer

Tim Buckenberger
SVP, Merchandise Planning, Inventory &
Supply Chain

Dan Calista
Chief Strategy & Transformation Officer

Giovanni Insana
Chief Legal Officer & Secretary

Asad Jafari
Chief Technology Officer

Holly May
Chief Human Resources Officer

Stephen Reyes
SVP, Services

Michael Romanko
Chief Customer and Product Officer

Jack Stout
Chief Merchandising Officer

Joe Venezia
Chief Revenue Officer



Petco

petco.com

Petco National Support Center

10850 Via Frontera
San Diego, CA 92127

Principal Investor Contact

InvestorRelations@petco.com
ir.petco.com

Common Stock

Listed on Nasdaq
Stock symbol WOOF